================================================================================
                                                    Registration Nos. 333-109499
                                                                       811-09007

    As filed with the Securities and Exchange Commission on December 18, 2003

                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

     Pre-Effective Amendment No.      [1]             [X]

     Post-Effective Amendment No.     [_]             [_]

                                      and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

     Amendment No.                    [8]             [X]

                                   ----------

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VA-R
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                                830 Third Avenue
                            New York, New York 10022
         (Address of Depositor's Principal Executive Offices) (Zip Code)

       (Depositor's Telephone Number, including Area Code) (713) 831-8470

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                    2929 Allen Parkway, Houston, Texas 77019
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that the filing will become effective (check appropriate box)

     [_]  immediately upon filing pursuant to paragraph (b) of Rule 485
     [X]  on February 2, 2004 pursuant to paragraph (b) of Rule 485
     [_]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [_]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

     [_] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:

     Units of interest in The United States Life Insurance Separate Account USL VA-R under variable annuity contracts

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         PLATINUM INVESTOR/SM/ IMMEDIATE
                                VARIABLE ANNUITY
                    Single Premium Immediate Variable Annuity
                               Contract issued by
                 The United States Life Insurance Company in the
                                City of New York
                      through its Separate Account USL VA-R

                    This Prospectus is dated February 2, 2004

This prospectus describes information you should know before you purchase a Platinum Investor Immediate Variable Annuity (the "Platinum Investor IVA"). On page 4 you will find definitions of certain capitalized terms used in this prospectus. Please read this prospectus carefully and keep it for future reference. For information on how to contact us, please see page 3.

The Platinum Investor IVA is a single premium immediate variable annuity Contract (the "Contract" or "Contracts") between you and The United States Life Insurance Company in the City of New York ("USL") where you agree to make one Premium Payment to USL and USL agrees to make a stream of Income (annuity) Payments at a later date. The Contract is a single premium, immediate, variable annuity offered to individuals. It is immediate because we start making Income Payments within 12 months from the Contract Date.

The USL declared fixed interest account (the "Fixed Account") is the fixed investment option for the Contract. USL's Separate Account USL VA-R (the "Separate Account") provides access to investment in the Contract's variable investment options. Currently, the Contract's variable investment options each purchase shares of a corresponding Fund of:

..    AIM Variable Insurance Funds ("AIM V.I.")
..    The Alger American Fund ("Alger American")
..    American Century Variable Portfolios, Inc. ("American Century VP")
..    American Century Variable Portfolios II, Inc. ("American Century VP II")
..    Credit Suisse Trust ("Credit Suisse")
..    Dreyfus Investment Portfolios ("Dreyfus IP")
..    Dreyfus Variable Investment Fund ("Dreyfus VIF")
..    Fidelity Variable Insurance Products Fund ("Fidelity VIP")
..    Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton")
..    Janus Aspen Series ("Janus Aspen")
..    J.P. Morgan Series Trust II ("JPMorgan")
..    MFS/(R)/ Variable Insurance Trust/SM/ ("MFS/(R)/")
..    Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")
..    Oppenheimer Variable Account Funds ("Oppenheimer")
..    PIMCO Variable Insurance Trust ("PIMCO VIT")
..    Putnam Variable Trust ("Putnam VT")
..    SunAmerica Series Trust ("SunAmerica")
..    The Universal Institutional Funds, Inc. ("UIF")
..    VALIC Company I ("VALIC Co. I")
..    Vanguard Variable Insurance Fund ("Vanguard VIF")
..    Van Kampen Life Investment Trust ("Van Kampen LIT")

See "Variable Investment Options" on page 11 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should be sure you also read the prospectuses of the Funds underlying the variable investment option you may be interested in. You can request free copies of any or all of the Fund prospectuses from your USL representative or from us at either our Home Office or Administrative Center listed on page 3.

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The Contracts are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable annuity is subject to investment risks, including possible loss of principal invested.

The Contract is not available in all states. This Prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS

DEFINITIONS .................................................................. 4
SUMMARY OF THE CONTRACT ...................................................... 6
   Purpose of the Platinum Investor IVA Contract ............................. 6
   Types of Contracts ........................................................ 6
   Purchase of the Contract .................................................. 6
   The Investment Options .................................................... 7
   Expenses .................................................................. 7
   Right to Cancel the Contract .............................................. 8
   Withdrawals ............................................................... 8
   Income Payments ........................................................... 8
FEE TABLES ................................................................... 9
CONDENSED FINANCIAL INFORMATION ............................................. 10
INVESTMENT OPTIONS .......................................................... 11
   Variable Investment Options .............................................. 11
   Fixed Account ............................................................ 14
PARTIES INVOLVED IN THE CONTRACT ............................................ 15
   Contract Owner ........................................................... 15
   Annuitant and Joint Annuitant ............................................ 17
   Payee .................................................................... 17
   Beneficiary and Contingent Beneficiary ................................... 17
THE CONTRACT AND HOW IT WORKS ............................................... 18
   General Description ...................................................... 18
   Purchasing a Contract .................................................... 18
   Allocation of Premium Payment ............................................ 19
   Right to Cancel .......................................................... 20
   Key Contract Dates ....................................................... 20
   Income Payments .......................................................... 21
   Access to your Money ..................................................... 21
TRANSFERS ................................................................... 21
   Transfers Among Investment Options ....................................... 21
   Effective Date of Transfers Among Variable Investment Options ............ 22
   Automatic Rebalancing .................................................... 22
   Market Timing ............................................................ 23
EXPENSES .................................................................... 23
   Mortality and Expense Risk Charge ........................................ 23
   Administrative Charge .................................................... 24
   Contract Fee ............................................................. 24
   Sales Charge ............................................................. 24
   Withdrawal Charge ........................................................ 24
   Premium Taxes ............................................................ 25
   Transfer Fee ............................................................. 25
   Fund Expenses ............................................................ 25
   General .................................................................. 25
INCOME PAYMENTS ............................................................. 26
   Generally ................................................................ 26
   Income Start Date ........................................................ 26
   Frequency and Amount of Income Payments .................................. 27
   Semi-Annual Benefit Leveling ............................................. 27
   Payout Options ........................................................... 28
   Annuity Income Units ..................................................... 30

   Determination of the Initial Variable Income Payment ..................... 31
   Additional Items that may Impact Income Payments ......................... 31
   Determination of Subsequent Variable Income Payments ..................... 32
   Assumed Investment Return ................................................ 32
ACCESS TO YOUR MONEY ........................................................ 33
   Generally ................................................................ 33
   Withdrawal Rights ........................................................ 33
   Deferment of Payments .................................................... 36
DEATH BENEFIT ............................................................... 37
   Succession of Contract Ownership ......................................... 37
   Notification of Death .................................................... 37
   Death of the Contract Owner and/or Annuitant ............................. 37
   Designation of Beneficiary ............................................... 39
PERFORMANCE ................................................................. 39
TAXES ....................................................................... 40
   Introduction ............................................................. 40
   Annuity Contracts in General ............................................. 41
   Distributions In General ................................................. 41
   Tax Treatment of Distributions -- Non-Qualified Contracts ................ 43
   Non-Qualified Contracts Owned by Non-Natural Persons ..................... 45
   Section 1035 Exchanges ................................................... 45
   Diversification and Investor Control ..................................... 45
   Withholding .............................................................. 46
OTHER INFORMATION ........................................................... 46
   The United States Life Insurance Company in the City of New York ......... 46
   Distribution of the Contract ............................................. 47
   Legal Proceedings ........................................................ 47
FINANCIAL STATEMENTS ........................................................ 48
APPENDIX A .................................................................. 49
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ................ 55

CONTACT INFORMATION: Here is how you can contact us about the Platinum Investor /SM/ Immediate Variable Annuity Contracts:

--------------------------------------------------------------------------------------------------------------------------------
                  ADMINISTRATIVE CENTER:                                 HOME OFFICE:                   PREMIUM PAYMENTS:
--------------------------------------------------------------------------------------------------------------------------------
(Express Delivery)             (U.S. Mail)                       The United States Life Insurance  (Express Delivery)
The United States Life         The United States Life Insurance  Company in the City of New        The United States Life
Insurance Company in the City  Company in the City of New        York                              Insurance Company in the City
of New York                    York                              830 Third Avenue                  of New York
SPIA Operations 2-D1           SPIA Operations 2-D1              New York, New York 10022          c/o Southwest Bank of Texas
2727-A Allen Parkway           P. O. Box 3018                    1-212-709-6000                    Attn: Lockbox 4532
Houston, Texas 77019-2116      Houston, Texas 77210-3018                                           1801 Main Street
1-888-438-6933                                                                                     Houston, Texas 77002
Fax: 1-713-620-3139                                                                                (U.S. Mail)
(Except premium payments)                                                                          The United States Life
                                                                                                   Insurance Company in the City
                                                                                                   of New York
                                                                                                   c/o Southwest Bank of Texas
                                                                                                   Attn: Lockbox 4532
                                                                                                   Houston, Texas 77210
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Administrative Office - Our administrative office is located at 2727-A Allen Parkway P. O. Box 3018, Houston, Texas 77253-3018, telephone: 1-888-438-6933.

Annuitant - The person whose life determines the duration of Income Payments involving life contingencies. The Annuitant is usually the Contract Owner, but in some circumstances the Contract Owner may not be the Annuitant. In addition, certain Payout Options under the Contract permit a Joint Annuitant. In the event there is a Joint Annuitant then the main Annuitant is considered to be the "Primary Annuitant." Certain Qualified Contracts require the Annuitant and the Contract Owner to be the same person.

Annuity Starting Date - The latter of the Contract Date and the first day of the first Modal Time Period.

Annuity Income Unit - An accounting unit of measure used to calculate Income Payments after the Income Start Date.

Annuity Income Unit Value - The value of one Annuity Income Unit.

Assumed Investment Return - The Assumed Investment Return (or "AIR") is a factor used in calculating the initial and subsequent variable Income Payments.

Beneficiary - The person (or entity) selected by the Contract Owner to become the new Contract Owner in the event that the Contract Owner and the Annuitant(s) die.

Company - The United States Life Insurance Company in the City of New York, 830 Third Avenue, New York, New York 10022.

Commutation Value - The value of future Income Payments that are converted (commuted) into a lump sum. The commutation value may be available for partial withdrawal and/or full withdrawal under certain Payout Options and may be available to beneficiaries when an annuitant dies before all term certain payments have been made.

Contract Anniversary - An anniversary of the date we issued your Contract.

Contract Date - The date your Contract is issued and becomes effective.

Contract Owner - The person (or persons) who controls all the rights and benefits under the Contract. Unless otherwise noted, all references to "you" or "your", in this prospectus, refer to the Contract Owner.

Contract Year - Each 12 month period beginning on the Contract Date.

Death Benefit - The amount payable, if any, after the Contract Owner and Annuitant die.

Division - Separate and distinct divisions of the Separate Account to which underlying shares of a Fund are allocated. The performance of the selected division(s) is used to determine the value of variable Income Payments.

Fixed Investment Option or Fixed Account - The portion of the Premium Payment allocated to USL's general account to provide for fixed Income Payments.

Income Payments - The series of periodic Income (annuity) Payments selected by the Contract Owner.

Income Start Date - The date on which Income Payments begin. You choose this date when you purchase the Contract. It cannot be later than 12 months after the Contract Date.

Modal Time Period - The period of time (mode) ending on the date that an Income Payment is made. For example, if you select monthly Income Payments, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made.

Non-Qualified Contract - An annuity purchased with dollars already subjected to taxation.

Payout Option - The method in which you choose the Payee to receive the stream of Income Payment(s).

Premium Payment - Money sent to us to purchase your Contract. Because the Contract is a single Premium Payment Contract, you are permitted to make only one Premium Payment to us. However, the Premium Payment may come to us from multiple sources. All references, in this prospectus, to "net Premium Payment" mean your Premium Payment minus taxes and one-time charges.

Premium Tax - A tax charged by a state or municipality on your Premium Payment.

Qualified Contract - An annuity purchased with premium dollars protected from current taxation by some type of employer retirement plan, such as a 403(b), or 401(k), or by an IRA.

Right to Cancel Period - Time period immediately following the Contract Date, when you may return your Contract to the Company. Your Contract or materials related to your Contract may use the terms "Right to Examine Period" or "Free Look Period" to describe the Right to Cancel Period.

Semi-Annual Benefit Leveling - The adjustment to variable Income Payments to make Income Payments made during the following six months equal in amount.

Valuation Date or Valuation Day - Each day that the New York Stock Exchange ("NYSE") is open for trading.

Valuation Period - The period between the close of business (which is the close of the NYSE) on any Valuation Date and the close of business for the next succeeding Valuation Date.

--------------------------------------------------------------------------------
                             SUMMARY OF THE CONTRACT
--------------------------------------------------------------------------------

This summary provides a brief overview of the significant features of the Contract. You can find additional information later in this prospectus, in the SAI, and in the Contract itself. This prospectus applies principally to the variable investment options and related aspects of the Contract. The fixed investment option is discussed under the heading "Fixed Account."

     ----------------------------------------------------------------------
     Throughout this prospectus, you will find text boxes, such as this one, that contain (i) information about the Contract's fees and expenses, and (ii) additional explanations, examples and/or risks of certain features and concepts associated with the Contract.
     ----------------------------------------------------------------------

All page number references refer to pages in this prospectus unless otherwise stated.

Purpose of the Platinum Investor IVA Contract

The Contract described in this prospectus provides Income Payments to the Payee, based on:

     .    the life of the Annuitant(s);

     .    the life of the Annuitant(s) with a certain period of years; or

     .    for a certain period of years.

(In this prospectus, "a certain period of years" may be referred to as "a guaranteed number of years" and/or "guaranteed period.") You may select from a number of Payout Options. You may choose Income Payments that are fixed, variable, or a combination of fixed and variable. You may choose Income Payments on a monthly, quarterly, semi-annual, or annual basis.

Types of Contracts

There are two types of Contracts. You may purchase a Non-qualified Contract with money from any source. Or, you may purchase a Qualified Contract with contributions rolled-over from a qualified plan such as a 401(a) or 401(k) plan, a 403(b) plan, a governmental 457(b) plan, or an IRA.

Purchase of the Contract

The minimum amount to purchase a Contract is $25,000. You cannot add to your Contract at a later date (it is a single Premium Payment Contract.). We reserve the right to accept a Premium Payment below that amount or reject a Premium Payment in excess of limits we establish from time to time. Prior USL approval is required for any Premium Payment exceeding $1,000,000. In general, we will not issue a Contract with Annuitant(s) over age 90, but reserve the right to increase or decrease that age.

The Investment Options

Variable Investment Options. When you purchase the Contract, you may allocate your Premium Payment to our Separate Account to provide for variable Income Payments. Our Separate Account is divided into 62 divisions, 51 of which are offered under the Contract. Each of the 51 divisions constitutes a variable investment option, and invests exclusively in shares of a specific Fund. See page 11 of this prospectus for a detailed list of the variable investment options and their corresponding Funds.

The investment performance of each division is linked to the investment performance of its corresponding underlying Fund. Assets in each of the divisions belong to USL, but are accounted for separately from USL's other assets and can be used only to satisfy its obligations under the Contracts.

     ----------------------------------------------------------------------
     Allocating part or all of your Premium Payment to a division means you have elected, at least in part, variable Income Payments. The amount of your variable Income Payments will increase or decrease depending on the investment performance of the division(s) you selected. You bear the investment risk for amounts allocated to a division.
     ----------------------------------------------------------------------

Fixed Account. You can also allocate all or part of your premium to the Fixed Account and elect fixed Income Payments. With the Fixed Account, you will receive fixed Income Payments that will not fluctuate from the scheduled amount set forth in your Contract.

No transfers or withdrawals may be made out of the Fixed Account.

Expenses

USL deducts the following charges in connection with the Contract. For additional information, see "EXPENSES" on page 23.

Mortality and Expense Risk Charge. We deduct a daily charge from the assets of each variable investment option for mortality and expense risks.

Administrative Charge. We deduct a daily administrative charge from the assets of each variable investment option.

Premium Tax Charge. Certain states assess a premium tax charge for Premium Payments made under the Contract. If applicable, the premium tax will be deducted from your single Premium Payment upon its receipt by the Company. See "Premium Taxes" further on in this prospectus for more information.

Sales Charge. We deduct a one time sales charge from your Premium Payment.

Withdrawal Charge. During the first eight Contract Years, we deduct a withdrawal charge for each full or partial withdrawal under the Contract.

Contract Fee. We deduct a one time charge from your Premium Payment.

Fund Expenses. The management fees and other expenses of the Funds are paid by the Funds and are reflected in the net asset values of the Funds' shares.

Right to Cancel the Contract

You may cancel your Contract within ten days after receiving it (or longer if your state requires). We will refund your Premium Payment, adjusted as required by your Contract. See "Right to Cancel" on page 20.

Withdrawals

Depending on the Payout Option you have chosen, you may be permitted to make partial withdrawals or a full withdrawal of monies from the variable investment options portion of your Contract. All partial and full withdrawals are subject to a 1% (of the amount withdrawn) withdrawal charge during the first eight Contract Years. However, please keep in mind that the Contract is designed to meet long-term financial goals. The Contract is not suitable as a short-term investment.

Income Payments

Income Payments begin on the Income Start Date. Income Payments will be based on the Payout Option chosen at the time of application. You can receive fixed or variable Income Payments or a combination of the two. Fixed Income Payments will give you a level stream of income that will not change from Income Payment to Income Payment. Variable Income Payments will change from Income Payment to Income Payment depending on the performance of the variable investment option(s) that you have chosen. With a combination fixed and variable Income Payments, a portion of your Income Payments will remain level, and a portion will fluctuate.

You can receive payments for life, for life with a guaranteed period, or for a guaranteed period only. You can also receive payments on a monthly, quarterly, semi-annual, or annual basis.

See Income Payments on page 26 for more detailed information. You may also wish to contact your tax or other financial adviser in determining the types of Income Payments that are right for you.

--------------------------------------------------------------------------------
                                   FEE TABLES
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and withdrawing money from the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, withdraw money from the Contract, or transfer amounts between investment options. State premium taxes may also be charged. The charges remain constant over the life of the Contract; we reserve the right to increase the charges to the maximum amounts on Contracts issued in the future.

--------------------------------------------------------------------------------
                       Maximum Owner Transaction Expenses
--------------------------------------------------------------------------------
         Charge                                  Maximum Amount
--------------------------------------------------------------------------------
Sales Load Imposed on Purchases         4.0%
(as a percentage of  Premium Payment)
--------------------------------------------------------------------------------
Withdrawal Charge*                      1.0% of the amount withdrawn
--------------------------------------------------------------------------------
Contract Fee (one time)                 $100
--------------------------------------------------------------------------------
Transfer Fee                            $25 (There is no charge for the first 12
                                        transfers each Contract year;
                                        thereafter, we reserve the right to
                                        charge a fee of $25 per transfer but we
                                        are not currently charging $25.)
--------------------------------------------------------------------------------
Premium Taxes - qualified contracts     0 - 1% of premium
--------------------------------------------------------------------------------
Premium Taxes - non-qualified           0 - 3.5% of premium
contracts
--------------------------------------------------------------------------------

----------

     * The Withdrawal Charge applies for the first 8 Contract Years only. Only Payout Options 2, 4 and 5 permit withdrawals.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including fund fees and expenses.

-------------------------------------------------------------------------------
              Separate Account Annual Expenses (as a percentage
                         of average account value)
-------------------------------------------------------------------------------
                     Charge                  Current Amount      Maximum Amount
-------------------------------------------------------------------------------
Mortality and Expense Risk Charge                      0.40%               1.10%
-------------------------------------------------------------------------------
Administrative Charge                                  0.15%               0.15%
-------------------------------------------------------------------------------
   Total Separate Account Annual Expenses              0.55%               1.25%
-------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that the Fund will charge periodically during the time that you own the Contract. The table shows the maximum and minimum Total Annual Fund Operating Expenses for the fiscal year ended December 31, 2002. Current and future expenses for the Funds may be higher or lower than those shown.

----------------------------------------------------------------------------
          Annual Fund Fees and Expenses (as a percentage of average
                        daily variable account value)
----------------------------------------------------------------------------
         Charge                                          Maximum    Minimum
----------------------------------------------------------------------------
Total Annual Fund Operating Expenses (expenses that
are deducted from fund assets include management fees,
distribution (12b-1) fees, and other expenses)/1/            2.69%      0.33%
----------------------------------------------------------------------------

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses accompanying this Contract prospectus.

     /1/ Currently 16 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers will last expire no later than March 31, 2005. The impact of contractual reimbursements or fee waivers is as follows:

-------------------------------------------------------------
Charge                                  Maximum      Minimum
-------------------------------------------------------------
Total Annual Fund Operating Expenses
for all of the Funds After Contractual
Reimbursement or Fee Waiver                 1.25%        0.33%
-------------------------------------------------------------

--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

There were no historical unit values as of the date of this prospectus.

--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------

Variable Investment Options

Separate Account USL VA-R. USL established Separate Account USL VA-R on August 8, 1997. The Separate Account has 62 divisions, 51 of which are available under the Contracts offered by this Prospectus. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

Each division of the Separate Account is part of USL's general business, and the assets of the Separate Account belong to USL. Under New York law and the terms of the Contracts, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that USL may conduct. These assets will be held exclusively to meet USL's obligations under this Contract and other variable annuity contracts issued through the Separate Account. Furthermore, USL credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of USL.

Divisions. We divided the Separate Account into divisions, each of which invests in shares of a corresponding underlying Fund. You may invest your Premium Payment in divisions investing in the Funds listed in the following table. The name of each underlying Fund describes its type (for example, money market fund, growth fund, equity fund, etc.), except for the underlying Funds with an "*" next to their name. For these underlying Funds, whose name does not describe their type, we provide that information immediately following the table.

-------------------------------------------------------------------------------------------------------------------
           Underlying Funds                                      Investment Adviser (sub-adviser, if applicable)
-------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Class I                  A I M Advisors, Inc.
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund - Class I                        A I M Advisors, Inc.
-------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares       Fred Alger Management, Inc.
-------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio - Class O Shares*   Fred Alger Management, Inc.
-------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund                                American Century Investment Management, Inc.
-------------------------------------------------------------------------------------------------------------------
American Century VP II Inflation Protection Fund              American Century Investment Management, Inc.
-------------------------------------------------------------------------------------------------------------------
Credit Suisse Small Cap Growth Portfolio                      Credit Suisse Asset Management, LLC
-------------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio - Initial shares            The Dreyfus Corporation
-------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial shares           The Dreyfus Corporation
-------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Developing Leaders Portfolio - Initial shares*    The Dreyfus Corporation
-------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio - Service Class 2*     Fidelity Management & Research Company
                                                              (FMR Co., Inc.),
                                                              (Fidelity Management & Research (U.K.) Inc.),
                                                              (Fidelity Management & Research (Far East) Inc.),
                                                              (Fidelity Investments Money Management, Inc.), and
                                                              (Fidelity Investments Japan Limited)


-------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio - Service Class 2*       Fidelity Management & Research Company
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
           Underlying Funds                                      Investment Adviser (sub-adviser, if applicable)
-------------------------------------------------------------------------------------------------------------------
                                                              (FMR Co.,Inc.),
                                                              (Fidelity Management & Research (U.K.) Inc.),
                                                              (Fidelity Management & Research (Far East) Inc.), and
                                                              (Fidelity Investments Japan Limited)
-------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio - Service Class 2        Fidelity Management & Research Company
                                                              (FMR Co., Inc.)
-------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio - Service Class 2               Fidelity Management & Research Company
                                                              (FMR Co., Inc.)
-------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service Class 2              Fidelity Management & Research Company
                                                              (FMR Co., Inc.),
                                                              (Fidelity Management & Research (U.K.) Inc.),
                                                              (Fidelity Management & Research (Far East) Inc.), and
                                                              (Fidelity Investments Japan Limited)
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton U.S. Government Fund - Class 2             Franklin Advisers, Inc.
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares Securities Fund - Class 2*   Franklin Mutual Advisers, LLC
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton Foreign Securities Fund - Class 2          Templeton Investment Counsel, LLC
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton Small Cap Value Securities Fund - Class 2  Franklin Advisory Services, LLC
-------------------------------------------------------------------------------------------------------------------
Janus Aspen Mid Cap Growth Portfolio - Service Shares         Janus Capital
-------------------------------------------------------------------------------------------------------------------
Janus Aspen International Growth Portfolio - Service Shares   Janus Capital
-------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio - Service Shares       Janus Capital
-------------------------------------------------------------------------------------------------------------------
JPMorgan Mid Cap Value Portfolio                              J.P. Morgan Investment Management Inc.
-------------------------------------------------------------------------------------------------------------------
JPMorgan Small Company Portfolio                              J.P. Morgan Investment Management Inc.
-------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Capital Opportunities Series                         Massachusetts Financial Services Company
-------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Emerging Growth Series                               Massachusetts Financial Services Company
-------------------------------------------------------------------------------------------------------------------
MFS/(R)/ New Discovery Series*                                Massachusetts Financial Services Company
-------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Research Series                                      Massachusetts Financial Services Company
-------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio                 Neuberger Berman Management Inc.
-------------------------------------------------------------------------------------------------------------------
Oppenheimer Multiple Strategies Fund/VA*                      OppenheimerFunds, Inc.
-------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                         OppenheimerFunds, Inc.
-------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio - Administrative Class        Pacific Investment Management Company, LLC
-------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative Class         Pacific Investment Management Company, LLC
-------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio - Administrative Class       Pacific Investment Management Company, LLC
-------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund - Class IB                  Putnam Investment Management, LLC
-------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB                   Putnam Investment Management, LLC
-------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB     Putnam Investment Management, LLC
-------------------------------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio - Class 1              AIG SunAmerica Asset Management Corp.
-------------------------------------------------------------------------------------------------------------------
SunAmerica Balanced Portfolio - Class 1                       AIG SunAmerica Asset Management Corp.
-------------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I                         Morgan Stanley Investment Management Inc. (d/b/a Van
                                                              Kampen)
-------------------------------------------------------------------------------------------------------------------
UIF High Yield Portfolio - Class I                            Morgan Stanley Investment Management Inc. (d/b/a Van
                                                              Kampen)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I International Equities Fund                       VALIC (AIG Global Investment Corp.)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I Mid Cap Index Fund                                VALIC (AIG Global Investment Corp.)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I Money Market I Fund                               VALIC (AIG SunAmerica Asset Management Corp.)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I Nasdaq-100/(R)/ Index Fund                        VALIC (AIG Global Investment Corp.)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I Science & Technology Fund                         VALIC (T. Rowe Price Associates, Inc.)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I Small Cap Index Fund                              VALIC (AIG Global Investment Corp.)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
           Underlying Funds                                      Investment Adviser (sub-adviser, if applicable)
-------------------------------------------------------------------------------------------------------------------
VALIC Co. I Stock Index Fund                                  VALIC (AIG Global Investment Corp.)
-------------------------------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond Portfolio                        Wellington Management Company, LLP
-------------------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index Portfolio                             The Vanguard Group
-------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Growth and Income Portfolio - Class I          Van Kampen Asset Management Inc.
-------------------------------------------------------------------------------------------------------------------

     * The Fund type for Alger American Leveraged AllCap Portfolio - Class O Shares is equity growth.
          The Fund type for Dreyfus VIF Developing Leaders Portfolio - Initial shares is small cap.
          The Fund type for Fidelity VIP Asset Manager /SM/ Portfolio - Service Class 2 is high return.
          The Fund type for Fidelity VIP Contrafund/(R)/ Portfolio - Service Class 2 is capital appreciation.
          The Fund type for Franklin Templeton Mutual Shares Securities Fund - Class 2 is capital appreciation.
          The Fund type for MFS New Discovery Series is small cap growth.
          The Fund type for Oppenheimer Multiple Strategies Fund/VA is total return.

You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their Prospectuses, which accompany this Prospectus. You should carefully read the Funds' Prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Contract Owners' inquiries about the Funds. Currently, these payments range from 0.00% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. These payments do not result in any additional charges under the Contracts that are not described under "EXPENSES" on page 23.

We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees paid directly by PIMCO VIT for services we perform.

We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Contracts. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Voting Privileges. We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Contract at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your amount invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Contract Owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

Any portion of your Premium Payment you allocate to the Fixed Account goes into our general account. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our Separate Account assets, assets in the general account are subject to claims of Contract owners like you, as well as claims made by our other creditors. The availability of the Fixed Account option may be restricted in some states. The offering of interests under the Contract relating to the Fixed Account is not registered under the 1933 Act, and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

To the extent that you allocate premium or transfer amounts into the Fixed Account, we guarantee that the amount of the Income Payments you receive will be unaffected by investment performance.

No transfers to a variable investment option may be made from the Fixed Account under the Contract.

--------------------------------------------------------------------------------
                        PARTIES INVOLVED IN THE CONTRACT
--------------------------------------------------------------------------------

Several parties may play a role in the Contract. These include the Contract Owner, the Annuitant (and the Joint Annuitant, where applicable), the Beneficiary and the Payee.

Contract Owner

Unless otherwise provided, the Contract Owner has all rights under the Contract. Purchasers who name someone other than themselves as the Contract Owner will have no rights under the Contract.

At the time of application, the Contract Owner designates/elects:

     .    an Annuitant, and if applicable, a Joint Annuitant;

     . the frequency of Income Payments, Payout Option, Assumed Investment Return, and Income Start Date;

     .    a beneficiary, and if applicable, a contingent beneficiary;

     .    a payee and, if applicable, a contingent payee;

     . the portion of the single Premium Payment used to purchase fixed Income Payments and/or variable Income Payments;

     .    the allocation among investment options; and

     . any optional Contract features such as Semi-Annual Benefit Leveling and/or Automatic Rebalancing.

Ownership Rights Between the Contract Date and the Income Start Date. Between the date of issue and the Income Start Date, the Contract Owner has the right to:

     .    cancel the Contract during the free look period;

     .    change the beneficiary and/or the contingent beneficiary;

     .    change allocations among investment options;

     . elect to take a partial or full withdrawal, depending on the Payout Option selected and subject to any restrictions described in this prospectus;

     . elect or revoke a prior election of Semi-Annual Benefit Leveling (see "Semi-Annual Benefit Leveling").

Ownership Rights Between the Income Start Date and Prior to the Annuitant's Death. After the Income Start Date and prior to the Annuitant's death, the Contract Owner has the right to:

     . for Non-qualified Contracts, change the Contract Owner and/or Joint Contract Owner

     .    for Non-qualified Contracts, change the Payee;

     .    change the beneficiary and/or the contingent beneficiary;

     .    change allocations among investment options;

     . elect to take a partial or full withdrawal, depending on the Payout Option selected and subject to any restrictions described in this prospectus;

     .    elect or discontinue Semi-Annual Benefit Leveling; and

     .    elect or discontinue Automatic Rebalancing.

Changes. All changes, except those to Semi-Annual Benefit Leveling, will take effect as of the time such changes are recorded by USL, whether or not the Contract Owner or Annuitant is living at the time of the recording. USL will not be liable for any payments made or actions taken by USL before recording the change.

USL may require that all changes be submitted in writing or in another form USL deems acceptable. USL may require that signatures be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guarantee. USL may also require that signatures be properly notarized under state law.

     ----------------------------------------------------------------------
     Any changes in the Contract Owner, Joint Contract Owner or Payee could have tax consequences. The Contract Owner should consult a tax advisor before any changes are requested. USL is not responsible for the tax consequences of any ownership or payee changes.
     ----------------------------------------------------------------------

Joint Ownership. Joint Contract Owners each own an undivided interest in the Contract. A joint Contract Owner may only be named in Non-Qualified Contracts.

Annuitant and Joint Annuitant

The Annuitant's (and Joint Annuitant's, if applicable) life expectancy is used to determine the amount and duration of any Income Payments made under Payout Options involving life contingencies. The Annuitant (and joint Annuitant, if applicable) must be age 90 or younger at the time of Contract issuance, unless USL approves a request for an Annuitant or joint Annuitant of greater age. Once designated, the Annuitant and joint Annuitant, if applicable, cannot be changed. Joint Annuitants can be named only if permitted under the elected Income Option.

For Contracts issued as IRAs, the Contract Owner and Annuitant must be the same person and this individual's entire interest in the Contract is nonforfeitable.

Payee

The Payee is the person or party that the Contract Owner designates to receive Income Payments. In most circumstances, the Payee will be the Contract Owner and/or the Annuitant. The Contract Owner may name more than one Payee under the Contract. Multiple Payees will share Income Payments equally, unless the Contract Owner designates otherwise. If no Payee is designated on the application, then the Annuitant will be the Payee. If a Payee dies while receiving Income Payments, the Company will make any required Income Payments to the Contract Owner, or the Beneficiary, if no Contract Owner is living.

In no event will any Payee, who is not also the Contract Owner, have any ownership rights under the Contract.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who may receive benefits under the Contract if the Contract Owner, who is also the Annuitant (and the Joint Annuitant, if applicable) dies after the Annuity Start Date. The Contract Owner can name more than one beneficiary. The beneficiaries will share the benefits equally, unless otherwise specified.

If no beneficiary survives the Annuitant (and the Joint Annuitant, if applicable) the beneficiary's rights will vest in the contingent beneficiary. Contingent beneficiaries will share the benefits equally, unless otherwise specified.

If no beneficiary or contingent beneficiary survives the Annuitant (and the Joint Annuitant, if applicable), all beneficiary rights will vest with the Contract Owner or the last surviving Contract Owner's estate.

--------------------------------------------------------------------------------
                          THE CONTRACT AND HOW IT WORKS
--------------------------------------------------------------------------------

General Description

An annuity is a Contract between you, as the owner, and a life insurance company. In return for your one time Premium Payment, the Platinum Investor IVA Contract provides a stream of income in the form of Income Payments beginning on the Income Start Date you select. The Income Start Date must be within 12 months of the Contract Date. You may purchase the Contract using after-tax dollars (a Non-qualified Contract), or you may purchase the Contract by rolling over assets from an individual retirement annuity or account, or from a qualified plan (a Qualified Contract).

The Contract is called a variable annuity because you have the ability to allocate your money among variable investment options. Each variable investment option constitutes a division of our Separate Account, investing in shares of a corresponding Fund. Depending on market conditions, the various Funds may increase or decrease in value. If you allocate money to the divisions, the amount of the variable Income Payments will depend on the investment performance of the corresponding underlying Funds, along with certain other factors. See "INCOME PAYMENTS" on page 26.

The Contract also has a fixed investment option, the Fixed Account that is part of our general account. Each Income Payment from the Fixed Account of your Contract will be for the same amount and will not vary with investment performance.

     ----------------------------------------------------------------------
                     A Few Things to Keep in Mind Regarding
                         Who Should Purchase A Contract

          . Under the Contract, you will have access to your investment only through Income Payments, or certain limited withdrawal provisions.

          . The Contract should only be purchased by individuals who will not need full access to their Premium Payment on an immediate basis.
     ----------------------------------------------------------------------

Purchasing a Contract

You may purchase a Contract by completing and submitting an application along with a Premium Payment. You may also transfer assets from an existing investment or insurance product. The minimum Premium Payment is $25,000. No additional Premium Payments are permitted (although monies may be paid into the Contract from multiple sources). Prior approval is required for, and certain restrictions may apply to, any Premium Payment that would exceed $1,000,000. For example, we reserve the right to allocate any Premium Payment exceeding

$1,000,000 to the Money Market Portfolio for 15 days after we receive it. (In some states this period may be longer). See "Right to Return" below.

     ----------------------------------------------------------------------
     The method you use to purchase a Contract may have certain tax consequences. You should consult a tax adviser to determine the best strategy for your individual situation.
     ----------------------------------------------------------------------

You must be of legal age (age of majority) in the state where the Contract is being purchased or a guardian must act on your behalf.

Allocation of Premium Payment

When we receive your properly completed application, we will apply the full amount of your net Premium Payment (Premium Payment minus taxes and one time charges) to the purchase of a Contract within two Valuation Days. We will consider your application properly completed when:

     1. you have provided all the information requested on the application form;

     2. we have received adequate proof of the Annuitant's date of birth (and the date of birth of any Joint Annuitant, if any); and

     3. we receive the entire amount of your Premium Payment (from all sources).

The date we credit your Premium Payment and issue a Contract is called the Contract Date. If your application is incomplete, we will request the information necessary to complete the application. If you do not furnish the information to us within five Valuation Days of the time we receive your application, we will return your Premium Payment unless we obtain your specific permission to keep it until you complete the application.

The Contract Owner determines the initial allocation of the net Premium Payment between the Fixed Account and the divisions. The initial allocation is shown on the application for a Contract and will remain in effect until changed by written notice from the Contract Owner. Allocations to the divisions must be in whole numbers, not fractions. The initial allocation, and any future transfers of value, to a division, cannot be less than 5% per division and must be equal to 100%. Also, a maximum of 10 divisions may be in use at any one time. For example, you will not be permitted to allocate your initial new Premium Payment to 11 divisions on your application.

     ----------------------------------------------------------------------
     Over the lifetime of your Contract, you may allocate part or all of your net Premium Payment to no more than 30 divisions. This limit includes those divisions from which you have either transferred or withdrawn all of the amount previously allocated to such divisions. For example, if you allocate 100% of your net Premium Payment to the Money Market division, you have selected the Money Market division as one of the 30 divisions available to you. When you transfer the full amount out of the Money Market division, it remains as one of the 30 divisions available to you, even if you never again allocate any amount back into the Money Market division.
     ----------------------------------------------------------------------

Right to Cancel

If you change your mind about purchasing the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). You will receive back the current value of your Contract on the day we receive your request, less any previously deducted contract charges and Income Payments paid in states where permitted. In certain states we may be required to give you back your Premium Payment if you decide to cancel your Contract within 10 days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your Premium Payment, if it exceeds $1,000,000, to the Money Market division for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the investment option(s) you have selected. As with all variable investment options, you bear risk associated with investment in the Money Market division.

To exercise your right to cancel your Contract, you must mail it directly to USL, or give it to the agent from whom you received it, within 10 days after you receive it. See page 3 of this prospectus for USL's address information. In a few states, if your Contract is replacing an existing annuity or life policy, this period may be longer.

Key Contract Dates

During the life of your Contract there are certain significant dates that may impact certain features of your Contract.

     . Contract Date. The Contract date is the day your Contract is issued and becomes effective. See "Allocation of Premium Payment" on page 19.

     . Annuity Starting Date. The Annuity Starting Date is a date used for certain Federal Income Tax purposes. The Annuity Starting Date is the later of the Contract Date and the first day of the Modal Time Period. For example, if the Contract Date is June 19 and the first day of the Modal Time Period is July 1 with monthly Income Payments beginning August 1, the Annuity Starting Date is July 1.

     . Income Start Date. The Income Start Date is the date on which Income Payments begin. You choose the Income Start Date when you purchase the Contract (and it cannot be changed). The Income Start Date cannot be later than 12 months after the Contract Date.

     . Modal Time Period. The Modal Time Period is the period of time between which Income Payments are made. For example, if you elect to receive Income Payments on a monthly basis, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made. During the Modal Time Period, your next variable Income Payment (if applicable) is calculated based in part on the performance of the divisions you have chosen, your selected Assumed Investment Return and certain other factors.

     . Income End Date. The Income End Date is the day on which guaranteed Income Payments are set to end.

Income Payments

See the "INCOME PAYMENTS" section of this prospectus on page 26.

Access to your Money

See the "ACCESS TO YOUR MONEY" section of this prospectus on page 33.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

Transfers Among Investment Options

The initial allocation of your Premium Payment among investment options to provide variable and/or fixed Income Payments can be changed by transfers of values among the investment options made by written request. We reserve the right to charge $25 per transfer after the first 12 transfers in any Contract year. No transfers can be made from the Fixed Account to a variable investment option, but transfers can be made from the variable investment options to the Fixed Account or to other variable investment options. See "Allocation of Premium Payment" on page 19 of this prospectus for additional limitations on transfers.

The minimum amount that can be transferred is $50. The transfer request must clearly state which investment options are involved and the amount of the transfer.

     ----------------------------------------------------------------------

                                A Closer Look At
                                 Transfers Among
                           Variable Investment Options

     How transfers among variable investment options are effected:

     (A) The number of Annuity Income Units in the division from which Annuity Income Units will be withdrawn is multiplied by the current Annuity Income Unit Value of that division.

     (B) The final value from (A) is divided by the current Annuity Income Unit Value of the division into which the transfer is going.

     (C) The result of (B) is the number of Annuity Income Units allocated to the new division.

     Minimum Transfer Amount. The minimum amount that can be transferred in any one transfer is $50 worth of income. This means that however many Annuity Income Units would produce $50 worth of income, calculated at the current Annuity Income Unit Value, is the minimum number of Annuity Income Units that may be transferred.

     For example, let's say that you owned 500 Annuity Income Units in division one ("d1"), valued at $2 per Annuity Income Unit, for a total of $1,000 worth of Income Payments, on a monthly basis. You decide to transfer the entire amount in d1 to division two ("d2 "). Annuity Income Units in d2 are currently valued at $5 per Annuity Income Unit. Upon completion of the transfer, you will own 200 Annuity Income Units in d2 valued at $5 per Annuity Income Unit, for a total of $1,000 in monthly income.
     ----------------------------------------------------------------------

Effective Date of Transfers Among Variable Investment Options

When you transfer money among the variable investment options, we will redeem units of the affected divisions at their prices as of the end of the current Valuation Date. We will credit any division you transfer the money to at the same time.

     ----------------------------------------------------------------------
     Please Note: The amount of the allocation in each division will change with that division's investment performance. You should periodically review your allocations in light of market conditions and financial objectives.
     ----------------------------------------------------------------------

Automatic Rebalancing

This feature automatically rebalances the current proportional value of your net Premium Payment allocated to each variable investment option under your Contract to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. Automatic rebalancing entails taking assets from the better performing divisions and allocating them to the lesser performing divisions.

You tell us whether you want us to do the rebalancing monthly, quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Rebalancing ends upon your request. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

Annuity Income Units for automatic rebalancing will generally be priced as of the date of the transaction. However, if the scheduled date of the transfer falls on a non-business day, it will be priced as of the preceding business day.

Market Timing

The Contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We monitor the Contracts to determine if

     . An exchange out of a division occurs within 2 weeks of an earlier exchange into such division;

     . Exchanges into and/or out of a specific division occur more than twice in any one calendar quarter; or

     .    Any transfer over $75,000 has occurred.

If any of the above transactions occurs, we will suspend such Contract Owner's fax transfer privileges with 3 business days' prior notice to prevent market timing efforts that could be harmful to other Contract Owners, annuitant and/or beneficiaries. Such notice will take the form of either a letter mailed to your last known address, or a phone call from our administrative department to inform you that effective immediately, your fax transfer privileges have been suspended. The Contract suspension will last for no more than 6 months.

--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------

Mortality and Expense Risk Charge

As part of our calculation of the value of Annuity Income Units, we deduct the mortality and expense risk charge on a daily basis. The mortality and expense risk charge is equal, on an annual basis, to a percentage of the daily value of the variable portion of your Contract. The annual maximum mortality and expense risk charge for the Contracts is 1.10%. Currently we charge a mortality and expense risk charge of 0.40%.

The mortality and expense risk charge compensates us for assuming the risk that we will have to make Income Payments for longer than we anticipate, and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the Contract. If the charges under the Contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit. The Company assumes the risk of making monthly Income Payments regardless of how long all Annuitants may live.

Administrative Charge

This charge is for administration and operations, such as allocating the premium and administering the Contracts. The maximum and current annual administrative charge for the Contracts is 0.15%. The Company incurs charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the Contract, but may not be enough to cover the actual costs of issuing and administering the Contract.

Contract Fee

After we deduct any applicable premium tax from your Premium Payment, a one-time $100 Contract Fee will be deducted from your Premium Payment at the time of its receipt by USL. The Contract Fee compensates USL for the administrative costs of issuing the Contract.

Sales Charge

We will deduct a maximum of 4.0% of your Premium Payment as a Sales Charge. The value of your Premium Payment (or "net" Premium Payment), after the Sales Charge, other one time charges and premium taxes are deducted, will be allocated to your selected investment options to provide for fixed and/or variable Income Payments. USL receives the Sales Charge to cover sales expenses, including commissions.

Withdrawal Charge

Unless a withdrawal is exempt from the Withdrawal Charge (as discussed below), a Withdrawal Charge of 1% of the amount that you withdraw during the first eight Contract Years will apply to your Contract.

The Withdrawal Charge reimburses us for part of our expenses in distributing the Contracts and is deducted from the total withdrawal amount requested.

The Withdrawal Charge will not apply to:

     .    any amounts paid out as fixed and/or variable income payments;

     . any amounts paid out upon the death of the Contract Owner or Annuitant; and

     .    any amounts withdrawn beginning in the ninth Contract Year.

Premium Taxes

We will deduct from your Premium Payment any premium tax imposed on us by the state or locality where you reside. Premium taxes currently imposed on the Contract by various states range from 0% to 1% of your Premium Payment for Qualified Contracts and from 0% to 3.5% of your Premium Payment for Non-qualified Contracts. In addition, some local governments may also levy a premium tax. These taxes are deducted from your Premium Payment upon its receipt by us.

Transfer Fee

We reserve the right to charge $25 per transfer after the first 12 transfers in any Contract Year. We are not currently charging this fee.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various Funds. These charges are described in the prospectuses for the Funds. The maximum and minimum Fund expenses are described in the fee table on page 9 of this prospectus.

General

If the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise we will incur a loss. The charges remain constant over the life of the Contract; we reserve the right to increase the charges to the maximum amounts on Contracts issued in the future.

--------------------------------------------------------------------------------
                                 INCOME PAYMENTS
--------------------------------------------------------------------------------

Generally

Beginning on the Income Start Date, the Payee will receive a stream of periodic Income Payments. You may choose Income Payments that are fixed, variable, or a combination of fixed and variable. You may choose Income Payments on a monthly, quarterly, semiannual, or annual basis. The Company reserves the right to make Income Payments on a less frequent basis, using a longer Modal Time Period, to ensure that Income Payments equal at least $100 per payee per payment.

Fixed Income Payments. Fixed Income Payments provide for a stream of income guaranteed by the Company that doesn't change over the course of your lifetime (as scheduled in your Contract).

Variable Income Payments. Variable Income Payments provide for a stream of income that fluctuates based on the performance of the variable investment options that you choose. You can transfer money between the divisions that make up the variable investment options, subject to certain fees and restrictions.

Combination Fixed and Variable Income Payments. By allocating a portion of your money to the Fixed Account and the Separate Account, through the variable investment options, you receive Income Payments a portion of which is guaranteed to never change from what is scheduled in your Contract, and a portion of which fluctuates based on the variable investment options that you have chosen.

     ----------------------------------------------------------------------
     Variable or Combination Fixed and Variable Income Payments: If you select variable or combination fixed and variable Income Payments options, your investment is subject to market fluctuation. The value of your Contract, and thus, the amount of each Income Payment you receive could increase or decrease.
     ----------------------------------------------------------------------

Income Start Date

We call the date that your Income Payments begin the Income Start Date. At the time that you purchase the Contract, you select the Income Start Date. The Income Start Date must be within 12 months after the Contract Date and can start as early as two weeks after we receive your Premium Payment. If a state requires that Income Payments begin prior to such date, we must comply with those requirements.

Frequency and Amount of Income Payments

Income Payments are made based on the Payout Option and frequency selected. Income Payment frequencies available are: monthly, quarterly, semi-annually, or annually. In no event will USL make Income Payments less frequently than annually.

USL reserves the right to change the frequency of Income Payments if the amount of any Income Payment becomes less than $100. The Income Payment frequency will be changed to an interval that will result in Income Payments of at least $100.

Modal Time Period. The Modal Time Period is the period of time (or "mode") between which Income Payments are made. For example, if you elect to receive Income Payments on a monthly basis, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made. During the Modal Time Period, the amount of your next Income Payment is calculated.

Semi-Annual Benefit Leveling

If the Contract Owner elects Semi-Annual Benefit Leveling, variable Income Payments will be adjusted to reflect the performance of the investment options once every six months, instead of with every Income Payment. Semi-Annual Benefit Leveling will only be permitted if you have selected variable Income Payments on a monthly basis.

Semi-Annual Benefit Leveling Procedures. If Semi-Annual Benefit Leveling is elected the number of Annuity Income Units necessary to make the Income Payments for the following six month period will be calculated. These Annuity Income Units will be redeemed from the division and transferred to USL's general account. The current Semi-Annual Benefit Leveling interest rate will be used to calculate the guaranteed amount of level Income Payments for the following six month period.

The level Income Payment calculated for each subsequent six month Annual Benefit Leveling period could be higher or lower than the level Income Payment for the previous six month period.

     ----------------------------------------------------------------------
     Semi-Annual Benefit Leveling means that variable Income Payments will be divided once every six months into six separate fixed Income Payments (each adjusted by the current Semi-Annual Benefit Leveling interest rate), to be paid to you over the next six months in six separate installments.
     ----------------------------------------------------------------------

Once elected (with 10 or more business days' prior notice to USL), Semi-Annual Benefit Leveling will take effect as of the date of the next Income Payment. (Your Contract refers to this date as the "Semi-Annual Benefit Leveling start date.") Semi-Annual Benefit Leveling will automatically continue for each six month anniversary thereof. You can cancel Semi-Annual Benefit Leveling for the next six month period by notifying us within 10 or more business days' of the beginning of the next six month period. The process of calculating leveled variable Income Payments for Semi-Annual Benefit Leveling will take place during the last Modal Time Period prior to the start of each six month Semi-Annual Benefit Leveling period.

USL reserves the right to discontinue Semi-Annual Benefit Leveling at any time. If USL does discontinue this program, any Contract Owner receiving leveled variable Income Payments will continue to do so until the current six month Semi-Annual Benefit Leveling period is completed.

Unless you have selected Payout Option 5, no withdrawals from the Contract will be permitted during any six month Semi-Annual Benefit Leveling period.

Payout Options

The Contract currently offers the five Payout Options described below. We may make other Payout Options available subject to our discretion.

Contract Owners must elect a Payout Option. An application to purchase a Contract will be considered incomplete if a Payout Option has not been elected. Once elected, your chosen Payout Option cannot be changed.

The Payout Options currently available are:

Option 1 - Life Annuity. Under this option, we will make Income Payments as long as the Annuitant is alive. Income Payments stop when the Annuitant dies.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Option 2 - Life Annuity With A Guaranteed Number of Years. Under this option, we will make Income Payments as long as the Annuitant is alive with the additional guarantee that Income Payments will be made for a particular number of years. If the Annuitant dies before all guaranteed Income Payments have been made, Income Payments will continue to the beneficiary for the remainder of the period.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the death of the annuitant to withdraw a part of the variable Income Payment portion of the remaining Guaranteed Period Income Payments as set forth in the "Withdrawals" provision on page 8, as long as at least five years of variable Income Payments remain under your Contract after the withdrawal has been made. Withdrawals may be subject to a Withdrawal Charge.

Option 3 - Joint and Survivor Annuity. Under this option, we will make Income Payments as long as either the Annuitant or Joint Annuitant (or Contingent Annuitant, if applicable) is alive. Upon the death of the Annuitant, we will continue to make Income Payments so long as the Joint Annuitant is alive, however, the amount of the remaining Income Payments will be a percentage of the amount that was payable while the Annuitant was alive. The amount of the Income Payments made to the Joint Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time that this Option 3 is selected. Any reduction in the Income Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Option 4 - Joint and Survivor Annuity With A Guaranteed Number of Years. Under this option, we will make Income Payments as long as either the Annuitant or Joint Annuitant (or Contingent Annuitant, if applicable) is alive with the additional guarantee that payments will be made for a minimum number of years. If both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the period. After the guaranteed period ends, we will continue to make Income Payments for the life of the Annuitant and for as long thereafter as the Joint Annuitant is alive. However, the amount of the Income Payments made to the Joint Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time that this Option 4 is selected. Any reduction in the Income Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the second death of the annuitant and joint annuitant to withdraw a part of the variable Income Payment portion of the remaining term Guaranteed Period Income Payments as set forth in the "Withdrawals" provision on page 8, as long as at least five years of variable Income Payment remain under your Contract after the withdrawal has been made. Withdrawals may be subject to a Withdrawal Charge.

Option 5 - Guaranteed Number of Years. Under this option, we guarantee that Income Payments will be made for a particular number of years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the Annuitant's death to withdraw all of the variable Income Payment portion of the Contract as set forth in the "Withdrawals" provision on page 8. Withdrawals may be subject to a withdrawal charge.

     ----------------------------------------------------------------------
             A Few Things to Keep in Mind Regarding Income Payments

          . From time to time, the Company may require proof that the Annuitant or Joint Annuitant is living.

          . You may select a Payout Option and allocate your premium to either fixed or variable income choices, or both. You may not select more than one Payout Option.

          . If you chose both a fixed and a variable payment option, premium that you allocate to the Fixed Account may not be reallocated to another division.

          . If the postal or other delivery service is unable to deliver checks to the Payee's address of record, or if direct deposits to a bank account are returned because the account is closed, no interest will accrue on amounts represented by uncashed Income Payment checks or undeliverable direct deposits. It is the Contract Owners' responsibility to keep the Company informed of the Payee's current address or active bank account location.
     ----------------------------------------------------------------------

Annuity Income Units

Upon applying your net Premium Payment, we calculate the number of Annuity Income Units associated with each Payout Option (for variable Income Payments) as determined by our currently used annuity rate factors. The Annuity Income Unit Value for each division will vary from one Valuation Period to the next based on the investment experience of the assets in the division and the deduction of certain Separate Account charges and expenses. The SAI contains a fuller explanation of how Annuity Income Units are valued.

The number of Annuity Income Units for each division will generally remain constant, subject to the following exceptions:

     . If value is transferred from one investment option to another. See the example under "A Closer Look At Transfers Among Variable Investment Options" in this prospectus.

     . If value is withdrawn from the Contract. See "Withdrawal and Rights-Determination of Subsequent Variable Income Payments" on page 32.

     . Upon the death of the primary Annuitant after the guaranteed period ends if the Contract Owner selects a joint and survivor annuity option (either Annuity

          Option 4 or Annuity Option 3) with a lower percentage of payments elected for the Joint Annuitant. Any reduction in the Annuity Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Determination of the Initial Variable Income Payment

The following factors determine the amount of the first Income Payment:

     . the portion of the Premium Payment allocated to provide variable Income Payments and the Assumed Investment Return;

     .    the age and gender of the Annuitant (and Joint Annuitant, if any);

     .    the Payout Option selected;

     .    the frequency of Income Payments;

     .    the deduction of applicable premium taxes;

     .    the performance of your selected variable investment options; and

     .    the time period from the Contract Date to the Income Start Date.

Additional Items that may Impact Income Payments

Impact of Annuitant's Age on Income Payments. For either fixed or variable Income Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each Income Payment. Since Income Payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Income Payment will be greater.

Impact of Annuitant's Gender on Income Payments. For either fixed or variable Income Payments involving life income, the gender of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Income Payment will be greater than for female Annuitants and Joint Annuitants.

Impact of Length of Payment Periods on Income Payments. The value of all Income Payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

Determination of Subsequent Variable Income Payments

During the Modal Time Period, we will recalculate the variable Income Payments to reflect the performance of the variable investment options you chose after the investment performance is adjusted by the Assumed Investment Return. We determine the dollar amount of the variable Income Payments as follows. The portion of the first Income Payment funded by a particular division is divided by the Annuity Income Unit Value for that division as of the Contract Date. This establishes the number of Annuity Income Units provided by each division for each subsequent variable Income Payments.

During each Modal Time Period, we will calculate the amount of money necessary to make expected Income Payments until the next Modal Time Period.

The variable Income Payments will remain level until the next Modal Time Period. Subsequent variable Income Payments may be more or less than the previously calculated variable Income Payments depending on whether the net investment performance of the selected investment options is greater than or less than the Assumed Investment Return.

Assumed Investment Return

The amount of the Income Payments provided by the portion of the Premium Payment allocated to provide a stream of variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the fund expenses. This assumption is called the Assumed Investment Return ("AIR"). The AIR not only is one of the factors that determines the initial level of income, but also how future investment performance affects Variable Income Payments.

A higher AIR will result in a larger initial Annuity Payment, but future increases in the Variable Income Payment will be smaller than with a lower AIR. If net performance for a year (that is, after deducting all charges) is exactly equal to the AIR, the level of the variable Income Payments will not change. If net performance is less than the AIR, Variable Income Payments will decrease. If net performance is more than the AIR, Variable Income Payments will increase.

     ----------------------------------------------------------------------
     More Information on the
     Assumed Investment Return or AIR

          . If you allocated a portion of your Premium Payment to receive variable Income Payments then you invested this Premium Payment into one more divisions making up the variable investment options available and selected an Assumed Investment Return (AIR). Currently, we offer an AIR of 3.5% or 5.0%. In the future we may make additional AIRs available.
     ----------------------------------------------------------------------

--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Generally

Depending on the Payout Option you select and whether you are the Payee, you may receive Income Payments according to the Payout Option you select.

     ----------------------------------------------------------------------
     The Contract is designed to meet long-term financial goals. Due to certain restrictions on withdrawals, the Contract is not suitable as a short-term investment.
     ----------------------------------------------------------------------

Withdrawal Rights

You may take a full or partial withdrawal of the present value of your variable Investment Options remaining in the Guaranteed Period, after the end of the Right to Cancel Period. withdrawals are permitted under the Contract if you elected one of the following Payout Options at the time of application (with certain other requirements, as discussed below, also being met):

     . Option 2 - Life Annuity With a Guaranteed Number of Years (partial withdrawal only);

     . Option 4 - Joint and Survivor Annuity With a Guaranteed Number of Years (partial withdrawal only); or

     .    Option 5 - Guaranteed Number of Years (full withdrawal only).

Under these Payout Options, you will receive Income Payments for "A Guaranteed Number of Years" (which may be referred to in this prospectus as the "Guaranteed Period"). If you do not elect one of these three Payout Options, you will not be permitted to withdraw value from the Contract, other than through Income Payments. Certain states may also prohibit withdrawals.

All withdrawal requests must be made in writing to USL. USL reserves the right to require that the signature(s) on a withdrawal request be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guarantee. USL may also require the signatures be properly notarized under state law.

USL will pay any amounts withdrawn to the Contract Owner within five days of receipt of a proper request and instructions satisfactory to USL.

     ----------------------------------------------------------------------
     No withdrawals will be permitted from amounts in the Fixed Account. This includes amounts automatically moved to the Fixed Account to provide for Semi-Annual Benefit Leveling. Also, if you have selected Semi-Annual Benefit Leveling, (and you have not selected Payout Option
     5) no withdrawals will be permitted from the variable investment options during any six month Semi-Annual Benefit Leveling period.
     ----------------------------------------------------------------------

Withdrawal Charge. We may assess a Withdrawal Charge for each withdrawal from the Contract. This charge will be deducted from the net proceeds of the withdrawal. The Withdrawal Charge is:

     ----------------------------------------------------------------------
     Contract Year                              Withdrawal Charge
     ----------------------------------------------------------------------
     1-8                                        1% of the amount withdrawn
     ----------------------------------------------------------------------
     9 and up                                   no charge
     ----------------------------------------------------------------------

Withdrawal Procedures. You may elect a partial withdrawal of a portion of the present value of the variable Income Payments remaining in the Guaranteed Period for:

     .    Option 2 - Life Annuity With a Guaranteed Number of Years; or

     .    Option 4 - Joint and Survivor Annuity With a Guaranteed Number of
          Years

as long as at least five years of variable Income Payments remain under your Contract after the partial withdrawal has been completed. You will need to indicate to us the amount of your desired partial withdrawal at least three business days prior to your desired withdrawal date. After receiving your withdrawal request, we will inform you of the resulting reduction in the number of Annuity Income Units to be paid and the reduction in the length of the Guaranteed Period. At that point, you must either confirm or withdraw your intention to make the partial withdrawal. As discussed in this section, if the Guaranteed Period would be reduced to less than five years, your withdrawal request will be declined and you will need to lower your requested withdrawal amount.

You may elect a full withdrawal of a portion of the present value of the variable Income Payments remaining in the Guaranteed Period for

     .    Option 5 - Guaranteed Number of Years

no matter how many years of variable Income Payments remain under your Contract after the full withdrawal has been completed.

While the number of Annuity Income Units for each division will generally remain constant, this prospectus, on page 32 under "Determination of Subsequent Variable Income Payments" lists three exceptions to that rule. One of those exceptions applies if you make a withdrawal. A withdrawal involves a transfer of assets out of a division. As actual assets decrease in a division, the number of Annuity Income Units in such division must also be decreased to reflect the loss of those assets. A reduction in the number of Annuity Income Units means that all of your remaining variable Income Payments, both guaranteed and life contingent, will be reduced in amount. See the sections on "Withdrawals Reduce Your Future Variable Income Payments" and "Computing the Partial Withdrawal Amount," below.

Withdrawal Limitations. In determining the value available for a withdrawal, only the present value of the variable Income Payments remaining in the Guaranteed Period will be used. No fixed Income Payments will be used in determining partial withdrawal values, and neither the amount of fixed Income Payments nor the length of the Guaranteed Period for such fixed Income Payments will be affected by a withdrawal. At any time after the Right to Cancel period has ended, you may request a partial withdrawal from your contract as long as more than five (5) years remain in the Guaranteed Period (for Option 2 - Life Annuity With a Guaranteed Number of Years or Option 4 - Joint and Survivor Annuity With a Guaranteed Number of Years).

There are no "time remaining in the Guaranteed Period requirements" for Option 5
- Guaranteed Number of Years withdrawals.

Withdrawals Reduce Your Future Variable Income Payments. If you make a withdrawal you will still receive Income Payments, but the withdrawal will result in a reduction in the amount of each remaining variable Income Payment as well as a decrease in the Guaranteed Period that will apply to such variable Income Payments. In addition, if you transfer values from one or more divisions which support those variable Income Payments to the Fixed Account which supports the fixed Income Payments at any time after a withdrawal has been taken, the Guaranteed Period related to those recently transferred values that are now supporting fixed Income Payments will remain shortened. The Guaranteed Period applicable to any pre-existing fixed Income Payments would not be affected.

When you request a withdrawal, we will take it from the divisions in which your Contract is then invested in the same proportion as the value invested in each division on the date of the withdrawal. Since the amount of Income Payments changes during the next Modal Time Period, the reduction in Income Payments due to the withdrawal (but not the payment of the withdrawal amount) will be delayed until that time.

Computing the Withdrawal Amount. If you make a withdrawal, we will calculate the present value of future variable Income Payments remaining in the Guaranteed Period by discounting the payments at the assumed investment return, and with consideration to any fees charged for a withdrawal. The future variable Income Payment amount we use in this calculation is determined by multiplying the Annuity Income Unit value next computed after we receive the withdrawal request by the current number of Annuity Units for each division. A withdrawal will reduce all future variable Income Payments by an equal amount, and the remaining length of the Guaranteed Period will also be reduced.

The following four factors will determine the specific amount by which the remaining variable Income Payments will be reduced and by which the remaining length of the Guaranteed Period will be shortened:

     (i)   the amount of the withdrawal request;

     (ii) the length of time remaining in the Guaranteed Period at the time that the partial withdrawal is requested;

     (iii) the age and sex of the Annuitant or Joint Annuitants; and

     (iv)  the Payout Option chosen.

In other words, the larger the withdrawal, the lower future variable Income Payments will be, and the greater the reduction in the length of time in the Guaranteed Period. Any fixed Income Payments remaining under the Contract and their Guaranteed Period will remain unchanged.

Taxes on Withdrawals. Please read the tax discussion in this prospectus for information relating to partial withdrawals from your Contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. It is based on current law and interpretations, which may change. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

Deferment of Payments

We may delay making fixed Income Payments from your Contract for up to 12 months subject to state law. We will credit interest to you during that period.

We may suspend or postpone making variable Income Payments from your Contract or processing transfer requests for an undetermined period of time when:

     .    the NYSE is closed (other than weekend and holiday closings);
     .    trading on the NYSE is restricted;

     . an emergency exists (as determined by the SEC or other appropriate regulatory authority) such that disposal of or determination of the value of Annuity Income Units is not reasonably practicable; or
     .    the SEC by order so permits for the protection of investors.

--------------------------------------------------------------------------------
                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Succession of Contract Ownership

Upon the death of any Contract Owner, ownership rights, if any, under this Contract will succeed to the following persons in the following order unless otherwise indicated on your Contract application:

     1.   the surviving Contract Owner, if any;

     2.   the Annuitant(s), if any;

     3.   the Beneficiary(ies), if any; and

     4.   the estate or successors of the last Contract Owner to die.

Notification of Death

The death of any Contract Owner, Annuitant or Payee must be reported to USL immediately. USL will require certified proof of death in the following form:

     .    a certified copy of the death certificate; and/or

     . a certified copy of a decree from a court of competent jurisdiction as to the finding of death.

USL reserves the right to recover any overpayments made on Income Payments because of failure to notify USL of death. The Contract Owner, and any successor Contract Owner is liable to USL for any overpayments of Income Payments made. USL is not responsible for any incorrect Income Payments made that result from the failure to notify USL immediately of such death.

Death of the Contract Owner and/or Annuitant

The following table provides information on how the Contract treats the death of the Contract Owner and/or Annuitant based on certain factors, such as when the death occurs and whether or not the Contract Owner and the Annuitant are the same person. For purposes of this table only, the term "Death Benefit" is abbreviated by the letters "DB".

----------------------------------------------------------------------------------------------------
                            Contract Owner and Annuitant are   Contract Owner and Annuitant are
                            the same person                    not the same person
----------------------------------------------------------------------------------------------------
Death of Contract Owner
----------------------------------------------------------------------------------------------------
Before Annuity Start Date   DB = current value of guaranteed   DB = current value of life contingent
                            payments.                          and guaranteed payments.

                            DB Distributed = 1) within five    DB Distributed = 1) within five
                            years of death; or 2) over the     years of death; or 2) over the
                            Beneficiary's lifetime or a        Beneficiaries lifetime or a shorter
                            shorter period.                    period.
----------------------------------------------------------------------------------------------------
On or After Annuity Start   DB = none, the Contract remains    DB = remaining guaranteed period
Date                        in force according to the          payments.
                            "Succession of Contract
                            Ownership" as described above.

                            DB Distributed = not applicable.   DB Distributed = over the remaining
                                                               guaranteed period.
----------------------------------------------------------------------------------------------------
Death of Annuitant
----------------------------------------------------------------------------------------------------
Before Annuity Start Date   DB = current guaranteed period     DB = current value of guaranteed
                            payments. If the Contract has no   payments. If the Contract has no
                            guaranteed period no payments      guaranteed period no payments will be
                            will be made.                      made.

                            DB Distributed = over the          DB Distributed  = 1) within  five
                            guaranteed period (or surviving    years of death; or 2) over the
                            Joint Annuitant's lifetime).       Beneficiary's lifetime or a shorter
                                                               period.
----------------------------------------------------------------------------------------------------
On or After Annuity Start   DB = remaining guaranteed period   DB = remaining guaranteed period
Date                        payments.                          payments.

                            DB Distributed = over the          DB Distributed = over the remaining
                            remaining guaranteed period (or    guaranteed period
                            surviving Joint Annuitant's
                            lifetime).
----------------------------------------------------------------------------------------------------

     IMPORTANT NOTE: As described in the table above, if the Annuitant (and the Joint Annuitant, if any) dies prior to the Annuity Start Date, and the Payment Option chosen is based on a life contingency only (no guaranteed period), then the Contract will terminate with no benefit and USL will retain your Premium Payment.

Designation of Beneficiary

The Contract Owner may select one or more Beneficiaries for the Annuitant and name them on the Client Information Form if the Annuity Payment Option selected provides for a beneficiary. Thereafter, while the Annuitant or Joint Annuitant is living, the Contract Owner may change the Beneficiary by written notice. The change will take effect as of the date the Contract Owner signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may make the designation of Beneficiary irrevocable. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary. The Annuitant may also make the designation of Beneficiary irrevocable by sending written notice to the Company and obtaining approval from the Company.

--------------------------------------------------------------------------------
                                   PERFORMANCE
--------------------------------------------------------------------------------

Occasionally, we may advertise certain performance information concerning one or more of the divisions, including average annual total return and yield information. A division's performance information is based on its past performance only and is not intended as an indication of future performance.

Average annual total return is based on the overall dollar or percentage change in value of a hypothetical investment. When we advertise the average annual total return of a division, it reflects changes in the fund share price, the automatic reinvestment by the division of all distributions, and the deduction of Contract charges. Average annual total return is the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

When we advertise the yield of a division, we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned by the division during the period by the value of the division on the last day of the period.

When we advertise the performance of the money market division, we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market division refers to the income generated by an investment in that division over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 12 month period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the Separate Account level is lower than at the Fund level because it is reduced by the mortality and expense risk charge. Similarly, yield and effective yield at the variable account level are lower than at the fund level because they are reduced by the mortality and expense risk charge.

Performance information for a division may be compared in reports and advertising to:

     (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a fund's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

     (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

     (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and

     (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

--------------------------------------------------------------------------------
                                     TAXES
--------------------------------------------------------------------------------

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your contract based on your individual factual situation. Not all of the information we have included may be applicable to your Contract (for example, information relating to partial withdrawals and withdrawals). This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

Annuity Contracts in General

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity Contracts. Generally, you will not be taxed on the earnings in an annuity Contract until you take the money out. Different rules apply depending on how you take the money out and whether your Contract is qualified or non-qualified as explained below.


     ----------------------------------------------------------------------
     Tax Treatment of Distributions --
     Qualified Contracts:

     If you purchase your Contract under a (qualified) tax-favored retirement plan or account, your Contract is referred to as a Qualified Contract. Examples of qualified plans or accounts are:

          .    Individual Retirement Annuities ("IRAs");

          . Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

          .    Keogh Plans; and

          . Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.
     ----------------------------------------------------------------------

Distributions In General

Generally, with Qualified Contracts you have not paid any taxes on the money used to buy the Contract or on any earnings. Therefore, any amount you take out as Income Payments, as a partial withdrawal, or upon withdrawal will be taxable income. In addition, a 10% tax penalty may apply to the taxable income.

     ----------------------------------------------------------------------
     This additional tax does not apply:

          . in general, where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;

          .    where the taxpayer is age 59 1/2 or older;

          .    where payment is made on account of death;

          . where the payment is made on account of the taxpayer's disability;

          . where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;

          .    in some cases, upon separation from service on or after age
               55; or

          .    certain other limited circumstances.
     ----------------------------------------------------------------------

Withdrawals Where Income Start Date Is Before Age 59 1/2 -- A Partial Withdrawal Or Withdrawal May Trigger a 10% Tax Penalty Unless an Exception Applies. If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, it should be noted that a partial withdrawal from or full withdrawal of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal (or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a partial withdrawal from or full withdrawal of the Contract. You should also contact your tax adviser before taking partial withdrawals.

     ----------------------------------------------------------------------
     Example:

     Individual A is age 57 1/2 when he begins to receive annual Income Payments of $10,000 from a traditional IRA. Since this is a qualified Contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2, respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the Income Payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.
     ----------------------------------------------------------------------

Individual Retirement Annuities ("IRA"). Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the requirements of Code Section 408(b), the Contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age.

Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA or qualified plan, provided certain conditions are met. Purchases of the Contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the Contract.

Rollovers. Distributions from Code Section 401 qualified plans or 403(b) Plans (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) Plan, or IRA. A prospective owner considering use of the Contract in this manner should consult a competent tax adviser with regard to the suitability of the Contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) Plans, and IRAs.

Tax Treatment of Distributions -- Non-Qualified Contracts

General. For Income Payments, generally a portion of each payment will be considered a return of your premium and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable Income Payments is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your Premium Payment has been recovered tax-free, the full amount of subsequent Income Payments will be taxable. If Income Payments stop due to the death of the annuitant before the full amount of your Premium Payment has been recovered, a tax deduction is allowed for the unrecovered amount.

Complete Withdrawals. For payments made upon complete withdrawal of the annuity Contract, the taxable portion is the amount received in excess of the remaining investment in the Contract.

Partial Withdrawal - 100% Taxable. As a general rule, partial withdrawals will be 100% taxable and will not reduce investment in the Contract.

A Partial Withdrawal or Withdrawal May Trigger an Additional 10% Tax Penalty Unless an Exception Applies. If a taxable distribution is made under the Contract, an additional tax of 10% of the amount of the taxable distribution may apply.

     ----------------------------------------------------------------------
     This additional tax does not apply where:

          . the payment is made under an immediate annuity Contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period;

          . the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;

          .    the taxpayer is age 59 1/2 or older;

          .    the payment is made on account of the taxpayer's disability;

          .    the payment is made on account of death;

          .    and in certain other circumstances.
     ----------------------------------------------------------------------

It should be noted that a partial withdrawal or full withdrawal of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a partial withdrawal or full withdrawal of the Contract. You should also seek the advice of your tax adviser.

     ----------------------------------------------------------------------
     Example:

     Individual A is age 57 1/2 when he begins to receive annual Income Payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the Income Payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.
     ----------------------------------------------------------------------

Non-Qualified Contracts Owned by Non-Natural Persons

As a general rule, non-qualified annuity Contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity Contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity Contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity Contracts should consult with a tax adviser.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity Contract for another annuity Contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the funds are being managed so as to comply with these requirements.

There is limited guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the funds. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the Contract, could be treated as the owner of assets in the funds. We reserve the right to make changes to the Contract we think necessary to see that it qualifies as a variable annuity Contract for tax purposes.

Withholding

We are required to withhold federal income taxes on Income Payments, partial withdrawals, and complete withdrawals that include taxable income unless the payee elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For complete withdrawals or partial withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For Income Payments, we will withhold on the taxable portion of Income Payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

The United States Life Insurance Company in the City of New York

We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of New York. USL's home office address is 830 Third Avenue, New York, New York 10022. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Distribution of the Contract

Individuals who sell the Contracts will be licensed by State insurance authorities as agents of USL. The individuals will also be registered representatives of (1) broker-dealer firms that are affiliated with USL, or (2) other broker-dealer firms, which are not affiliated with USL. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation.

American General Equity Services Corporation ("AGESC") is the principal underwriter and distributor of the Contracts. AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of The United States Life Insurance Company in the City of New York (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC is also the principal underwriter for USL's Separate Account USL VL-R, as well as the underwriter for various separate accounts of other USL affiliates. These separate accounts are registered investment companies. AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

USL offers the Contracts on a continuous basis.

USL compensates broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 4.0% of Premium Payments that Owners make.

USL has also agreed to pay certain broker-dealers an additional promotional allowance. This promotional allowance compensates these certain broker-dealers for additional training and promotional expenses incurred in the promotion and sale of the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described under "Expenses."

Legal Proceedings

USL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, USL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on USL's results of operations and financial position.

AGESC offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Financial statements of The United States Life Insurance Company in the City of New York can be found in the SAI, which may be obtained without charge by calling 1-888-438-6933 or writing to The United States Life Insurance Company in the City of New York, Attention: SPIA Operations 2-D1, P.O. Box 3018, Houston, Texas 77210-3018. The financial statements have also filed electronically with the SEC and can be obtained through its website at http://www.sec.gov.

Financial statements of the Separate Account are not included because no Contracts have been issued using the divisions described in this prospectus.

--------------------------------------------------------------------------------
                                   APPENDIX A

                  HYPOTHETICAL ILLUSTRATIONS OF INCOME PAYMENTS
--------------------------------------------------------------------------------

We have prepared the following tables to show how variable Income Payments under the Contract change with investment performance over an extended period of time. The tables illustrate how monthly Income Payments would vary over time if the return on assets in the selected divisions were a uniform gross annual rate of 0%, 4%, 6.37%, 8%, 10%, or 12%. The values would be different from those shown if the returns averaged 0%, 4%, 6.37%, 8%, 10%, or 12%, but fluctuated over and under those averages throughout the years.

The tables reflect the current total separate account annual expenses, which are equivalent to an annual charge of 0.55%. (The values would be lower than those shown if the maximum of 1.25% was used.) The amounts shown in the tables also take into account the arithmetic average of the funds' management fees and operating expenses at an annual rate of approximately 0.82% of the average daily net assets of the funds. Actual fees and expenses of the funds associated with your Contract may be more or less than 0.82%, will vary from year to year, and will depend on your allocation. See the section in this prospectus entitled "Fee Tables" for more complete details. The tables also reflect the sales load, Contract Fee, Premium taxes, and any other Contract charges and expenses. Were any of these charges and expenses included, the values would be lower than those shown. The monthly Income Payments are illustrated on a pre-tax basis. The federal income tax treatment of Income Payment considerations is generally described in the section of this prospectus entitled "Taxes."

The tables show both the gross rate and the net rate. The difference between gross and net rates represents the 0.55% for total separate account annual expenses and the assumed 0.82% for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly 1.37%.

Two sets of tables follow -- one set for a male age 65 and the other for a female age 65. The first table in each set assumes that 100% of the single Premium Payment is allocated to a variable Payout Option. The second assumes that 50% of the single Premium Payment is allocated to a fixed Payout Option using the fixed annuity rates we offered on the fixed Payout Option at the time this illustration was prepared. Both sets of tables assume that a life annuity with ten years guaranteed was purchased.

When part of the single Premium Payment has been allocated to the fixed Payout Option, the guaranteed minimum Income Payments resulting from this allocation is also shown. The illustrated variable Income Payments use an assumed investment return of 5% per year. Thus, actual performance greater than 5% per year will result in increasing Income Payments and actual performance less than 5% per year will result in decreasing Income Payments. We may offer alternative assumed investment returns. Fixed Income Payments will not vary from what was elected. Initial monthly Income Payments under a fixed Payout Option are generally higher than initial payments under a variable Payout Option.

These tables show the monthly Income Payments for several hypothetical constant assumed investment returns. Of course, actual investment performance will not be constant and may be volatile. Actual monthly Income Payments would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages from year to year. Upon request, and when you are considering a Payout Option, we will furnish a comparable illustration based on your individual circumstances, including purchase rates and the mortality and expense risk charge that would apply.

                           INCOME PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $659.57

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $634.15

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:
                       ---------------------------------

                                                               Gross
                               ----------------------------------------------------------------------
Payment  Calendar  Attained       0.00%       4.00%       6.37%       8.00%      10.00%      12.00%
 Year      Year      Year      ----------  ----------  ----------  ----------  ----------  ----------
-------  --------  --------                                     Net
                               ----------------------------------------------------------------------
                                 -1.37%       2.63%       5.00%       6.63%       8.63%      10.63%
                               ----------  ----------  ----------  ----------  ----------  ----------
   1       2003       65       $   634.15  $   634.15  $   634.15  $   634.15  $   634.15  $   634.15
   2       2004       66           595.68      619.84      634.15      643.99      656.07      668.15
   3       2005       67           559.54      605.85      634.15      653.99      678.75      703.98
   4       2006       68           525.59      592.17      634.15      664.14      702.22      741.72
   5       2007       69           493.71      578.80      634.15      674.45      726.50      781.50
  10       2012       74           361.05      516.37      634.15      728.46      861.07    1,014.72
  15       2017       79           264.04      460.66      634.15      786.78    1,020.56    1,317.54
  20       2022       84           193.09      410.97      634.15      849.78    1,209.60    1,710.73

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                           INCOME PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $659.57

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $634.15

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance, but will never be less than $329.79. The monthly guaranteed payment of $329.79 is being provided by the $50,000 applied under the fixed Payout Option.

                                Monthly Payments
                       With an Assumed Rate of Return of:
                       ---------------------------------

                                                               Gross
                               ----------------------------------------------------------------------
Payment  Calendar  Attained       0.00%       4.00%       6.37%       8.00%      10.00%      12.00%
 Year      Year      Year      ----------  ----------  ----------  ----------  ----------  ----------
-------  --------  --------                                     Net
                               ----------------------------------------------------------------------
                                 -1.37%       2.63%       5.00%       6.63%       8.63%      10.63%
                               ----------  ----------  ----------  ----------  ----------  ----------
  1        2003       65       $   317.08  $   317.08  $   317.08  $   317.08  $   317.08  $   317.08
  2        2004       66           297.84      309.92      317.08      322.00      328.04      334.08
  3        2005       67           279.77      302.92      317.08      327.00      339.38      351.99
  4        2006       68           262.80      296.09      317.08      332.07      351.11      370.86
  5        2007       69           246.85      289.40      317.08      337.23      363.25      390.75
  10       2012       74           180.53      258.18      317.08      364.23      430.53      507.36
  15       2017       79           132.02      230.33      317.08      393.39      510.28      658.77
  20       2022       84            96.55      205.48      317.08      424.89      604.80      855.36

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                           INCOME PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $625.70

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $600.24

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:
                       ---------------------------------

                                                               Gross
                               ----------------------------------------------------------------------
Payment  Calendar  Attained       0.00%       4.00%       6.37%       8.00%      10.00%      12.00%
 Year      Year      Year      ----------  ----------  ----------  ----------  ----------  ----------
-------  --------  --------                                     Net
                               ----------------------------------------------------------------------
                                 -1.37%       2.63%       5.00%       6.63%       8.63%      10.63%
                               ----------  ----------  ----------  ----------  ----------  ----------
  1        2003       65       $   600.24  $   600.24  $   600.24  $   600.24  $   600.24  $   600.24
  2        2004       66           563.83      586.69      600.24      609.56      620.99      632.42
  3        2005       67           529.62      573.45      600.24      619.02      642.46      666.33
  4        2006       68           497.49      560.51      600.24      628.63      664.67      702.06
  5        2007       69           467.31      547.85      600.24      638.39      687.65      739.71
  10       2012       74           341.75      488.75      600.24      689.50      815.02      960.46
  15       2017       79           249.92      436.03      600.24      744.71      965.99    1,247.08
  20       2022       84           182.77      388.99      600.24      804.34    1,144.92    1,619.25

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                           INCOME PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
          Payout Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $625.70

Variable monthly Income Payment based on current rates, if 100% variable for Payout Option selected: $600.24

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable Payout Option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly Income Payments will vary with investment performance, but will never be less than $312.85. The monthly guaranteed payment of $312.85 is being provided by the $50,000 applied under the fixed Payout Option.

                                Monthly Payments
                       With an Assumed Rate of Return of:
                       ---------------------------------

                                                               Gross
                               ----------------------------------------------------------------------
Payment  Calendar  Attained       0.00%       4.00%       6.37%       8.00%      10.00%      12.00%
 Year      Year      Year      ----------  ----------  ----------  ----------  ----------  ----------
-------  --------  --------                                     Net
                               ----------------------------------------------------------------------
                                 -1.37%       2.63%       5.00%       6.63%       8.63%      10.63%
                               ----------  ----------  ----------  ----------  ----------  ----------
  1        2003       65       $   300.12  $   300.12  $   300.12  $   300.12  $   300.12  $   300.12
  2        2004       66           281.91      293.35      300.12      304.78      310.50      316.21
  3        2005       67           264.81      286.72      300.12      309.51      321.23      333.17
  4        2006       68           248.74      280.25      300.12      314.32      332.34      351.03
  5        2007       69           233.65      273.93      300.12      319.19      343.82      369.85
  10       2012       74           170.87      244.38      300.12      344.75      407.51      480.23
  15       2017       79           124.96      218.01      300.12      372.35      482.99      623.54
  20       2022       84            91.38      194.50      300.12      402.17      572.46      809.62

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the Contract owner and the various rates of return of the funds selected. The amount of the Income Payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly Income Payments (based on the variable account) will also fluctuate. No representation can be made by the company or the funds that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Income Payments are made during the Annuitant's lifetime. Benefits vary depending on the Payout Option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of Income Payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

--------------------------------------------------------------------------------
          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

GENERAL INFORMATION .......................................................... 3
   USL ....................................................................... 3
   Separate Account USL VA-R ................................................. 3
SERVICES ..................................................................... 3
DISTRIBUTION OF THE CONTRACTS ................................................ 4
PERFORMANCE INFORMATION ...................................................... 4
   Performance Data .......................................................... 5
      Average Annual Total Return Calculations ............................... 5
      Fund Performance ....................................................... 6
      VALIC Company I Money Market Investment Option Yield and
      Effective Yield Calculations ........................................... 8
CONTRACT PROVISIONS .......................................................... 8
   Variable Annuity Payments ................................................. 8
   Annuity Unit Value ........................................................ 8
   Net Investment Factor ..................................................... 9
   Misstatement of Age or Sex ............................................... 10
   Evidence of Survival ..................................................... 10
MATERIAL CONFLICTS .......................................................... 10
FINANCIAL STATEMENTS ........................................................ 11
   Separate Account Financial Statements .................................... 11
   USL Financial Statements ................................................. 11
   Other Financial Statements ............................................... 11

                   THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

[LOGO]  AIG AMERICAN                                           Privacy Notice
              GENERAL

  AIG American General knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

  "Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

  "Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

  . Our Employees, Representatives, Agents, and Selected Third Parties may collect Nonpublic Personal Information about you, including information:

     - Given to us on applications or other forms;

     - About transactions with us, our affiliates, or third parties;

     - From others, such as credit reporting agencies, employers, and federal and state agencies.

  . The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

  . We restrict access to Nonpublic Personal Information to those Employees, Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

  . We have policies and procedures that direct our Employees, Representatives, Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

  . We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

  . We do not share Nonpublic Personal Information about you except as allowed by law.

  . We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

     (i) Affiliated AIG American General companies, including the American International Group Inc. family of companies, and Employees, Representatives, Agents, and Selected Third Parties as permitted by law; or

     (ii) other organizations with which we have joint marketing agreements.

  . The types of companies and persons to whom we may disclose Nonpublic Personal Information include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

  . We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

  . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG American General.

  .  You will be notified if our privacy policy changes.

  .  Our privacy policy applies to current and former customers.

This Privacy Notice is given to you for your information only. You do not need to call or take any action.

New Mexico and Vermont Residents Only:

Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may New write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

This Privacy Notice is provided on behalf of the following companies:

AGC Life Insurance Company, AIG Life Insurance Company of Puerto Rico, AIG Life Insurance Company, AIG Life of Bermuda, Ltd., American General Assurance Company, American General Equity Services Corporation, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company of Florida, American General Property Insurance Company, American General Securities Incorporated, American International Life Assurance Company of New York, Delaware American Life Insurance Company, North Central Life Insurance Company, Pacific Union Assurance Company, The United States Life Insurance Company in the City of New York, USLIFE Credit Life Insurance Company of Arizona


                                              (C) 2003 American International
                                                  Group, Inc. All rights
                                                  reserved.

[LOGO of AIG American General]

The United States Life Insurance Company in the City of New York

For additional information about the Platinum Investor Immediate Variable Annuity Contracts and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated February 2, 2004. We have filed the SAI with the SEC and have incorporated it by reference into this Prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, which is located at 830 Third Avenue, New York, New York 10022 or call us at 1-212-709-6000. You may also obtain the SAI from an insurance representative through which the Contracts may be purchased.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Product issued by:
The United States Life Insurance Company in the City of New York
Member of American International Group, Inc.
830 Third Avenue, New York, New York 10022

Platinum Investor Immediate Variable Annuity
Contract Form Number 03017N

Available only in the state of New York

Distributed by American General Equity Services Corporation
Member NASD
Member of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by The United States Life Insurance Company in the City of New York are solely its responsibility. The United States Life Insurance Company in the City of New York is responsible for its own financial condition and contractual obligations.

(C) 2003 American International Group, Inc.  All rights reserved

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VA-R

                PLATINUM INVESTOR/SM/ IMMEDIATE VARIABLE ANNUITY

               SINGLE PREMIUM IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                              SPIA OPERATIONS 2-D1

                    P.O. BOX 3018, HOUSTON, TEXAS 77210-3018

                 TELEPHONE: 1-888-438-6933; FAX: 1-713-620-3139

                       STATEMENT OF ADDITIONAL INFORMATION

                             DATED FEBRUARY 2, 2004


     This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for The United States Life Insurance Company in the City of New York Separate Account USL VA-R (the "Separate Account" or "Separate Account USL VA-R") dated February 2, 2004, describing the Platinum Investor/SM/ Immediate Variable Annuity ("Platinum Investor IVA") single premium immediate variable annuity contract (the "Contract" or "Contracts"). The Contract prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the Contract prospectus, and any prospectus supplements, contact The United States Life Insurance Company in the City of New York ("USL") at the address or telephone number given above. Terms used in this SAI have the same meaning as defined in the Contract prospectus.

                                TABLE OF CONTENTS

GENERAL INFORMATION........................................................... 3
   USL........................................................................ 3
   Separate Account USL VA-R.................................................. 3
SERVICES...................................................................... 3
DISTRIBUTION OF THE CONTRACTS................................................. 4
PERFORMANCE INFORMATION....................................................... 4
   Performance Data........................................................... 5
      Average Annual Total Return Calculations................................ 5
      Fund Performance........................................................ 6
      VALIC Company I Money Market Investment Option Yield and Effective
      Yield Calculations...................................................... 7
CONTRACT PROVISIONS........................................................... 8
   Variable Annuity Payments.................................................. 8
   Annuity Unit Value......................................................... 8
   Net Investment Factor...................................................... 9
   Misstatement of Age or Sex................................................ 10
   Evidence of Survival...................................................... 10
MATERIAL CONFLICTS........................................................... 10
FINANCIAL STATEMENTS......................................................... 11
   Separate Account Financial Statements..................................... 11
   USL Financial Statements.................................................. 11
   Other Financial Statements................................................ 11

                               GENERAL INFORMATION

USL

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of USL and its affiliates. The commitments under the Contracts are USL's, and AIG has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VA-R

     We hold the shares in the divisions of Separate Account USL VA-R in which any of your single premium payment is invested. Separate Account USL VA-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the separate account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, Separate Account USL VA-R is divided into 62 separate "divisions," 51 of which are available under the Contracts offered by the Contract prospectus as variable "investment options." Three of these 51 divisions and the remaining 11 divisions are offered under other USL Contracts. We hold the Mutual Fund shares in which we invest your single premium payment for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account USL VA-R are our property. The assets in Separate Account USL VA-R would be available only to satisfy the claims of owners of the contracts funded through the Separate Account, to the extent they have allocated their single premium payment to Separate Account USL VA-R. Our other creditors could reach only those Separate Account USL VA-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Contracts with respect to Separate Account USL VA-R. We act as custodian for the Separate Account's assets.

                                    SERVICES

     USL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. USL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware LLC established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to USL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2002, 2001, and 2000, $97,878,454, $86,168,095, and
$73,483,037, respectively, USL paid AGLC for these services.

                          DISTRIBUTION OF THE CONTRACTS

     Individuals who sell the Contracts will be licensed by State insurance authorities as agents of USL. The individuals will also be registered representatives of (1) broker-dealer firms that are affiliated with USL, or (2) other broker-dealer firms, which are not affiliated with USL. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation.

     American General Equity Services Corporation ("AGESC") is the principal underwriter and distributor of the Contracts. AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of The United States Life Insurance Company in the City of New York (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC is also the principal underwriter for USL's Separate Account USL VL-R, as well as the underwriter for various separate accounts of other USL affiliates. These separate accounts are registered investment companies. AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

     USL offers the Contracts on a continuous basis.

     USL compensates broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 4.0% of Premium Payments that Contract Owners make.

     USL has also agreed to pay certain broker-dealers an additional promotional allowance. This promotional allowance compensates these certain broker-dealers for additional training and promotional expenses incurred in the promotion and sale of the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described in the Contract prospectus under "Expenses."

                             PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account USL VA-R in advertisements, sales literature, or reports to Contract Owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical Contract Owner's Income Payments. We also may present the yield or total return of the division based on a hypothetical investment in a Contract. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the sales charge, and withdrawal charge. We also may present the yield or total return of the investment option in which a division invests.

     We may compare a division's performance to that of other variable annuity separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Contract and is not illustrative of how actual investment performance would affect the benefits under your Contract. You should not consider such performance information to be an estimate or guarantee of future performance.

Performance Data

     The following tables show the past performance data for the Contracts. The first table shows the average annual total return calculations of the variable investment options. The first table includes all of the noninsurance charges: one-time contract charge, mortality and expense risk charge, administrative charge, premium tax charge, sales charge, and withdrawal charge.

     The second table shows the average annual total returns of the Funds underlying the variable investment options. The second table does not reflect any charges of the Separate Account or of the Contracts. If these charges were reflected, then the fund average annual total return calculations would be lower than what is currently shown.

     Average Annual Total Return Calculations. Each variable investment option may advertise its average annual total return. We calculate each variable investment option's average annual total return quotation under the following standard method:

     . We take a hypothetical $10,000 investment in each variable investment option on the first day of the period at the maximum offering price ("Initial Investment").

     . We calculate the ending redeemable value ("Redeemable Value") of that investment at the end of 1, 3, 5 and 10 year period. If the Average Annual Total Return for a variable investment option is not available for a stated period, we may show the Average Annual Total Return since the variable investment option inception. The Redeemable Value reflects the effect of the mortality and expense risk charge, the administrative charge, the sales charge and the withdrawal charge.

     .    We divide the Redeemable Value by the Initial Investment.

     . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.

     We do not show average annual total return quotations for the variable investment options because the Contracts will first be offered in 2004. We will show average annual total return quotations when the data becomes available.

     Fund Performance. Each variable investment option may advertise the performance for the corresponding Fund in which it invests, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Fund in which the variable investment option invest may pre-date the effective date of the variable investment option being offered in the Contract.

     The table below provides the actual historical performance of the corresponding Fund in which each of these variable investment options invests. Unlike the previous table of variable investment option average annual total return calculations, the information in the table below does not reflect the charges and deductions of the Separate Account or of the Contracts. If these charges were reflected, then the fund average annual total return calculations would be lower than what is currently shown.

                        Fund Average Annual Total Returns
  without deduction of any applicable noninsurance or insurance-related charges
                           (through December 31, 2002)

                                                                                                          Since        Investment
                                                                                                        Investment       Option
                                                                                                          Option       Inception
              Investment Option                 1 year     3 years/1/     5 years/1/     10 years/1/    Inception         Date
---------------------------------------------   ------     ----------     ----------     -----------    ----------     ----------
AIM V.I. International Growth Fund - Class I    (15.67) %      (22.00) %       (3.20) %          N/A          4.26  %    5/5/1993
AIM V.I. Premier Equity Fund - Class I          (30.26) %      (19.56) %       (2.19) %          N/A          7.84  %    5/5/1993
Alger American MidCap Growth Portfolio -
 Class O Shares                                 (29.54) %      (10.41) %        4.32  %          N/A         12.55  %    5/3/1993
Alger American Leveraged AllCap Portfolio -
 Class O Shares                                 (33.91) %      (25.25) %        3.26  %          N/A         13.56  %   1/25/1995
American Century VP Value Fund                  (12.62) %        5.21  %        3.89  %          N/A          8.41  %    5/1/1996
American Century VP II Inflation Protection
 Fund                                              N/A            N/A            N/A             N/A           N/A     12/31/2002
Credit Suisse Small Cap Growth Portfolio        (33.69) %      (23.03) %       (5.61) %          N/A          2.85  %   6/30/1995
Dreyfus IP MidCap Stock Portfolio - Initial
 shares                                         (12.49) %       (2.86) %         N/A             N/A         (0.21) %    5/1/1998
Dreyfus VIF Quality Bond Portfolio - Initial
 shares                                           7.76  %        8.53  %        6.20  %         7.28 %        8.20  %   8/31/1990
Dreyfus VIF Developing Leaders Portfolio -
 Initial shares                                 (19.12) %       (4.89) %        0.46  %        12.57 %       24.43  %   8/31/1990
Fidelity VIP Asset Manager/SM/ Portfolio -
 Service Class 2                                 (9.03) %       (5.89) %        1.22  %         6.93 %        8.26  %    9/6/1989
Fidelity VIP Contrafund/(R)/ Portfolio -
 Service Class 2                                 (9.60) %       (9.66) %        3.53  %          N/A         12.13  %    1/3/1995
Fidelity VIP Equity-Income Portfolio -
 Service Class 2                                (17.15) %       (5.31) %        0.13  %         9.68 %        9.97  %   10/9/1986
Fidelity VIP Growth Portfolio - Service
 Class 2                                        (30.30) %      (20.19) %       (0.55) %         8.33 %       10.33  %   10/9/1986
Fidelity VIP Mid Cap Portfolio - Service
 Class 2                                        (10.02) %        5.00  %         N/A             N/A         15.42  %  12/28/1998
Franklin Templeton U.S. Government Fund-
 Class 2                                          9.77  %        9.50  %        6.89  %         7.05 %        7.84  %   3/14/1989
Franklin Templeton Mutual Shares Securities
 Fund - Class 2                                 (11.81) %        2.25  %        3.98  %          N/A          6.60  %   11/8/1996

                        Fund Average Annual Total Returns
  without deduction of any applicable noninsurance or insurance-related charges
                           (through December 31, 2002)

                                                                                                          Since        Investment
                                                                                                        Investment       Option
                                                                                                          Option       Inception
              Investment Option                 1 year     3 years/1/     5 years/1/     10 years/1/    Inception         Date
---------------------------------------------   ------     ----------     ----------     -----------    ----------     ----------
Franklin Templeton Foreign Securities Fund
 - Class 2                                      (18.56) %      (12.59) %       (2.13) %         7.76 %        6.63  %    5/1/1992
Franklin Templeton Small Cap Value
 Securities Fund - Class 2                       (9.26) %        8.88  %         N/A             N/A          0.42  %    5/1/1998
Janus Aspen Mid Cap Growth Portfolio-Service
 Shares/2/                                      (28.12) %      (33.34) %       (2.36) %          N/A          6.97  %   9/13/1993
Janus Aspen International Growth Portfolio-
 Service Shares                                 (25.76) %      (21.88) %        0.01  %          N/A          8.08  %    5/2/1994
Janus Aspen Worldwide Growth Portfolio-
 Service Shares                                 (25.71) %      (21.54) %        0.33  %          N/A         10.09  %   9/13/1993
JP Morgan Mid Cap Value Portfolio                 0.82  %         N/A            N/A             N/A          9.57  %   9/28/2001
JPMorgan Small Company Portfolio                (21.65) %      (13.87) %       (2.71) %          N/A          7.08  %  12/31/1994
MFS/(R)/ Capital Opportunities Series           (29.69) %      (19.67) %       (0.63) %          N/A          4.61  %   8/14/1996
MFS/(R)/ Emerging Growth Series                 (33.76) %      (29.25) %       (3.43) %          N/A          4.69  %   7/24/1995
MFS/(R)/ New Discovery Series                   (31.63) %      (13.98) %         N/A             N/A          2.61  %    5/1/1998
MFS/(R)/ Research Series                        (24.54) %      (17.31) %       (2.85) %          N/A          4.72  %   7/26/1995
Neuberger Berman AMT Mid-Cap Growth
 Portfolio                                      (29.34) %      (21.02) %        1.10  %          N/A          4.22  %   11/3/1997
Oppenheimer Multiple Strategies Fund/VA         (10.40) %       (0.85) %        3.05  %         8.06 %        9.13  %    2/9/1987
Oppenheimer Global Securities Fund/VA           (22.13) %      (10.38) %        5.41  %        11.91 %        9.39  %  11/19/1990
PIMCO VIT Real Return Portfolio-Admin. Class     17.77  %       13.79  %         N/A             N/A         12.63  %   9/30/1999
PIMCO VIT Short-Term Portfolio-Admin. Class       3.02  %        5.28  %         N/A             N/A          5.29  %   9/30/1999
PIMCO VIT Total Return Portfolio-Admin. Class     9.07  %        9.20  %        7.05  %          N/A          7.05  %  12/31/1997
Putnam VT Diversified Income Fund - Class IB      5.90  %        3.09  %        1.85  %          N/A          4.34  %   9/15/1993
Putnam VT Growth and Income Fund - Class IB     (18.99) %       (6.46) %       (0.87) %         8.47 %       10.35  %    2/1/1988
Putnam VT International Growth and Income
 Fund - Class IB                                (13.77) %      (11.55) %       (0.87) %          N/A          2.22  %    1/2/1997
SunAmerica Aggressive Growth Portfolio -
 Class I                                        (24.71) %      (24.18) %       (1.12) %          N/A          1.71  %    6/3/1996
SunAmerica Balanced Portfolio - Class I         (15.18) %      (12.62) %        0.19  %          N/A          5.10  %    6/3/1996
UIF Equity Growth Portfolio-Class I             (27.86) %      (18.55) %       (2.11) %          N/A          3.03  %    1/2/1997
UIF High Yield Portfolio-Class I                 (7.27) %       (7.48) %       (2.33) %          N/A          0.15  %    1/2/1997
VALIC Co. I International Equities Fund         (18.79) %      (19.38) %       (4.27) %         3.15 %        0.59  %   10/2/1989
VALIC Co. I Mid Cap Index Fund                  (14.90) %       (0.58) %        6.09  %        11.55 %       12.25  %   10/1/1991
VALIC Co. I Money Market I Fund                   1.25  %        3.62  %        4.15  %         4.29 %        5.12  %   1/16/1986
VALIC Co. I Nasdaq-100/(R)/ Index Fund          (38.26) %         N/A            N/A             N/A        (43.53) %   10/1/2000
VALIC Co. I Science & Technology Fund           (40.21) %      (38.58) %       (7.93) %          N/A          5.33  %   4/29/1994
VALIC Co. I Small Cap Index Fund                (20.82) %       (7.94) %       (1.48) %         6.61 %        7.23  %    5/1/1992
VALIC Co. I Stock Index Fund                    (22.43) %      (14.85) %       (0.90) %         9.02 %        9.22  %   4/20/1987
Vanguard VIF High Yield Bond Portfolio            1.54  %        0.89  %        1.91  %          N/A          4.58  %    6/3/1996
Vanguard VIF REIT Index Portfolio                 3.53  %       13.61  %         N/A             N/A          9.68  %    2/9/1999
Van Kampen LIT Growth and Income Portfolio
 - Class I                                      (14.50) %       (1.32) %        5.37  %          N/A          8.17  %  12/23/1996

----------

<F1>
/1/  "N/A" indicates data is not available for the stated period.

<F2>
/2/ Prior to May 1, 2003, the Janus Aspen Mid Cap Growth Portfolio-Service Shares was named the Janus Aspen Aggressive Growth Portfolio-Service Shares.

     VALIC Company I Money Market Investment Option Yield and Effective Yield Calculations. We calculate the VALIC Company I Money Market Investment Option's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

     . We take the net change in the value of your single premium payment during the period.

     . We divide that net change by the value of your single premium payment at the beginning of the period to obtain the base period return.

     . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

     . We carry the current yield figure to the nearest one-hundredth of one percent.

     We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Option's division in the calculation. The VALIC Company I Money Market Investment Option's historical yield for the seven day period ended December 31, 2002 was (0.34)%.

     We determine the VALIC Company I Money Market Investment Option's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) raised to the power of (365/7) - 1. The VALIC Company I Money Market Investment Option's historical effective yield for the seven day period ended December 31, 2002 was (0.34)%. Yield and effective yield do not reflect the deduction of any Separate Account or Contract charges.

     The yield and effective yield calculations above do not reflect the Daily charge (mortality and expense risk charge) or any other noninsurance or insurance-related charges and deductions of the Separate Account. If these charges had been reflected, then the yield and effective yield calculations would have been lower than what is currently shown.

                               CONTRACT PROVISIONS

Variable Income Payments

     A variable annuity is an annuity whose payments are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable divisions. When you pay your single premium payment, we calculate the number of Annuity Income Units associated with each Income Payment determined by our currently used rate factor and the Annuity Income Unit Values.

Annuity Income Unit Value

     The value of an Annuity Income Unit for each division was arbitrarily set initially at $100 for the Contracts. This was done when the first underlying Fund shares were purchased for the Contracts. The Annuity Income Unit value at the end of any subsequent Valuation Period is determined by multiplying the division's Annuity Income Unit Value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     (a) is the net investment factor (described below) for the Valuation Period for which the Annuity Income Unit value is being determined; and

     (b) is the Assumed Investment Return for such Valuation Period.

     The Assumed Investment Return adjusts for the rate of return assumed in determining the first variable Income Payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Assumed Investment Return rate.

Net Investment Factor

     The net investment factor is used to determine how investment results of a Fund and Contract fees and charges affect the Annuity Income Unit Value of the division from one Valuation Period to the next. The net investment factor for each division for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a) is equal to:

          (i) the net asset value per share of the underlying Fund held in the division determined at the end of that Valuation Period, plus

          (ii) the per share amount of any dividend or capital gain distribution made by the underlying Fund held in the division if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

          (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the division.

     (b) is equal to:

          (i) the net asset value per share of the underlying Fund held in the division determined as of the end of the prior Valuation Period, plus or minus

          (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     (c) is equal to the mortality and expense risk charge rate and administrative charge rate for the Valuation Period.

     The net investment factor may be greater or less than the Assumed Investment Return. Therefore, the Annuity Income Unit Value may increase or decrease from Valuation Period to Valuation Period.

Misstatement of Age or Sex

     We will require proof of the age and sex of the Annuitant before making any Income Payment provided for by the Contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If Income Payments have begun, any underpayment that may have been made will be paid in full with the next Income Payments, including interest at the annual rate of 3%. Any overpayments, including interest at the annual rate of 3% will be deducted from future annuity payments until we are repaid in full.

Evidence of Survival

     If a Contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

                               MATERIAL CONFLICTS

     We are required to track events to identify any material conflicts from using underlying Funds for both variable life and variable annuity separate accounts. The boards of the Funds, USL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

     .    state insurance law or federal income tax law changes;

     .    investment management of an underlying Fund changes; or

     . voting instructions given by owners of variable life insurance contracts and variable annuity contracts differ.

     If there is a material conflict, we have the duty to determine appropriate action, including removing the underlying Funds involved from investment by our variable investment options. We may take other action to protect Contract Owners. This could mean delays or interruptions of the variable operations.

     When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an underlying Fund's adviser or its investment in the Contracts. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to Contract Owners.

     Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options not credited to Contracts in the same proportion as votes cast by Contract Owners.

                              FINANCIAL STATEMENTS

     In 2002, due to AIG's acquisition of USL and its affiliated companies, USL changed its independent auditor from Ernst & Young LLP ("E&Y") located at 1401 McKinney Street, Suite 1200, 5 Houston Center, Houston, Texas 77010 and 787 Seventh Avenue, New York, New York 10019 to PricewaterhouseCoopers LLP ("PWC") located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002-5678. AIG has been using PWC as its corporate-wide auditing firm.

Separate Account Financial Statements

     We have not included any Separate Account financial statements in this SAI because as of the date of this SAI, none of the assets of the Separate Account were attributable to the Contracts.

USL Financial Statements

     The balance sheet of USL at December 31, 2002 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for the year then ended, appearing herein, have been audited by PWC, independent auditors, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

     The restated balance sheet of USL at December 31, 2001 and the restated related statement of operations, shareholder's equity, comprehensive income and cash flow for the year then ended, appearing herein, have been audited by E&Y, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

     The balance sheet of USL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by E&Y, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

Other Financial Statements

     The following financial statements are also provided in this SAI in connection with the merger of American General Life Insurance Company of New York ("AGNY") and USL on December 31, 2002. These financial statements will not appear in future filings.

     The statutory-basis balance sheet of AGNY at December 31, 2000 and 1999, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended appearing elsewhere herein, have been audited by E&Y, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     The following is an index to the financial statements that are included in this SAI:

I.   USL 2002 Financial Statements
     -----------------------------

     You should consider the financial statements of USL that we include in this SAI primarily as bearing on the ability of USL to meet its obligation under the Contracts.
     Report of Independent Accountants.....................................  F-1
     Report of Independent Auditors........................................  F-2
     Balance Sheets as of December 31, 2002 and Restated 2001..............  F-3
     Statements of Income for the years ended December 31, 2002 and Restated 2001....................................................  F-5
     Statements of Shareholder's Equity for the years ended
      December 31, 2002 and Restated 2001..................................  F-7
     Statements of Cash Flows for the years ended December 31, 2002 and Restated 2001 ...................................................  F-8
     Notes to Consolidated Financial Statements............................  F-9

II.  USL 2001 Financial Statements
     -----------------------------

     You should consider the financial statements of USL that we include in this SAI primarily as bearing on the ability of USL to meet its obligation under the Contracts.
     Report of Ernst & Young LLP Independent Auditors......................  F-1
     Balance Sheets as of December 31, 2001 and 2000.......................  F-2
     Statements of Income for the years ended
      December 31, 2001, 2000 and 1999.....................................  F-4
     Statements of Shareholder's Equity for the years ended
      December 31, 2001, 2000 and 1999.....................................  F-5
     Statements of Comprehensive Income for the years ended
      December 31, 2001, 2000 and 1999.....................................  F-6
     Statements of Cash Flows for the years ended
      December 31, 2001, 2000 and 1999.....................................  F-7
     Notes to Consolidated Financial Statements............................  F-8

III. AGNY Statutory-Basis Financial Statements
     -----------------------------------------

     These Financial Statements are included in this Statement because of the merger of AGNY into USL on December 31, 2002. They will not appear in future filings.
     Report of Independent Auditors........................................    1
     Balance Sheet - Statutory-Basis for the years ended
      December 31, 2000 and 1999...........................................    3
     Statements of Income - Statutory-Basis for the years ended
      December 31, 2000 and 1999...........................................    4
     Statements of Changes in Capital and Surplus - Statutory-Basis........    5
     Statements of Cash Flows - Statutory-Basis for the Years ended
      December 31, 2000 and 1999...........................................    6
     Notes to Statutory-Basis Financial Statements.........................    7

PricewaterhouseCoopers [LOGO]

                                                      PricewaterhouseCoopers LLP
                                                      Suite 2900
                                                      1201 Louisiana St.
                                                      Houston TX 77002-5678
                                                      Telephone (713) 356 4000

                        Report of Independent Accountants

To the Stockholder and Board of Directors of The United States Life Insurance Company in the City of New York:


In our opinion, the accompanying balance sheet and the related statement of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of The United States Life Insurance Company in the City of New York (an indirect, wholly-owned subsidiary of American International Group, Inc.) at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------

Houston, Texas
February 13, 2003

                          [LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

Board of Directors and Stockholder
The United States Life Insurance Company in the City of New York

We have audited the accompanying consolidated balance sheet of The United States Life Insurance Company in the City of New York (an indirectly wholly owned subsidiary of American International Group, Inc.) as of December 31, 2001, and the related consolidated statement of income, shareholder's equity, comprehensive income, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The United States Life Insurance Company in the City of New York and subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives and its investments in certain purchased and retained interests in securitized financial assets

/s/ ERNST & YOUNG LLP
---------------------

New York, New York
March 29, 2002, except footnote 1 as to which the date is December 31, 2002

       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

        The United States Life Insurance Company in the City of New York

                                 Balance Sheets

                                                                                       December 31
                                                                                                  Restated
                                                                               2002                 2001
                                                                         ------------------------------------
                                                                                    (In Thousands)
 Assets
 Investments:
    Fixed maturity securities, at fair value (amortized cost
       $2,473,510 in 2002 and $2,393,450 in 2001)                        $     2,635,405      $     2,455,869
    Equity securities, at fair value (cost - $727 in 2002 and
       2001)                                                                         669                  652
    Mortgage loans on real estate, net of allowance
       ($598 in 2002 and 2001)                                                   130,954              127,746
    Policy loans                                                                 190,463              190,394
    Other long-term investments                                                   24,573               26,284
    Short-term investments, at cost                                              127,917              137,537
                                                                         ------------------------------------
 Total investments                                                             3,109,981            2,938,482

 Cash                                                                             13,578               13,374
 Note receivable - affiliate                                                     117,000              117,000
 Indebtedness from affiliates                                                      1,244                6,164
 Accrued investment income                                                        42,721               41,982
 Accounts and premiums receivable                                                 88,625               88,887
 Reinsurance recoverable - paid losses                                            15,950               13,730
 Reinsurance recoverable - unpaid losses                                         811,532              729,190
 Deferred policy acquisition costs                                               152,727              201,770
 Property and equipment                                                            3,077                3,923
 Assets held in separate accounts                                                  1,994                2,261
 Other assets                                                                     28,101               26,655
                                                                         ------------------------------------
 Total assets                                                            $     4,386,530      $     4,183,418
                                                                         ====================================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                                 Balance Sheets

                                                                                   December 31
                                                                                               Restated
                                                                               2002              2001
                                                                          -------------------------------
                                                                                 (In Thousands)
 Liabilities and shareholder's equity
 Liabilities:
    Future policy benefits
         Life and Annuity                                                 $    2,571,336      $ 2,467,743
         Accident & Health                                                       512,216          500,473
    Other policy claims and benefits payable                                     136,432          106,116
    Other policyholders' funds                                                   150,316          139,332
    Federal income taxes                                                           1,822          (35,251)
    Indebtedness to affiliates                                                    11,347            8,472
    Reinsurance payable                                                           79,507           76,452
    Liabilities held in separate accounts                                          1,994            2,261
    Other liabilities                                                            283,349          277,601
                                                                          -------------------------------
 Total liabilities                                                             3,748,319        3,543,199
                                                                          -------------------------------

 Shareholder's equity:
    Common stock, $2 par value, 1,980,658 shares authorized, issued,
       and outstanding                                                             3,961            3,961
    Additional paid-in capital                                                    56,629           56,629
    Accumulated other comprehensive income                                        56,675           13,565
    Retained earnings                                                            520,946          566,064
                                                                          -------------------------------
 Total shareholder's equity                                                      638,211          640,219
                                                                          -------------------------------
 Total liabilities and shareholder's equity                               $    4,386,530      $ 4,183,418
                                                                          ===============================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                              Statements of Income

                                                               Year ended December 31
                                                            ----------------------------
                                                                                Restated
                                                               2002               2001
                                                            ----------------------------
                                                                   (in Thousands)
 Revenues:
    Premiums and other considerations                       $  271,687         $ 240,970
    Net investment income                                      216,382           210,676
    Net realized investment losses                             (23,233)           (3,799)
    Other                                                       11,319            11,607
                                                            ----------------------------
 Total revenues                                                476,155           459,454
                                                            ----------------------------

 Benefits and expenses:
    Death and other benefits                                   278,385           272,464
    Operating costs and expenses                               130,874           117,397
    Restructuring and related charges                                -            13,271
                                                            ----------------------------
 Total benefits and expenses                                   409,259           403,132
                                                            ----------------------------

 Income before income taxes and cumulative effect of
 accounting changes                                             66,896            56,322
 Income tax expense                                             21,114            20,137
                                                            ----------------------------

 Income before cumulative effect of accounting
 changes                                                        45,782            36,185
 Cumulative effect of accounting change,
 net of tax                                                          -            (1,638)
                                                            ----------------------------
 Net income                                                 $   45,782         $  34,547
                                                            ============================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Comprehensive Income

                                                             Year ended December
                                                        ------------------------------
                                                                            Restated
                                                            2002              2001
                                                        ------------------------------
                                                                (In Thousands)
 Net income                                             $     45,782      $     34,547
                                                        ------------------------------

 Other comprehensive income:

    Change in unrealized gains, net of
       reclassifications                                      66,324            19,808
    Deferred tax expense                                     (23,214)           (6,932)
                                                        ------------------------------

    Change in net unrealized gains                            43,110            12,876
                                                        ------------------------------

 Comprehensive income                                   $     88,892      $     47,423
                                                        ==============================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Shareholder's Equity

                                                               Year ended December
                                                        --------------------------------
                                                                             Restated
                                                             2002              2001
                                                        --------------------------------
                                                                 (In Thousands)
 Common stock:
    Balance at beginning of year                        $        3,961    $        3,961
    Change during year                                               -                 -
                                                        --------------------------------
 Balance at end of year                                          3,961             3,961
                                                        --------------------------------

 Additional paid-in capital:
    Balance at beginning of year                                56,629            56,629
    Change during year                                               -                 -
                                                        --------------------------------
 Balance at end of year                                         56,629            56,629
                                                        --------------------------------

 Accumulated other comprehensive income:
    Balance at beginning of year                                13,565               689
    Change in unrealized gains on securities                    43,110            12,876
                                                        --------------------------------
 Balance at end of year                                         56,675            13,565
                                                        --------------------------------

 Retained earnings:
    Balance at beginning of year                               566,064           547,517
    Net income                                                  45,782            34,547
    Dividends paid                                             (90,900)          (16,000)
                                                        --------------------------------
 Balance at end of year                                        520,946           566,064
                                                        --------------------------------
 Total shareholder's equity                             $      638,211    $      640,219
                                                        ================================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                            Statements of Cash Flows

                                                                              Year ended December
                                                                    --------------------------------------
                                                                                               Restated
                                                                           2002                  2001
                                                                    --------------------------------------
                                                                                (In Thousands)
Operating activities
Net income                                                          $         45,782      $         34,547
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
      Change in accounts and premiums receivable                             (38,477)               (2,280)
      Change in future policy benefits                                         8,819                54,907
      Amortization of policy acquisition costs                                48,285                38,165
      Policy acquisition costs deferred                                      (36,100)              (48,353)
      Change in other policyholders' funds                                     9,146                (7,509)
      Provision for deferred income tax expense                                8,280                (7,394)
      Depreciation                                                               737                 1,925
      Amortization                                                           (12,174)               (3,244)
      Change in indebtedness to/from affiliates                                7,795                 1,275
      Change in reinsurance balances                                         (81,517)              (72,526)
      Net loss on sale of investments                                         23,233                 3,799
      Other, net                                                              29,195                (2,050)
                                                                    --------------------------------------
Net cash (used in) provided by operating activities                           13,004                (8,738)
                                                                    --------------------------------------

Investing activities
Purchases of investments and loans made                                   (2,633,525)           (3,780,126)
Sales or maturities of investments and receipts from repayment of
   loans                                                                   2,592,563             3,816,196
Note from affiliate                                                                -              (117,000)
Sales and purchases of property, equipment, and
   software, net                                                                (108)               (1,254)
                                                                    --------------------------------------
Net cash used in investing activities                                        (41,070)              (82,184)
                                                                    --------------------------------------

Financing activities
Policyholder account deposits                                                230,072               238,261
Policyholder account withdrawals                                            (110,902)             (142,409)
Dividends paid                                                               (90,900)              (16,000)
                                                                    --------------------------------------
Net cash provided by financing activities                                     28,270                79,852
                                                                    --------------------------------------

(Decrease) increase in cash                                                      204               (11,070)
Cash at beginning of year                                                     13,374                24,444
                                                                    --------------------------------------
Cash at end of year                                                 $         13,578      $         13,374
                                                                    ======================================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                          Notes to Financial Statements

1. Nature of Operations

The United States Life Insurance Company in the City of New York (the "Company") is a wholly-owned subsidiary of AGC Life Insurance Company ("AGC Life" or the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG").

Effective December 31, 2002, American General Life Insurance Company of New York ("AG New York"), an affiliated entity, merged with and into the Company. The merger has been accounted for at historical cost in a manner similar to a pooling of interests business combination. Accordingly, the accompanying financial statements as of December 31, 2002 and 2001 (restated) reflect the combined financial position, operating results and cash flows of the Company and AG New York.

The Company offers a broad portfolio of individual life and annuity products as well as group and credit insurance. The individual life and annuity products include universal life, variable universal life, level term, whole life and interest sensitive whole life as well as fixed and variable annuities. These individual and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for preferred international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

2. Accounting Policies

2.1 Preparation of Financial Statements

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.


The consolidated financial statements include the accounts of the Company and AG New York after the elimination of significant inter-company transactions. Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. The reclassifications have no effect on the Company's shareholder's equity or net income.

        The United States Life Insurance Company in the City of New York

2.2 Insurance Contracts

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year.

Short-duration contracts include group major medical, dental, term life, AD&D, excess major medical, hospital indemnity and long-term and short-term disability policies. Short-term contracts generally require the performance of various functions and services over a period of one year or less.

The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

2.3 Investments

Fixed Maturity and Equity Securities

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2002 and 2001. Unrealized gains and losses are recorded in shareholder's equity as accumulated other comprehensive income. If the fair value of a security classified as available-for-sale declines below its amortized cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

Short-Term Investments

Short-term investments consist of interest-bearing cash accounts and money market instruments and are carried at cost, which approximates fair value.

       The United States Life Insurance Company in the City of New York

2.3 Investments (continued)

Policy Loans

Policy loans are reported at the unpaid principal balance. There is no allowance for policy loans, as these loans serve to reduce the death benefits paid when the death claim is made, and the balances are effectively collateralized by the cash surrender value of the policy.

Mortgage Loans

Mortgage loans are reported at the unpaid principal balance, net of unamortized loan origination fees and costs and an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

Other Long-Term Investments

Other long-term investments consist of limited partnerships. The Company records partnerships in which it holds greater than a 5% interest at their equity value. If the Company's interest is 5% or less, the investment is recorded at cost.

Investment Income

Interest income is generally recorded when earned. Premiums and discounts arising from the purchase of certain mortgage and asset-backed securities are amortized into investment income over the estimated remaining term of the securities, adjusted for anticipated prepayments. The prospective method is used to account for the impact on investment income of changes in the estimated future cash for these securities. Premiums and discounts on other fixed maturity securities are amortized using the interest method over the remaining term of the security. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

       The United States Life Insurance Company in the City of New York

2.3 Investments (continued)

Realized Investment Gains

Realized investment gains (losses) are recognized using the specific-identification method.

2.4 Deferred Policy Acquisition Costs ("DPAC")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

DPAC associated with individual, interest-sensitive life contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC associated with insurance investment contracts is effectively charged off over the period ending one year beyond the surrender charge period. DPAC associated with other individual insurance contracts and all group business is charged to expense over the premium-paying period or as the premiums are earned over the life of the contracts.

DPAC associated with interest-sensitive life contracts is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, future lapse.

2.5 Premium Recognition

Premiums for traditional life insurance are recognized when due. Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.4).

Premiums for group business are earned over the contract term. The portion of group premiums that is not earned at the end of a reporting period is recorded as unearned premium. The Company estimates and accrues group premiums due but not yet collected.

       The United States Life Insurance Company in the City of New York

2.6 Policy and Contract Claims Reserves

The Company's insurance and annuity liabilities relate to both long-duration and short-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For long-duration contracts reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other long-duration contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.25% to 13% at December 31, 2002 and 2001.

Short-duration contracts are rated based on attained age and are guaranteed issue and thus not subject to the normal wear-off mortality/morbidity patterns. No policy reserves other than unearned premium reserves are held. The unearned premium reserve is based on gross premium and is calculated on a pro rata basis. The Company records its unearned premium reserves as a component of future policy benefits.

Incurred but not reported claim reserves for accident and health business are based upon historical patterns demonstrated through run-out studies. Reserves for open long-term disability claims are based on the 1985 Commissioner Disability Tables, modified for company experience. The interest rate assumption varies by year of incurral, but the average approximates 6.4%.

2.6 Policy and Contract Claims Reserves

Waiver of premium reserves for life insurance are based on the 1970 Krieger table at 3% interest.

2.7 Reinsurance

Recoverables are recorded for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Premiums ceded and currently due to reinsurers are recorded as reinsurance balances payable.

       The United States Life Insurance Company in the City of New York

2.8 Participating Policy Contracts

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3.7 million and $4.5 million in 2002 and 2001, respectively.

2.9 Income Taxes

For the year ended December 31, 2002 and the period from August 30, 2001 to December 31, 2001, the Company filed a consolidated federal income tax return with AGC Life Insurance Company and its life insurance subsidiaries. The Company and AGC have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than it would have paid if it had filed a separate return. Additionally, AGC Life will reimburse the Company for tax benefits arising out of any of its net operating losses that are utilized by the consolidated group.

The Company filed a stand-alone federal income tax return for the period from January 1, 2001 through August 29, 2001.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has not recorded any valuation allowances as of December 31, 2002.

2.10 Changes in Accounting and Reporting Standards

In January 2001, the Emerging Issues Task Force (EITF) issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e., collateralized debt obligations). In accordance with the transaction provisions of EITF 99-20, the Company recorded in its income statement for 2001 a cumulative effect of an accounting change adjustment loss of $1.6 million ($2.5 million before tax).

        The United States Life Insurance Company in the City of New York

2.10 Changes in Accounting and Reporting Standards (continued)

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires the Company to discontinue the amortization of goodwill in its statements of income. FAS 142 also requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently, if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two step process prescribed in

FAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. FAS 142 also required the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of change in accounting principles. The adoption of FAS 142 did not have any effect on the Company's financial condition or results of operations during 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established and recognized through earnings. FIN 45 also requires additional disclosures in the financial statements starting with the Company's 2002 year-end financial statements. The adoption of FIN 45 did not have any effect on the Company's financial condition or results of operations during 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 changes the method of determining whether certain entities should be consolidated in the Company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity ("VIE") if it has: (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

        The United States Life Insurance Company in the City of New York

2.10 Changes in Accounting and Reporting Standards (continued)

The provisions of FIN 46 are required to be applied to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to the fiscal quarter ended September 30, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would initially be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

The Company is evaluating the effect of adopting FIN 46 but does not believe that it will have a material effect on its financial condition.

2.11 Separate Account Business

Separate Accounts are assets and liabilities associated with variable universal life and variable annuities for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains, and deposits and withdrawals related to Separate Accounts are excluded from the Company's financial statements. The assets of each account are legally segregated and are not subject to claims that arise out of the Company's other business. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value.

       The United States Life Insurance Company in the City of New York

3. Investments

3.1 Investment Income

Investment income by type of investment was as follows:

                                                                             Restated
                                                              2002             2001
                                                           ---------------------------
                                                                 (In Thousands)
 Investment income:
    Fixed maturities                                       $ 191,811         $ 189,265
    Equity securities                                             53                49
    Mortgage loans on real estate                             10,090            10,123
    Policy loans                                              12,525            13,014
    Other long-term investments                                  (26)             (211)
    Short-term investments                                     3,168             9,990
    Investment income from affiliates                          2,730              (306)
                                                           ---------------------------
 Gross investment income                                     220,351           221,924
 Investment expenses                                           3,969            11,248
                                                           ---------------------------
 Net investment income                                     $ 216,382         $ 210,676
                                                           ===========================

3.2 Investment Gains and Losses

The net realized gains (losses) by type of investment are summarized below:

                                                                            Restated
                                                            2002              2001
                                                        ------------------------------
 Realized gains (losses) on investments:                       (In Thousands)
 Fixed maturities:
    Gross gains                                         $     18,371      $     11,871
    Gross losses                                             (36,335)          (15,204)
    DPAC                                                      (4,375)              122
                                                        ------------------------------
 Total fixed maturities                                      (22,339)           (3,211)
 Other investments                                              (894)             (588)
                                                        ------------------------------
 Net realized investment gains (losses)                 $    (23,233)     $     (3,799)
                                                        ==============================

During 2002 and 2001, the Company's realized losses included write-downs of $19.9 million and $744 thousand, respectively, for certain available for sale fixed maturity investments that experienced declines deemed to be other than temporary.

        The United States Life Insurance Company in the City of New York

3.3 Fixed Maturity and Equity Securities

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31, 2002 and 2001 were as follows:

                                                            Gross        Gross
                                           Amortized      Unrealized   Unrealized      Fair
                                              Cost          Gain          Loss         Value
                                       --------------------------------------------------------
December 31, 2002                                           (In Thousands)
Fixed maturity securities:
   Corporate securities:
      Investment-grade                 $   1,441,863   $  134,911   $   (21,428)   $ 1,555,346
      Below investment-grade                 406,680       21,962       (28,405)       400,237
   Mortgage-backed securities*               454,561       35,434        (1,697)       488,298
   U.S. government obligations               141,595       17,274             -        158,869
   Foreign governments                        20,479        2,009             -         22,488
   State and political subdivisions            8,332        1,835             -         10,167
                                       ---------------------------------------------------------
Total fixed maturity securities        $   2,473,510   $  213,425   $   (51,530)   $ 2,635,405
                                       =========================================================
Equity securities                      $         727   $       55   $      (113)   $       669
                                       =========================================================

                                                              Gross          Gross
                                               Amortized    Unrealized     Unrealized      Fair
                                                 Cost         Gain            Loss         Value
                                           --------------------------------------------------------
December 31, 2001 - Restated                                    (In Thousands)
Fixed maturity securities:
   Corporate securities:
      Investment-grade                     $   1,667,653   $  78,734     $ (16,435)   $  1,729,952
      Below investment-grade                     150,547       1,930       (18,785)        133,692
   Mortgage-backed securities*                   390,384      12,060        (5,828)        396,616
   U.S. government obligations                   142,719      11,194          (917)        152,996
   Foreign governments                            24,682         138           (92)         24,728
   State and political subdivisions               17,465       4,238        (3,818)         17,885
                                           -------------------------------------------------------
Total fixed maturity securities            $   2,393,450   $ 108,294     $ (45,875)   $  2,455,869
                                           =======================================================
Equity securities                          $         727   $      34     $    (109)   $        652
                                           =======================================================

* Primarily include pass-through securities guaranteed by the U.S. government and government agencies for both December 31, 2002 and 2001.

        The United States Life Insurance Company in the City of New York

3. Investments (continued)

3.3 Fixed Maturity and Equity Securities (continued)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholder's equity at December 31 were as follows:

                                                          Restated
                                                2002        2001
                                            ----------------------
                                                  (In Thousands)

 Gross unrealized gains                     $  213,480  $  108,328
 Gross unrealized losses                       (51,643)    (45,984)
 DPAC and other fair value adjustments         (74,642)    (41,475)
 Deferred federal income taxes                 (30,520)     (7,304)
                                            ----------------------
 Net unrealized gains on securities         $   56,675  $   13,565
                                            ======================


The contractual maturities of fixed maturity securities at December 31, 2002 were as follows:

                                                       2002
                                          -----------------------------
                                           Amortized         Market
                                             Cost            Value
                                          -----------------------------
                                                  (In Thousands)
 Fixed maturity securities,
   excluding mortgage-
   backed securities:
       Due in one year or less            $    82,585      $    84,035
       Due after one year through
        five years                            373,677          397,208
       Due after five years through
        ten years                             585,521          618,225
       Due after ten years                    977,166        1,047,639
 Mortgage-backed securities                   454,561          488,298
                                          ----------------------------
 Total fixed maturity securities          $ 2,473,510      $ 2,635,405
                                          ============================

        The United States Life Insurance Company in the City of New York

3.3 Fixed Maturity and Equity Securities (continued)

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $1.1 billion and $2.0 billion during 2002 and 2001, respectively.

3.4 Collateralized Mortgage Obligations (CMOs)

CMOs are primarily U.S. Government and Government agency backed and triple A-rated securities. The Company's CMO investments, which had an aggregate market value of $294 million as of December 31, 2002, are included in mortgage-backed securities. These investments are readily marketable, and the Company did not hold any derivative (high risk) CMO securities as of December 31, 2002 or 2001.

At December 31, 2002, the gross weighted average coupon of the CMO portfolio was 6.38%, and the gross weighted average remaining life was approximately 25.0 years.

4. Deferred Policy Acquisition Costs

The balance of DPAC at December 31 and the components of the change in the balance for the years then ended were as follows:

                                                                              Restated
                                                             2002               2001
                                                         -----------------------------
                                                                (In Thousands)
Balance at January 1                                       $ 201,770        $ 224,424
Capitalization                                                36,100           48,353
Amortization                                                 (48,285)         (39,145)
Effect of unrealized gains and losses on securities          (32,483)         (31,984)
Effect of realized gains and losses                           (4,375)             122
                                                         ----------------------------
Balance at December 31                                     $ 152,727        $ 201,770
                                                         ============================

        The United States Life Insurance Company in the City of New York

5. Federal Income Taxes

5.1 Tax Liabilities

Income tax liabilities were as follows:

                                                                  December 31
                                                                            Restated
                                                            2002              2001
                                                         ---------------------------
                                                                  (In Thousands)

 Current tax (recoverable) payable                       $  4,413         $  (3,061)
 Deferred tax (assets) liabilities, applicable to:
 Net income                                               (33,111)          (39,494)
 Net unrealized investment gains (losses)                  30,520)            7,304
                                                         --------------------------
 Total net deferred tax (assets)                           (2,591           (32,190)
                                                         --------------------------
 Total current and deferred tax (assets) liabilities     $  1,822         $ (35,251)
                                                         ==========================

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                                       Restated
                                                       2002              2001
                                                    ---------------------------
                                                          (In Thousands)

 Deferred tax liabilities applicable to:
 Deferred policy acquisition costs                  $  8,775         $  29,148
 Basis differential of investments                    48,257            22,911
 Other                                                17,126             1,688
                                                    --------------------------
 Total deferred tax liabilities                       74,158            53,747

 Deferred tax assets applicable to:
 Policy reserves                                     (83,385)          (77,930)
 Other                                                 6,636            (8,007)
                                                    --------------------------
 Total deferred tax assets                           (76,749)          (85,937)
                                                    --------------------------
 Net deferred tax (assets) liabilities              $ (2,591)        $ (32,190)
                                                    ==========================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $42.4 million at December 31, 2002 and 2001. At current corporate rates, the maximum amount of tax on such income is approximately $14.8 million. Deferred taxes on these accumulations are not required because no distributions are expected.

        The United States Life Insurance Company in the City of New York

5.2 Tax Expense

Components of income tax expense (benefit) for the years were as follows:

                                                                Restated
                                                      2002        2001
                                                -------------------------
                                                     (In Thousands)

 Current tax expense                                $ 14,733     $ 27,103
 Deferred tax (benefit) expense:
 Deferred policy acquisition cost                      2,923       (4,706)
 Policy reserves                                       2,155        3,344
 Basis differential of investments                    (7,908)      (2,573)
 Other, net                                            9,211       (3,031)
                                                -------------------------
 Total deferred tax (benefit) expense                  6,381       (6,966)
                                                -------------------------
 Income tax expense                                 $ 21,114     $ 20,137
                                                =========================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                                  Restated
                                                       2002          2001
                                                     ---------------------
                                                         (In Thousands)

 Income tax at statutory percentage of GAAP pretax
 income                                              $ 23,414     $ 19,713
 Tax-exempt investment income                              (6)         (16)
 Other                                                 (2,294)         440
                                                     ---------------------
 Income tax expense                                  $ 21,114     $ 20,137
                                                     =====================

The other balance relates primarily to the reduction of certain tax liabilities that were recorded for prior years following the completion of the tax examinations discussed in Note 5.4.

        The United States Life Insurance Company in the City of New York

5.3 Taxes Paid

Income taxes paid amounted to approximately $7.3 million and $25.6 million in 2002 and 2001, respectively.

5.4 Tax Return Examinations

The Internal Revenue Service ("IRS") has completed examinations of the Company's income tax returns through the taxable year ended December 31, 1999. The results of this examination did not materially differ from amounts anticipated by the Company and recorded in the financial statements. The Company has not been contacted by the IRS regarding examinations of taxable years beginning after December 31, 1999.

6. Transactions With Affiliates

On December 27, 2001, the Company purchased a Senior Promissory Note from American General Corporation in the amount of $117 million. American General Corporation was the Company's ultimate parent prior to its acquisition by AIG on August 29, 2001. The note matures on December 27, 2006 and pays semi-annual interest at a rate equal to 1-month LIBOR plus 50 basis points.

The Company periodically borrows funds from American General Corporation under an inter-company short-term borrowing agreement entered into during 1997. These borrowings are on demand and are unsecured. Interest is charged on the average borrowing based on the commercial paper rate. At December 31, 2002 and 2001, no amounts were outstanding under the borrowing agreement.

The Company is party to various cost sharing agreements with its affiliates. During 2002 and 2001, the Company was charged $111.7 million and $62.9 million, respectively, for expenses incurred by affiliates on its behalf. During the same periods, the Company received reimbursements of $1.6 million and $9.2 million, respectively, for services that it provided on behalf of its affiliates. In addition, the Company transferred a liability to an affiliate during 2001 and reduced operating expenses by $3.0 million to match the services to be provided by the affiliate.

The Company has also entered into reinsurance agreements with certain affiliates. Please refer to Note 13.

        The United States Life Insurance Company in the City of New York

7. Accident and Health Reserves

Activity in the liability for unpaid claims and claim adjustment expenses for the Company's accident and health coverage is summarized as follows:

                                                                        Restated
                                                               2002       2001
                                                             -------------------
 Balance as of January 1, net of reinsurance recoverable     $ 16,191   $ 17,384
                                                             -------------------
 Add: Incurred losses (1)                                      16,518     18,449
                                                             -------------------

 Deduct: Paid losses related to:
 Current year                                                   6,520      8,169
 Prior years                                                    6,567     11,473
                                                             -------------------
 Total paid losses                                             13,087     19,642
                                                             -------------------
 Balance as of December 31, net of reinsurance recoverable     19,622     16,191

 Reinsurance recoverable                                       40,040     31,595
                                                             -------------------

 Balance as of December 31, gross of reinsurance recoverable $ 59,662   $ 47,786
                                                             ===================

(1) Substantially all of the Company's incurred claims and claim adjustment expenses relate to the respective current year.

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

8. Benefit Plans

For the year ended December 31, 2001, substantially all of the Company's employees were covered under benefit plans sponsored by American General Corporation, including a qualified defined benefit pension plan and contributory life, medical and dental postretirement benefit plans. The amount incurred under these plans during 2001 were not material to the Company's financial position or results of operations. Effective January 1, 2002, as a result of AIG's acquisition of American General Corporation, substantially all of the Company's employees are covered by various benefit plans of AIG. These plans include a non-contributory qualified defined benefit plan, various stock option and stock purchase plans and a voluntary qualified defined contribution savings plan. AIG's

        The United States Life Insurance Company in the City of New York

U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating subsidiaries.

The Company maintains a defined contribution retirement plan for the benefit of its sales agents and managers. Investments in the plan currently consist of cash deposits that earn interest at a rate of 5.75% per year and shares of AIG stock. As of December 31, 2002 and 2001, the liabilities associated with this plan were $18.4 million and $18.0 million, respectively.

9. Fair Value of Financial Instruments

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                                    Restated
                                                2002                  2001
                                         ---------------------------------------
                                          Fair     Carrying     Fair    Carrying
                                         Value      Amount     Value    Amount
                                         ---------------------------------------
                                           (In Millions)         (In Millions)
 Assets:
  Fixed maturity and equity securities   $2,636    $  2,636    $2,457   $  2,457
  Mortgage loans on real estate          $  151    $    131    $  133   $    128
  Policy loans                           $  213    $    190    $  205   $    190
  Short term investments                 $  128    $    128    $  137   $    137
 Liabilities:
  Insurance investment contracts         $  666    $    676    $  685   $    701

        The United States Life Insurance Company in the City of New York

Fixed Maturity and Equity Securities

The following methods and assumptions were used to estimate the fair value of financial instruments:

Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

Mortgage Loans on Real Estate

Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

Policy Loans

Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

Insurance Investment Contracts

Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

10. Statutory Financial Information; Dividend Paying Capability

The Company's statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the New York State Insurance Department (NYSID). There were no material permitted practices utilized by the Company in 2002 or 2001.

Effective January 1, 2001, the Codification of Statutory Accounting Principles ("Codification") guidance replaced the Accounting Practices and Procedures manual as the primary guidance on statutory accounting. The NYSID requires companies to prepare their statutory-basis financial statements in accordance with Codification, except where it conflicts with provisions of the New York Insurance Law. As a result of adopting Codification, the Company recorded a $3.0 million gain to policyholders' surplus relating to the cumulative effect of accounting principle changes as of January 1, 2001. Although the NYSID initially chose not to adopt the provisions of Codification that relate to the recording of deferred tax

        The United States Life Insurance Company in the City of New York assets, they decided to do so in 2002. Therefore, the company recorded an additional gain to surplus of $47.8 million as of December 31, 2002.

Statutory accounting practices for the Company differ from generally accepted accounting principles as follows: (1) fixed maturities available for sale are not recorded at market value; (2) policy acquisition costs are charged against operations instead of being deferred and amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves are adjusted based upon mortality, lapse and interest rate assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes provided for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes are subject to certain limitations and are charged directly to surplus; (5) future policy benefits, policyholder contract deposits, policy and contract claims and unearned premiums are presented net of ceded reinsurance; (6) asset value and interest maintenance reserves are established using prescribed formulas.

The Company's policyholders' surplus and net income, as determined in accordance with statutory accounting practices, is summarized as follows:

                                                               Restated
                                                2002             2001
                                            -----------------------------
                                                   (In Thousands)

Statutory net income for the year           $  57,897           $  34,298
Statutory surplus at year-end               $ 297,078           $ 282,213

The maximum amount of dividends that can be paid by the Company without the prior approval of the New York State Superintendent of Insurance in a calendar year is the lesser of: (1) 10% of surplus as regards policyholders as of the immediately preceding calendar year or (2) the net gain from operations of such insurer for the immediately preceding calendar year. The Company paid $90.9 million and $16.0 million in dividends to AGC Life in 2002 and 2001, respectively. The amounts paid in 2002 represented extraordinary dividends, for which the Company received the necessary approval from the New York Insurance Department.

As of December 31, 2002 and 2001, the Company held fixed maturity securities with a carrying value of $152 million and $147 million, respectively, to satisfy the requirements of various state insurance departments.

        The United States Life Insurance Company in the City of New York

11. Leases

The Company has various leases for office space and facilities. The Company's future minimum rental commitments under noncancellable leases are presented below:

             Year ended      Gross Rent      Sublease        Net Rent
             December 31      Expense         Rentals         Expense
         --------------------------------------------------------------
                                          (In Thousands)

              2003            $ 5,265         $ 2,650         $ 2,615
              2004              2,378           2,621            (243)
              2005              2,261           2,620            (359)
              2006              2,128           2,620            (492)
                            -------------------------------------------
                 Total        $12,032         $10,511         $ 1,521
                            ===========================================

Net rent expense incurred in 2002 and 2001 was $4.1 million and $4.4 million, respectively.

12. Contingencies

In 1997, prior to the acquisition by American General Corporation, USLIFE Corporation entered the workers' compensation reinsurance business. In 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract was a quota share reinsurance agreement with Superior National Insurance Group, Inc. and its affiliates (collectively, "Superior National"), effective May 1, 1998. On November 29, 1999, the Company initiated an arbitration proceeding to rescind this contract from its inception, based in part on misrepresentations and nondisclosures which the Company believes were made by Superior National.

In 2000, the California Department of Insurance ordered seizure of certain of Superior National's insurance subsidiaries as a result of their financial condition and Superior National Insurance Group, Inc. voluntarily filed for bankruptcy.

Through the arbitration with Superior National, the Company plans to fully pursue all remedies. Although management believes, based on the advice of counsel, that the Company will succeed in rescinding the contract, risks and uncertainties remain with respect to the ultimate outcome. In the unlikely event the Company does not prevail in the arbitration, American General Corporation has committed to make contributions to the capital of the Company sufficient to meet its obligations under the treaty.

The Company is also party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and

        The United States Life Insurance Company in the City of New York claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, management believes that the total amounts ultimately paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's operating results or financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given suit.

13. Reinsurance

Effective January 1, 2002, the Company entered into an agreement with third party reinsurers that limits its exposure on individual life business for any single insured to $2.5 million. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

The Company's group business is primarily reinsured with an affiliated entity, American General Assurance Company ("AGAC"). Effective January 1, 1998, the Company entered into an agreement to cede 49% of its credit life and credit accident and health business to AGAC. The Company subsequently entered into another agreement on October 1, 1998 to cede 49% of its New York and 100% of its non-New York group life (excluding permanent policies) and group accident and health business to AGAC. This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception. During 2001, the Company paid $15 million to AGAC due to a change in reserve estimate.

        The United States Life Insurance Company in the City of New York

The effect of reinsurance transactions on group and individual premiums and life insurance in force for the years ended December 31, 2002 and 2001 is presented below:

                                                               Restated
                                                    2002          2001
                                                  ----------------------
                                                      (In Thousands)

 Individual Life and Annuity Premiums

 Direct Premiums                                  $255,433     $ 235,796
 Assumed Premiums                                       19            26
 Ceded Premiums:
    Affiliated Reinsurers                             (333)         (929)
    Un-affiliated Reinsurers                       (57,392)      (53,322)
                                                  ----------------------
 Net Premiums                                     $197,727     $ 181,571
                                                  ======================

                                                               Restated
                                                    2002          2001
                                                  ----------------------
                                                      (In Thousands)
 Group Life and A&H Premiums

 Direct Premiums                                  $570,107     $ 549,349
 Assumed Premiums                                    8,135        14,673
 Ceded Premiums:
    Affiliated Reinsurers                         (454,925)     (444,568)
    Un-affiliated Reinsurers                       (49,357)      (60,055)
                                                  ----------------------
 Net Premiums                                     $ 73,960     $  59,399
                                                  ======================

                                                               Restated
                                                    2002          2001
                                                  ----------------------
                                                       (In Millions)
 Life Insurance in Force

 Direct in Force                                  $106,555     $  85,635
 Assumed in Force                                        2             2
 Ceded in Force                                    (75,987)      (56,311)
                                                  ----------------------
 Net in Force                                     $ 30,570     $  29,326
                                                  ======================

        The United States Life Insurance Company in the City of New York

For the years ended December 31, 2002 and 2001, reinsurance recoveries reduced death and other benefits by $404 million and $359 million, respectively.

Reinsurance recoverable on paid and unpaid losses included $636 million and $521 million due from affiliates as of December 31, 2002 and 2001, respectively. In addition, reinsurance payable included amounts due to affiliates of $71 million and $68 million as of December 31, 2002 and 2001, respectively.

14. Restructuring and Related Charges

In connection with AIG's acquisition of American General Corporation, the Company recognized restructuring and related charges totaling $13.3 million during the fourth quarter of 2001. These charges related primarily to software impairments and the write-down of certain balances resulting from the Company's adoption of AIG's existing accounting policies and methodologies. No additional charges were recorded during 2002.

                              FINANCIAL STATEMENTS

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

        The United States Life Insurance Company in the City of New York

                              Financial Statements

                  Years ended December 31, 2001, 2000 and 1999

                                    CONTENTS

Report of Independent Auditors..................   F-1

Audited Financial Statements

Balance Sheets..................................   F-2
Statements of Income............................   F-4
Statements of Comprehensive Income..............   F-5
Statements of Shareholder's Equity..............   F-6
Statements of Cash Flows........................   F-7
Notes to Financial Statements...................   F-8


                         [LETTERHEAD OF ERNST & YOUNG]


                        Report of Independent Auditors

Board of Directors and Shareholder
The United States Life Insurance Company in the City of New York

We have audited the accompanying balance sheets of The United States Life Insurance Company in the City of New York (an indirectly wholly owned subsidiary of American International Group, Inc.) as of December 31, 2001 and 2000, and the related statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The United States Life Insurance Company in the City of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


March 29, 2002

                                                /s/ Ernst & Young LLP

        The United States Life Insurance Company in the City of New York

                                 Balance Sheets

                                                             DECEMBER 31
                                                         2001           2000
                                                 ------------------------------
                                                          (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost - $1,701,326 in 2001 and
  $1,807,155 in 2000)                                 $1,743,012     $1,811,628

 Equity securities, at fair value (cost - $673
  in 2001 and $673 in 2000)                                  632            719

 Mortgage loans on real estate                           122,813        122,806
 Policy loans                                             77,710         77,871
 Other long-term investments                              21,006         20,145
 Short-term investments                                  130,223         65,815
                                                 ------------------------------

Total investments                                      2,095,396      2,098,984

Cash                                                      11,113         13,099
Note receivable - affiliate                              117,000              -
Indebtedness from affiliates                               4,684          3,946
Accrued investment income                                 29,915         33,079
Accounts and premiums receivable                          84,255         93,236
Reinsurance recoverable - paid losses                     11,690         10,367
Reinsurance recoverable - unpaid losses                  679,930        641,880
Deferred policy acquisition costs                        140,999        144,320
Property and equipment                                     3,656          4,422
Assets held in separate accounts                           2,261          1,880
Other assets                                              25,430         25,164
                                                 ------------------------------
Total assets                                          $3,206,329     $3,070,377
                                                 ==============================



See accompanying notes.

                                                             DECEMBER 31
                                                         2001            2000
                                                  -------------------------------
                                                           (In Thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits
      Life and Annuity                                $1,724,114      $1,641,586
      Accident & Health                                  498,070         430,575
 Other policy claims and benefits payable                100,636         106,105
 Other policyholders' funds                               98,932         107,440
 Federal income taxes                                    (34,976)        (36,818)
 Indebtedness to affiliates                                5,954           2,791
 Reinsurance payable                                      76,335         108,425
 Liabilities held in separate accounts                     2,261           1,880
 Other liabilities                                       253,769         250,269
                                                 -------------------------------
Total liabilities                                      2,725,095       2,612,253
                                                 -------------------------------

Shareholder's equity:
 Common stock, $2 par value, 1,980,658 shares
  authorized, issued, and outstanding                      3,961           3,961
 Additional paid-in capital                                8,361           8,361
 Accumulated other comprehensive income                   10,067          (2,437)
 Retained earnings                                       458,845         448,239
                                                 -------------------------------
Total shareholder's equity                               481,234         458,124
                                                 -------------------------------
Total liabilities and shareholder's equity            $3,206,329      $3,070,377
                                                 ===============================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                              Statements of Income

                                                   YEAR ENDED DECEMBER 31
                                            2001            2000            1999
                                     -----------------------------------------------
                                                       (In Thousands)
Revenues:
 Premiums and other considerations          $191,275        $212,295        $205,554
 Net investment income                       147,451         154,094         164,163
 Net realized investment gains
  (losses)                                     1,120          (4,601)          4,689
 Other                                         7,886           7,259           6,330
                                     -----------------------------------------------
Total revenues                               347,732         369,047         380,736
                                     -----------------------------------------------
Benefits and expenses:
 Benefits                                    203,844         201,107         203,967
 Operating costs and expenses                 94,867          87,176         121,840
 Restructuring and related charges            12,187               -               -
                                     -----------------------------------------------
Total benefits and expenses                  310,898         288,283         325,807
                                     -----------------------------------------------

Income before income taxes and
 cumulative effect of accounting
 changes                                      36,834          80,764          54,929
Income tax expense                            12,590          28,185          19,167
                                     -----------------------------------------------

Income before cumulative effect of
 accounting changes                           24,244          52,579          35,762
Cumulative effect of accounting
 changes, net of tax                          (1,638)              -               -
                                     -----------------------------------------------
Net income                                  $ 22,606        $ 52,579        $ 35,762
                                     ===============================================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Comprehensive Income

                                                    YEAR ENDED DECEMBER 31
                                             2001            2000            1999
                                     -----------------------------------------------
                                                       (In Thousands)
Net income                                  $ 22,606         $52,579       $  35,762
                                     -----------------------------------------------
Other comprehensive income (loss):

 Gross change in unrealized gains
  (losses)                                    35,367          18,668        (162,179)
 Deferred policy acquisition costs           (17,368)         (6,471)         61,197
 Tax expense (benefit)                         6,299           4,269         (35,345)
                                     -----------------------------------------------
       Net gain (loss)                        11,700           7,928         (65,637)
                                     -----------------------------------------------
Less:
 (Losses) gains realized in net
  income                                      (1,359)         (8,158)          5,321
 Deferred policy acquisition costs               122           4,235          (4,289)
 Tax (benefit) expense                          (433)         (1,373)            360
                                     -----------------------------------------------
       Net (loss) gain                          (804)         (2,550)            672
                                     -----------------------------------------------

 Change in net unrealized gains
  (losses)                                    12,504          10,478         (66,309)
                                     -----------------------------------------------
Comprehensive income (loss)                 $ 35,110         $63,057       $ (30,547)
                                     ===============================================



See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Shareholder's Equity

                                                   YEAR ENDED DECEMBER 31
                                           2001            2000            1999
                                     -----------------------------------------------
                                                       (In Thousands)
Common stock:
 Balance at beginning of year               $  3,961        $  3,961        $  3,961
 Change during year                                -               -               -
                                     -----------------------------------------------
Balance at end of year                         3,961           3,961           3,961
                                     -----------------------------------------------
Additional paid-in capital:
 Balance at beginning of year                  8,361           8,361           8,361
 Change during year                                -               -               -
                                     -----------------------------------------------
Balance at end of year                         8,361           8,361           8,361
                                     -----------------------------------------------
Accumulated other comprehensive
 income:
 Balance at beginning of year                 (2,437)        (12,915)         53,394
 Change in unrealized gains (losses)
  on securities                               12,504          10,478         (66,309)
                                     -----------------------------------------------
Balance at end of year                        10,067          (2,437)        (12,915)
                                     -----------------------------------------------
Retained earnings:
 Balance at beginning of year                448,239         395,660         457,898
 Net income                                   22,606          52,579          35,762
 Dividends paid                              (12,000)              -         (98,000)
Balance at end of year                       458,845         448,239         395,660
                                     -----------------------------------------------
Total shareholder's equity                  $481,234        $458,124        $395,067
                                     ===============================================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                            Statements of Cash Flows

                                                                         YEAR ENDED DECEMBER 31
                                                          2001                   2000                   1999
                                                --------------------------------------------------------------------
                                                                            (In Thousands)

OPERATING ACTIVITIES
Net income (loss)                                          $    22,606            $    52,579            $    35,762
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
   Change in accounts and premiums receivable                   (3,429)                14,093                138,588
   Change in future policy benefits                             61,157                 13,357                (52,714)
   Amortization of policy acquisition costs                     31,729                 37,553                 44,123
   Policy acquisition costs deferred                           (46,756)               (41,658)               (31,030)
   Change in other policyholders' funds                         (8,908)                (3,033)                 5,927
   Provision for deferred income tax expense                    (8,398)                 8,139                  2,495
   Depreciation                                                  1,892                  1,713                  1,294
   Amortization                                                   (554)                (4,754)                (4,858)
   Change in indebtedness to/from affiliates                     2,425                 (1,553)                 5,382
   Change in reinsurance balances                              (71,463)               (37,368)                 4,668
   Net (gain) loss on sale of investments                       (1,242)                   366                 (4,689)
   Other, net                                                    7,713                (11,869)               (21,051)
                                                --------------------------------------------------------------------
Net cash (used in) provided by operating
 activities                                                    (13,228)                27,565                123,897
                                                --------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of investments and loans made                     (3,398,818)            (5,983,061)            (4,284,385)
Sales or maturities of investments and receipts
 from repayment of loans                                     3,451,096              5,964,176              4,286,356

Note from affiliate                                           (117,000)                     -                      -
Sales and purchases of property, equipment, and
software, net                                                     (902)                (1,779)                (1,290)
                                                --------------------------------------------------------------------
Net cash (used in) provided by investing
 activities                                                    (65,624)               (20,664)                   681
                                                --------------------------------------------------------------------

FINANCING ACTIVITIES
Policyholder account deposits                                  187,742                170,698                138,580
Policyholder account withdrawals                               (98,876)              (173,071)              (161,632)
Dividends paid                                                 (12,000)                     -                (98,000)
                                                --------------------------------------------------------------------
Net cash provided by (used in) financing
 activities                                                     76,866                 (2,373)              (121,052)
                                                --------------------------------------------------------------------

(Decrease) increase in cash                                     (1,986)                 4,528                  3,526
Cash at beginning of year                                       13,099                  8,571                  5,045
                                                --------------------------------------------------------------------
Cash at end of year                                        $    11,113            $    13,099            $     8,571
                                                ====================================================================

There was no interest paid in 2001. Interest paid amounted to approximately $38 thousand and $367 thousand in 2000 and 1999 respectively.

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                         Notes to Financial Statements

                               December 31, 2001

NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (the "Company") is domiciled in the State of New York. The Company is a wholly owned subsidiary of AGC Life Insurance Company. Through the acquisition of American General Corporation by American International Group, Inc. on August 29, 2001, American International Group, Inc. became the ultimate parent of the Company.

The Company offers a broad portfolio of individual life and annuity products as well as group and credit insurance.

The individual life line of business includes universal life, variable universal life, level term, whole life and interest sensitive whole life as well as fixed and variable annuities. These individual and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for preferred international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Transactions with the parent company and other subsidiaries of the parent company are not eliminated from the financial statements of the Company.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

1.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.2 INSURANCE CONTRACTS (CONTINUED)

contracts generally require the performance of various functions and services over a period of more than one year.

Short-duration contracts include group major medical, dental, term life, AD&D, excess major medical, hospital indemnity and long-term and short-term disability policies. Short-term contracts generally require the performance of various functions and services over a period of one year or less.

The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

1.3 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001 and 2000. Unrealized gains and losses are recorded in shareholder's equity as accumulated other comprehensive income. If the fair value of a security classified as available-for-sale declines below its amortized cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.3 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are reported at the unpaid principal balance.

INVESTMENT INCOME

Investment income is generally recorded when earned. Premiums and discounts arising from the purchase of certain mortgage and asset-backed securities are amortized into investment income over the estimated remaining term of the securities, adjusted for anticipated prepayments. The prospective method is used to account for the impact on investment income of changes in the estimated future cash for these securities. Premiums and discounts on other fixed maturity securities are amortized using the interest method over the remaining term of the security. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.4 DEFERRED POLICY ACQUISITION COSTS ("DPAC")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

DPAC associated with interest-sensitive life contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC associated with insurance investment contracts is effectively charged off over the period ending one year beyond the surrender charge period. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC associated with interest-sensitive life contracts is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, future lapse rates, expected mortality/morbidity, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.5 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.4). For all other contracts, premiums are recognized when due.

1.6 POLICY AND CONTRACT CLAIMS RESERVES

The Company's insurance and annuity liabilities relate to both long-duration and short-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For long-duration contracts reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other long-duration contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.25% to 11.25% at December 31, 2001 and 2000.

Short-duration contracts are rated based on attained age and are guaranteed issue and thus not subject to the normal wear-off mortality/morbidity patterns. No policy reserves other than unearned premium reserves are held. The unearned premium reserve is based on gross premium and is calculated on a pro rata basis.

Incurred but not reported claim reserves for accident and health business are based upon historical patterns demonstrated through run-out studies. Reserves for open long-term disability claims are based on the 1985 Commissioner Disability Tables, modified for company experience. The interest rate assumption varies by year of incurral, but averages 6.42%.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table at 3% interest.

1.7 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.7 REINSURANCE (CONTINUED)

A recoverable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance recoverables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.8 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 48.5%, 41.6%, and 38.7% of individual life insurance in force at December 31, 2001, 2000 and 1999 respectively.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $2.0 million, $2.0 million and $2.2 million in 2001, 2000 and 1999 respectively.

1.9 INCOME TAXES

On June 17, 1997, USLIFE Corporation was acquired by American General Corporation. For 2000 and the period from January 1, 2001 to August 29, 2001, the Company will file a separate federal income tax return.

On August 29, 2001, American General Corporation, was acquired by American International Group, Inc. (AIG). For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the parent company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.9 INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in accumulated other comprehensive income in shareholder's equity.

1.10 CHANGES IN ACCOUNTING AND REPORTING STANDARDS

In January 2001, the Emerging Issues Task Force (EITF) issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e., collateralized debt obligations). In accordance with the transaction provisions of EITF 99-20, the Company recorded in its income statement for 2001 a cumulative effect of an accounting change adjustment loss of $1.6 million ($2.5 million before tax).

1.11 SEPARATE ACCOUNT BUSINESS

Separate Accounts are assets and liabilities associated with certain contracts, principally variable universal life and variable annuities; for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to Separate Accounts are excluded from the statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.12 RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to current year presentation.

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                             2001            2000           1999
                                     ----------------------------------------------
                                                      (In Thousands)
Investment income:
 Fixed maturities                           $134,707        $135,140       $145,074
 Equity securities                                49              49             35
 Mortgage loans on real estate                 9,698           9,270          7,750
 Investment real estate                           73             137            744
 Policy loans                                  5,187           5,196          5,468
 Other long-term investments                    (759)          1,704          2,866
 Short-term investments                        9,592          13,547          8,307
 Investment income from affiliates              (306)            139            370
                                     ----------------------------------------------
Gross investment income                      158,241         165,182        170,614
Investment expenses                           10,790          11,088          6,451
                                     ----------------------------------------------
Net investment income                       $147,451        $154,094       $164,163
                                     ==============================================


2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                             2001            2000            1999
                                     -----------------------------------------------
                                                       (In Thousands)
Fixed maturities:
 Gross gains                                 $10,044        $  5,714         $14,200
 Gross losses                                 (8,883)        (13,872)         (8,879)
 DPAC                                            122           4,235          (4,289)
                                     -----------------------------------------------
Total fixed maturities                         1,283          (3,923)          1,032
Other investments                               (163)           (678)          3,657
                                     -----------------------------------------------
Net realized investment gains
 (losses)                                    $ 1,120        $ (4,601)        $ 4,689
                                     ===============================================

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.3). Amortized cost and fair value at December 31, 2001 and 2000 were as follows:

                                                 GROSS           GROSS
                                AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST           GAIN           LOSS           VALUE
                            -------------------------------------------------------------
December 31, 2001                                    (In Thousands)
Fixed maturity securities:
 Corporate securities:
   Investment-grade              $1,181,858        $57,010       $ (8,679)     $1,230,189
   Below investment-grade           103,940          1,356        (13,854)         91,442
 Mortgage-backed securities*        254,051          1,915         (5,290)        250,676
 U.S. government obligations        135,268         10,375           (917)        144,726
 Foreign governments                 23,040            104            (92)         23,052
 State and political                  3,169          3,552         (3,794)          2,927
  subdivisions
                            -------------------------------------------------------------
Total fixed maturity
 securities                      $1,701,326        $74,312       $(32,626)     $1,743,012
                            =============================================================
Equity securities                $      673        $    34       $    (75)     $      632
                            =============================================================

                                                 GROSS          GROSS
                                AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST           GAIN           LOSS           VALUE
                            -------------------------------------------------------------
December 31, 2000                                   (In Thousands)
Fixed maturity securities:
 Corporate securities:
   Investment-grade              $1,360,149        $39,966       $(36,908)     $1,363,207
   Below investment-grade            78,177          1,280        (12,503)         66,954
 Mortgage-backed securities*        191,087          2,471           (453)        193,105
 U.S. government obligations        135,522          7,125              -         142,647
 Foreign governments                 34,487          3,665              -          38,152
 State and political
  subdivisions                        4,640             81              -           4,721
 Redeemable preferred stocks          2,886              -           (251)          2,635
 Derivatives                            207              -              -             207
                            =============================================================
Total fixed maturity
 securities                      $1,807,155        $54,588       $(50,115)     $1,811,628
                            =============================================================
Equity securities                $      673        $    60       $    (14)     $      719
                            =============================================================

* Primarily include pass-through securities guaranteed by the U.S. government and government agencies for both December 31, 2001 and 2000.

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholder's equity at December 31 were as follows:

                                                         2001            2000
                                                    ----------------------------
                                                           (In Thousands)
Gross unrealized gains                                  $ 74,346        $ 54,648
Gross unrealized losses                                  (32,701)        (50,129)
DPAC and other fair value adjustments                    (26,157)         (8,267)
Deferred federal income taxes                             (5,421)          1,311
                                                    ----------------------------
Net unrealized gains on securities                      $ 10,067        $ (2,437)
                                                    ============================

The contractual maturities of fixed maturity securities at December 31, 2001 and 2000 were as follows:

                                       2001                          2000
                        ------------------------------------------------------------
                            AMORTIZED        MARKET       AMORTIZED        MARKET
                               COST          VALUE           COST          VALUE
                        ------------------------------------------------------------
                                 (In Thousands)                (In Thousands)
Fixed maturity
 securities, excluding
 mortgage-backed
 securities:
   Due in one year or
    less                     $  138,754     $  141,074     $  123,246     $  124,195
   Due after one year
    through five years          355,250        373,517        500,288        510,238
   Due after five years
    through ten years           346,878        355,211        352,879        344,782
   Due after ten years          606,393        622,534        639,655        639,308
Mortgage-backed
 securities                     254,051        250,676        191,087        193,105
                           -----------------------------------------------------------
Total fixed maturity
 securities                  $1,701,326     $1,743,012     $1,807,155     $1,811,628
                           =========================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $1.8 billion, $873.6 million, and $779.4 million during 2001, 2000, and 1999 respectively.

        The United States Life Insurance Company in the City of New York

2.   INVESTMENTS (CONTINUED)

2.4 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                        DECEMBER 31, 2001                                  DECEMBER 31, 2000
                      ------------------------------------------------------------------------------------------------------
                                                              CARRYING                                           CARRYING
                              COST          FAIR VALUE         AMOUNT            COST          FAIR VALUE         AMOUNT
                      ------------------------------------------------------------------------------------------------------
                                          (In Thousands)                                     (In Thousands)
Fixed maturities:
Bonds:
   United States
    government and
    government
    agencies and
    authorities          $  175,611       $  187,301        $  187,301       $  135,522       $  142,647       $  142,647
   States,
    municipalities,
    and political
    subdivisions              3,169            3,241             3,241            4,640            4,721            4,721
   Foreign governments       23,040           25,364            25,364           34,487           38,152           38,152
   Public utilities         149,009          151,865           151,865          176,848          180,178          180,178
   Mortgage-backed
    securities              254,051          250,676           250,676          191,087          193,105          193,105
   All other
    corporate bonds       1,096,446        1,124,565         1,124,565        1,261,478        1,249,983        1,249,983
 Redeemable preferred
  stocks                          -                -                 -            2,886            2,635            2,635
 Derivatives                      -                -                 -              207              207              207
                          -----------------------------------------------------------------------------------------------
Total fixed maturities    1,701,326        1,743,012         1,743,012        1,807,155        1,811,628        1,811,628

Equity securities:
     Nonredeemable
      preferred stocks          568              587               587              568              574              574
     Common stocks              105               45                45              105              145              145
                          -----------------------------------------------------------------------------------------------
Total fixed
 maturities and
 equity securities        1,701,999       $1,743,644         1,743,644        1,807,828       $1,812,347        1,812,347
                                          ==========                                          ==========

Mortgage loans on
 real estate*               122,813                            122,813          122,806                           122,806
Policy loans                 77,710                             77,710           77,871                            77,871
Other long-term
 investments                 21,006                             21,006           20,145                            20,145
Short-term investments      130,223                            130,223           65,815                            65,815
                          ---------                         ---------------------------                        ----------
Total investments         $2,053,751                        $2,095,396       $2,094,465                        $2,098,984
                          ==========                        ===========================                        ==========

* Amount is net of allowance for losses of $0.6 million at December 31, 2001 and 2000 respectively.

        The United States Life Insurance Company in the City of New York

3. DEFERRED POLICY ACQUISITION COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                             2001            2000            1999
                                         -------------------------------------------
                                                       (In Thousands)
Balance at January 1                        $144,320        $146,686        $ 98,552
 Capitalization                               46,756          41,658          31,030
 Amortization                                (32,709)        (37,553)        (44,123)
 Effect of unrealized gains and
  losses on securities                       (17,490)        (10,706)         65,486
 Effect of realized gains and losses             122           4,235          (4,289)
 Reinsurance transfer                              -               -              30
                                         -------------------------------------------
Balance at December 31                      $140,999        $144,320        $146,686
                                         ===========================================

4. FEDERAL INCOME TAXES

4.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                             December 31
                                                         2001            2000
                                                    ----------------------------
                                                           (In Thousands)
Current tax (recoverable) payable                       $   (177)       $ (4,567)
Deferred tax (assets) liabilities, applicable to:
 Net income                                              (40,220)        (30,940)
 Net unrealized investment gains (losses)                  5,421          (1,311)
                                                    ----------------------------
Total net deferred tax (assets)                          (34,799)        (32,251)
                                                    ----------------------------
Total current and deferred tax (assets)
 liabilities                                            $(34,976)       $(36,818)
                                                    ============================

        The United States Life Insurance Company in the City of New York

4. FEDERAL INCOME TAXES (CONTINUED)

4.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                         2001            2000
                                                    ----------------------------
                                                           (In Thousands)
Deferred tax liabilities applicable to:
 Deferred policy acquisition costs                      $ 20,103        $ 23,224
 Basis differential of investments                        15,220           2,672
 Other                                                    (6,745)         (4,664)
                                                    ----------------------------
Total deferred tax liabilities                            28,578          21,232

Deferred tax assets applicable to:
 Policy reserves                                         (58,437)        (59,441)
 Other                                                    (4,940)          5,958
                                                    ----------------------------
Total deferred tax assets                                (63,377)        (53,483)
                                                    ----------------------------
Net deferred tax (assets) liabilities                   $(34,799)       $(32,251)
                                                    ============================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $37.8 million at December 31, 2001 and 2000.

At current corporate rates, the maximum amount of tax on such income is approximately $13.2 million. Deferred taxes on these accumulations are not required because no distributions are expected.

        The United States Life Insurance Company in the City of New York

4. FEDERAL INCOME TAXES (CONTINUED)

4.2 TAX EXPENSE

Components of income tax expense (benefit) for the years were as follows:

                                              2001            2000            1999
                                        --------------------------------------------
                                                       (In Thousands)
Current tax expense                          $20,988         $20,046         $16,672
Deferred tax (benefit) expense:
 Deferred policy acquisition cost             (3,272)             65           4,412
 Policy reserves                               2,497           2,123          (1,947)
 Basis differential of investments            (3,295)           (799)         (1,070)
 Other, net                                   (4,328)          6,750           1,100
                                            ---------       ---------       ---------
Total deferred tax (benefit) expense          (8,398)          8,139           2,495
                                        --------------------------------------------
Income tax expense                           $12,590         $28,185         $19,167
                                        ============================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                2001            2000            1999
                                        --------------------------------------------
                                                       (In Thousands)
Income tax at statutory percentage
 of GAAP pretax income                       $12,892         $28,267         $19,225
Tax-exempt investment income                     (11)           (138)           (131)
Other                                           (291)             56              73
                                        --------------------------------------------
Income tax expense                           $12,590         $28,185         $19,167
                                        ============================================

        The United States Life Insurance Company in the City of New York

4. FEDERAL INCOME TAXES (CONTINUED)

4.3 TAXES PAID

Income taxes paid amounted to approximately $16.6 million, $20.5 million, and $27.0 million in 2001, 2000, and 1999, respectively.

4.4 TAX RETURN EXAMINATIONS

The Internal Revenue Service ("IRS") has completed examinations of the Company's tax returns through 1994. The IRS is currently auditing the 1995 through 1999 tax returns.

5. TRANSACTIONS WITH AFFILIATES

On December 27, 2001, the Company acquired a Senior Promissory Note from AGC in the amount of $117 million. The note, which matures on December 27, 2006, pays semi-annual interest at a rate equal to 1-month LIBOR plus 50 basis points.

American General Corporation and certain affiliated companies provide services to the Company, principally data processing, investment management, professional and administrative services. During 2001, 2000 and 1999, the Company incurred $51.1 million, $32.5 million and $28.8 million, respectively, for these services. In addition, the Company provides services to certain affiliated companies. During 2001, 2000 and 1999 the Company was reimbursed $9.2 million, $10.0 million and $4.3 million, respectively, for these services. During 2001 and 2000, the Company transferred a liability to an affiliate and reduced operating expenses by $3.0 and $10.5 million, respectively, to match the services to be provided by the affiliate.

The Company periodically borrows funds from the parent company under an intercompany short-term borrowing agreement entered into during 1997. These borrowings are on demand and are unsecured. Interest is charged on the average borrowing based on the commercial paper rate. At December 31, 2001 and 2000, no amounts were outstanding under the borrowing agreement.

Following regulatory approval from the necessary authorities, the Company reinsured 49% of its credit life and credit accident and health business to American General Assurance Company, an affiliate, effective January 1, 1998. Additionally, following regulatory approval from the necessary authorities, the Company also reinsured 49% of its New York and 100% of its non-New York group life (excluding permanent policies), group accident and health, and individual accident and health business to American General Assurance Company effective October 1, 1998. In 2001, the Company paid $15 million to American General Assurance Company due to a change in reserve estimate.

        The United States Life Insurance Company in the City of New York

5. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Amounts recoverable of $521 million and $492 million and amounts payable of $68 million and $101 million, relating to this affiliated reinsurance, are included under the captions "Reinsurance recoverable - unpaid losses" and "Reinsurance payable" in the balance sheets at December 31, 2001 and 2000, respectively.

6. ACCIDENT AND HEALTH RESERVES

Activity in the liability for unpaid claims and claim adjustment expenses for the Company's accident and health coverage is summarized as follows:

                                                           YEAR ENDED DECEMBER 31
                                                       2001           2000           1999
                                                 ------------------------------------------
                                                               (In Thousands)
Balance as of January 1, net of reinsurance
 recoverable                                          $17,384        $20,599        $19,782
                                                 ------------------------------------------
Add: Incurred losses (1)                               18,449         19,626         25,440
                                                 ------------------------------------------
Deduct: Paid losses related to:
 Current year                                           8,169         12,960          9,943
 Prior years                                           11,473          9,881         14,680
                                                 ------------------------------------------
   Total paid losses                                   19,642         22,841         24,623
                                                 ------------------------------------------

Balance as of December 31, net of reinsurance
 recoverable                                           16,191         17,384         20,599
Reinsurance recoverable                                31,595         36,374         45,019
                                                 ------------------------------------------
Balance as of December 31, gross of
 reinsurance recoverable                              $47,786        $53,758        $65,618
                                                 ==========================================

(1) Substantially all of the Company's incurred claims and claim adjustment expenses relate to the respective current year.

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

        The United States Life Insurance Company in the City of New York

7. BENEFIT PLANS

7.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

At December 31, 2001, the plans' assets were invested as follows: (1) 63% in equity mutual funds managed outside the company; (2) 30% in fixed income mutual funds managed by one of American International Group Inc.'s subsidiaries and (3) 7% in American International Group, Inc.'s Common Stock.

The benefit plans have purchased annuity contracts from American International Group Inc.'s subsidiaries to provide approximately $56 million of future annual benefits to certain retirees.

The components of pension expense and underlying assumptions were as follows:

                                             2001             2000            1999
                                          ---------------------------------------------
                                                        (In Thousands)
Service cost (benefits earned)                $    40          $   173         $ 1,050
Interest cost                                   1,505            1,515           2,159
Expected return on plan assets                 (2,136)          (2,241)         (2,864)
Amortization                                     (144)            (323)           (424)
                                             ---------        ---------       ---------
Pension (income)                              $  (735)         $  (876)        $   (79)
                                          ============================================
Discount rate on benefit obligation              7.25%            8.00%           7.75%
Rate of increase in compensation
 levels                                          4.25%            4.50%           4.25%
Expected long-term rate of return on
 plan assets                                    10.35%           10.35%          10.35%

        The United States Life Insurance Company in the City of New York

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                         2001            2000
                                                    ----------------------------
                                                           (In Thousands)
Projected benefit obligation (PBO)                       $20,928         $19,731
Plan assets at fair value                                 18,710          21,636
                                                    ----------------------------
Plan assets at fair value (less than) in excess
 of PBO                                                   (2,218)          1,905
Other unrecognized items, net                              4,411            (591)
                                                    ----------------------------
Prepaid pension expense                                  $ 2,193         $ 1,314
                                                    ============================

The change in PBO was as follows:

                                                          2001            2000
                                                    ----------------------------
                                                           (In Thousands)
PBO at January 1                                         $19,731         $29,314
Service and interest costs                                 1,545           1,688
Benefits paid                                             (1,681)         (1,551)
Actuarial loss (gain)                                      2,385          (2,685)
Transfers and other                                       (1,052)         (7,035)
                                                    ----------------------------
PBO at December 31                                       $20,928         $19,731
                                                    ============================

The change in the fair value of plan assets was as follows:

                                                          2001            2000
                                                    -------------------------------
                                                             (In Thousands)
Fair value of plan assets at January 1                   $21,636         $29,789
Actual return on plan assets                                (921)          1,066
Benefits paid                                             (1,681)         (1,552)
Transfers                                                   (324)         (7,667)
                                                     ---------------------------
Fair value of plan assets at December 31                 $18,710         $21,636
                                                     ===========================

        The United States Life Insurance Company in the City of New York

7. BENEFIT PLANS (CONTINUED)

7.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

The life plans are insured through December 31, 2001. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense (benefit) in 2001, 2000, and 1999 was $(361) thousand, $(585) thousand, and $(574) thousand, respectively. The accrued liability for postretirement benefits was $1.4 million and $2.2 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                      2001                          2000
                        ------------------------------------------------------------
                               FAIR         CARRYING         FAIR         CARRYING
                              VALUE          AMOUNT         VALUE          AMOUNT
                        ------------------------------------------------------------
                                  (In Millions)                 (In Millions)
Assets:
 Fixed maturity and
  equity securities              $1,744         $1,744         $1,832         $1,832
 Mortgage loans on real
  estate                         $  128         $  123         $  123         $  123
 Policy loans                    $   77         $   78         $   78         $   78
 Short term investments          $  130         $  130         $   66         $   66
Liabilities:
 Insurance investment
  contracts                      $  290         $  310         $  347         $  360

        The United States Life Insurance Company in the City of New York

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

        The United States Life Insurance Company in the City of New York

9. STATUTORY FINANCIAL INFORMATION; DIVIDEND PAYING CAPABILITY

The Company's statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications by the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within a state, and may change in the future. There were no material permitted practices utilized by the Company in 2001, 2000 or 1999.

Policyholder's surplus and net income, as reported to the domiciliary state insurance department in accordance with its prescribed or permitted statutory accounting practices is summarized as follows:

                                             2001           2000           1999
                                     ---------------------------------------------
                                                      (In Thousands)
Statutory net income for the year           $ 15,225       $ 54,623       $ 48,003
Statutory surplus at year-end               $223,168       $226,434       $146,841

Statutory accounting practices require acquisition costs on new business (including commissions and underwriting and issue costs) to be charged to expense when incurred. Regulatory net income includes income (loss) attributed to participating policyholders of ($0.4) million, $2.8 million and $(2.0) million in 2001, 2000 and 1999, respectively. The 2001 loss is primarily due to unfavorable mortality. The 2000 gain is primarily the result of less conservative reserving requirements adopted by New York State. The 1999 loss was primarily a result of higher levels of sales of participating term insurance products. Regulatory equity capital includes capital attributed to participating policyholders of $(35.2) million, $(29.7) million and $(45.4) million at December 31, 2001, 2000 and 1999 respectively. Capital attributed to participating policyholders is not available for payment of dividends to shareholders.

The Company is subject to New York Business Corporation Law, which imposes restrictions on shareholder dividends. The maximum amount of dividends that can be paid by New York domiciled life insurance companies without the prior approval of the New York State Superintendent of Insurance in a calendar year is the lesser of: (1) 10% of surplus as regards policyholders as of the immediately preceding calendar year or (2) the net gain from operations of such insurer for the immediately preceding calendar year. The Company paid $12 million and $98 million in dividends in 2001 and 1999, respectively. The Company did not pay any dividends in 2000.

        The United States Life Insurance Company in the City of New York

9. STATUTORY FINANCIAL INFORMATION; DIVIDEND PAYING CAPABILITY (CONTINUED)

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective January 1, 2001. The State of New York required that insurance companies domiciled in the State of New York prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual - Version Effective January 1, 2001, except where there are conflicts with the provisions of New York Insurance Law, the most significant being deferred taxes.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual - Version Effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the company reported a change of accounting principle, on a statutory basis, as an adjustment that increased unassigned funds (surplus), of $3.8 million as of January 1, 2001.

10. LEASES

The Company has various leases for office space and facilities. At December 31, 2001 the future minimum rental commitments under all of the Company's noncancellable leases were as follows:

          YEAR ENDED               GROSS RENT        SUBLEASE         NET RENT
          DECEMBER 31                EXPENSE         RENTALS          EXPENSE
--------------------------------------------------------------------------------
                                                  (In Thousands)
           2002                         $ 5,082         $ 2,735           $2,347
           2003                           4,925           2,650            2,275
           2004                           2,326           2,621             (295)
           2005                           2,203           2,620             (417)
           2006                           2,074           2,620             (546)
                                   ---------------------------------------------
                    Total               $16,610         $13,246           $3,364
                                   =============================================

Net rent expense incurred in 2001, 2000 and 1999 was $3.3 million, $4.7 million and $4.7 million, respectively.

        The United States Life Insurance Company in the City of New York

11. COMMITMENTS AND CONTINGENCIES

In 1997, prior to the acquisition by American General Corporation, USLIFE Corporation entered the workers' compensation reinsurance business. In 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest workers' compensation contract was a quota share reinsurance agreement with Superior National Insurance Group (Superior National), effective May 1, 1998. On November 29, 1999, the Company initiated an arbitration proceeding to rescind this contract from its inception, based in part on misrepresentations and nondisclosures which the Company believes were made by Superior National.

In 2000, the California Department of Insurance ordered seizure of Superior National's insurance subsidiaries as a result of their financial condition and Superior National Insurance Group, Inc. voluntarily filed for bankruptcy.

Through the arbitration with Superior National, the Company plans to fully pursue all remedies. Although management believes, based on the advice of counsel, that the Company will succeed in rescinding the contract, risks and uncertainties remain with respect to the ultimate outcome. In the unlikely event the Company does not prevail in the arbitration, management does not expect the additional aftertax losses from the Company's workers' compensation business to exceed $85 million, after recoveries from reinsurers. If the Company does not prevail in the arbitration, American General Corporation has committed to make contributions to the capital of the Company sufficient to meet its obligations under the treaty.

The Company is also party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given suit.

The Company had $10.2 million of unfunded commitments for its investments in partnerships at December 31, 2001.

        The United States Life Insurance Company in the City of New York

12. REINSURANCE

Reinsurance recoverable on paid losses was approximately $4.9 million, $5.0 million, and $7.5 million at December 31, 2001, 2000 and 1999, respectively. Reinsurance recoverable on unpaid losses was approximately $31.4 million, $36.4 million, and $84.0 million at December 31, 2001, 2000 and 1999, respectively. The effect of reinsurance on benefits to policyholders and beneficiaries was $334 million, $317 million, and $357 million during 2001, 2000 and 1999, respectively.

The Company participates in several reinsurance pools. These pools are managed and administered by reinsurance intermediaries on behalf of the Company. The pools involved various coverages including life, medical and disability.

Reinsurance transactions for the years ended December 31, 2001, 2000 and 1999 were as follows:

                                                2001                  2000                   1999
                                  -------------------------------------------------------------------
                                                             (In Thousands)
LIFE INSURANCE IN FORCE
      Gross                                  $78,704,399           $73,348,279            $71,277,741
      Assumed                                          -                     -                      -
      Ceded                                   54,654,089            48,226,467             44,938,362
                                  -------------------------------------------------------------------
      Net                                    $24,050,310           $25,121,812            $26,339,379
                                  ===================================================================
LIFE AND ANNUITY PREMIUMS
      Gross                                  $   218,428           $   222,111            $   218,536
      Assumed                                          4                     1                      3
      Ceded                                      151,250               151,919                151,258
                                  -------------------------------------------------------------------
      Net                                    $    67,182           $    70,193            $    67,281
                                  ===================================================================
A&H PREMIUMS
 Written
      Gross                                  $   405,211           $   399,864            $   443,363
      Assumed                                     14,669                13,859                 17,335
      Ceded                                      382,186               360,820                401,656
                                  -------------------------------------------------------------------
      Net                                    $    37,694           $    52,903            $    59,042
                                  ===================================================================
 Earned
      Gross                                  $   393,462           $   391,406            $   437,454
      Assumed                                     14,623                15,040                 17,498
      Ceded                                      372,217               354,235                396,408
                                  -------------------------------------------------------------------
      Net                                    $    35,868           $    52,211            $    58,544
                                  ===================================================================

        The United States Life Insurance Company in the City of New York

13. RESTRUCTURING AND RELATED CHARGES

On August 29, 2001, American General Corporation (AGC), the company's then ultimate parent company, was acquired by American International Group (AIG), a Delaware corporation. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. This transaction was accounted for as a pooling of interests by AIG.

In conjunction with the acquisition, the Company recognized restructuring and related charges totaling $12.2 million covering primarily asset impairment charges relating to software and adjustments associated with conforming the company's balances to AIG's existing accounting policies and methodologies.

        The United States Life Insurance Company in the City of New York

14.  SUBSEQUENT EVENT

Effective December 31, 2002, American General Life Insurance Company of New York
(AGNY), an indirect wholly-owned subsidiary of American International Group
(AIG) merged with and into The United States Life Insurance Company in the City of New York (USL), another wholly owned subsidiary of AIG. This merger was affected through American General Life Insurance Company, the parent company of AGNY prior to its merger with USL. AGL paid to its parent, AGC Life Insurance Company, also an indirect wholly-owned subsidiary of AIG, in the form of a dividend its investment in the outstanding shares of AGNY. AGNY was subsequently merged with and into USL, with USL being the surviving corporation.

  * "The Report of Independent Auditors" on page F-1 of the Company Financial Statements has been revised concerning the date and the new footnote No. 14 added above. The new date of The Report of Independent Auditors is March 29, 2002, except footnote 14 as to which the date is December 31, 2002.

                           [ERNST & YOUNG LETTERHEAD]

                         Report of Independent Auditors

Board of Directors
American General Life Insurance Company
of New York

We have audited the accompanying statutory-basis balance sheets of American General Life Insurance Company of New York (the "Company"), as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, the accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Life Insurance Company of New York at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

This report is intended solely for the information and use of the Company and state insurance departments to whose jurisdiction the Company is subject and is not intended to be and should not be used by anyone other than these specified parties.

                                                           /s/ ERNST & YOUNG LLP
                                                           ---------------------
                                                           Ernst & Young LLP

May 11, 2001

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                  December 31
                                                             2000            1999
                                                         ----------------------------
Liabilities and capital and surplus
Liabilities:
     Reserve for future policy benefits                  $715,666,088    $719,049,927
     Premium and other deposit liabilities                 37,271,146      38,372,898
     General expenses and other liabilities                26,208,675      22,419,628
     Policy and contract claims payable                     6,281,550       9,013,175
     Dividends payable to policyholders                     2,389,894       2,454,275
     Federal income taxes                                     789,090       2,432,533
     Asset valuation reserve                                7,131,220       7,194,649
     Interest maintenance reserve                           4,746,459       5,448,093
                                                         ----------------------------
Total liabilities excluding separate accounts             800,484,122     806,385,178
Liabilities related to separate accounts                            -         789,011
                                                         ----------------------------
Total liabilities                                         800,484,122     807,174,189

Capital and surplus
     Common stock - par value $200 per share;
         15,000 shares authorized, issued, and
         outstanding                                        3,000,000       3,000,000
     Additional paid-in surplus                            44,210,030      44,210,030
     Group contingency life reserve                            39,590          35,445
     Unassigned deficit                                    (3,711,661)     (4,089,256)
                                                         ----------------------------
Total capital and surplus                                  43,537,959      43,156,219
                                                         ----------------------------
Total liabilities and capital and surplus                $844,022,081    $850,330,408
                                                         ============================

See accompanying notes.

               American General Life Insurance Company of New York

                   Statements of Operations - Statutory-Basis

                                                           Year ended December 31
                                                            2000           1999
                                                        ----------------------------
Revenues
     Premiums and annuity considerations                $ 65,519,866    $ 72,870,015
     Considerations for supplementary contracts            3,348,379       3,635,902
     Net investment income                                61,235,132      60,790,045
     Amortization of interest maintenance reserve            418,653         491,834
     Allowances and reserve adjustments on
         reinsurance ceded net                             4,005,044       7,292,422
     Other income                                          4,332,978       5,049,750
                                                        ----------------------------
Total revenues                                           138,860,052     150,129,968

Benefits and expenses:
     Benefits paid or provided                            95,706,366      94,050,361
     (Decease) increase in policy reserves and
         other deposit funds                              (4,159,665)      5,161,052
     Commissions                                           4,412,535       5,824,738
     General insurance expenses and taxes, other
         than federal income taxes                        13,856,256      18,337,598
     Net transfers (from) to separate accounts              (751,325)         48,156
                                                        ----------------------------
Total benefits and expenses                              109,064,167     123,421,905
                                                        ----------------------------

Net gain from operations before dividends to
     policyholders and federal income taxes               29,795,885      26,708,063
Dividends to policyholders                                 2,311,211       2,188,869
                                                        ----------------------------
Net gain from operations before federal income taxes      27,484,674      24,519,194
Federal income taxes                                       7,435,000       3,868,000
                                                        ----------------------------
Net gain from operations after dividends to
     policyholders and federal income taxes               20,049,674      20,651,194
Net realized capital losses (net of tax benefit) of
     $(331,355) in 2000 and $2,196,006 in 1999,
     and excluding net gains (losses) of $(282,981)
     in 2000 and $3,034,247 in 1999 transferred to
     the interest maintenance reserve                        (48,374)       (838,241)
                                                        ----------------------------
Net income                                              $ 20,001,300    $ 19,812,953
                                                        ============================

See accompanying notes.

             American General Life Insurance Company of New York

         Statements of Changes in Capital and Surplus -- Statutory-Basis

                                                           Year ended December 31
                                                            2000            1999
                                                        -----------------------------
Capital and surplus:
     Balance at beginning of year                       $ 43,156,219    $ 45,608,582
     Net income                                           20,001,300      19,812,953
     Cash dividend to parent                             (19,000,000)    (22,000,003)
     Decrease (increase) in asset valuation reserve           63,429        (289,799)
     Decrease in non-admitted assets                         214,961         477,402
     Change in net unrealized capital gains                 (897,950)       (363,151)
     Decrease in liability for reinsurance in
         unauthorized companies                                    -           2,890
     Increase in reserves due to change in
         valuation basis                                           -         (92,658)
                                                        ----------------------------
Balance at end of year                                  $ 43,537,959    $ 43,156,219
                                                        ============================

               American General Life Insurance Company of New York

                   Statements of Cash Flows - Statutory-Basis

                                                                       Year ended December 31
                                                                       2000             1999
                                                                   ------------------------------
Operating activities
Premiums and annuity considerations received                       $  67,375,114    $  71,314,757
Considerations for supplementary contracts Received                    3,348,379        3,635,902
Allowances and reserve adjustments received on
     reinsurance ceded, net                                            7,117,634        9,230,117
Net investment income received                                        59,149,652       59,500,576
Other income received                                                  4,375,668        5,049,750
Benefits paid                                                        (97,463,378)     (92,946,283)
Commissions, general insurance expenses and
     taxes paid, other than federal income taxes                     (17,631,183)     (24,430,926)
Federal income taxes paid, excluding tax on
     capital gains                                                    (9,078,443)      (1,176,161)
Dividends paid to policyholders                                       (2,389,148)      (2,393,335)
                                                                   ------------------------------
Net cash provided by operating activities                             14,804,295       27,784,397

Investing activities
Proceeds from investments sold, matured, or
     repaid, net of federal income taxes paid on
     capital gains                                                   143,296,050      165,684,512
Cost of investments acquired                                        (123,490,791)    (158,107,540)
Net increase in policy loans                                          (3,681,542)      (6,673,991)
                                                                   ------------------------------
Net cash provided by investing activities                             16,123,717          902,981

Financing activities
Dividend to parent                                                   (19,000,000)     (22,000,000)
Other                                                                 (1,052,669)     (11,153,087)
                                                                   ------------------------------
Net cash used in financing activities                                (20,052,669)     (33,153,087)
                                                                   ------------------------------
Net increase (decrease) in cash and short-term investments            10,875,343       (4,465,709)
Cash and short-term investments at beginning of year                   2,155,701        6,621,410
                                                                   ------------------------------
Cash and short-term investments at end of year                     $  13,031,044    $   2,155,701
                                                                   ==============================

See accompanying notes.

              American General Life Insurance Company of New York

                  Notes to Statutory-Basis Financial Statements

                                December 31, 2000

A. Nature of Operations and Significant Accounting Policies

American General Life Insurance Company of New York (the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL"), which is domiciled in the state of Texas. AGL is wholly owned by AGC Life Insurance Company, which is domiciled in the state of Missouri. American General Corporation ("AGC"), a general business corporation domiciled in the state of Texas, owns all the issued and outstanding stock of AGC Life Insurance Company. The Company has one wholly owned subsidiary, Winchester Agency, Ltd., a life insurance agency.

The Company's ultimate parent, AGC, completed the merger of USLIFE Corporation ("USLIFE") on June 17, 1997. Certain consolidation activities occurred subsequent to the merger, which resulted in the recognition of $ 1,391,798 and $1,288,648 in restructuring charges by the Company in 2000 and 1999, respectively.

The Company is licensed in 50 states and the District of Columbia, with a majority of its business written in the state of New York. The Company's portfolio of insurance products includes universal life, interest-sensitive whole life, traditional life, and fixed annuity contracts marketed to sponsored markets (payroll deduction, credit unions, and government allotment). During 2000 and 1999, business generated through one general agency accounted for approximately 17% and 79%, respectively, of first-year life insurance premiums and 52% and 51%, respectively, of renewal life insurance premiums.

Basis of Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities,
(2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

              American General Life Insurance Company of New York

A. Nature of Operations and Significant Accounting Policies (continued)

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Insurance Department of the State of New York. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. There were no material permitted practices utilized by the Company in 2000 or 1999.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of New York Insurance Department has adopted the provisions of the revised manual except where there are conflicts with the provisions of New York Insurance Laws, the most significant being deferred taxes. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of the changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual (where applicable) will be reported as an adjustment to surplus as of January 1, 2001. Management believes the impact of these changes to the Company's statutory-basis capital and surplus will not be significant based on current New York Insurance Law.

The prescribed practices used as a basis to prepare the accompanying financial statements of the Company differ in certain respects from accounting principles generally accepted in the United States ("GAAP"). The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material. The more significant differences from GAAP are as follows:

         Insurance Policy Acquisition Costs

         The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment

              American General Life Insurance Company of New York

A. Nature of Operations and Significant Account Policies (continues)

         products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

         Investments

         Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their NAIC rating; for GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized holding gains and losses reported in operations for those designated as trading, and as a separate component of other comprehensive income, which is a component of shareholder's equity for those designated as available-for-sale.

         Nonredeemable preferred stocks are reported at cost or amortized cost, if in good standing. If not in good standing, nonredeemable preferred stocks are valued at market or other values furnished by the NAIC. Common stocks are reported at market value. Market values are based on the values prescribed by the securities valuation office of the NAIC. The related unrealized capital gain (loss) is reported in unassigned surplus without any adjustments for federal income taxes. For GAAP, nonredeemable preferred stock and common stock are designated as trading or available-for-sale and are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income, which is a component of shareholder's equity for those designated as available-for-sale.

         Nonadmitted Assets

         Certain assets designated as "nonadmitted" assets, principally receivables, and furniture and equipment, are excluded from the balance sheets and changes therein are charged directly to unassigned surplus.

              American General Life Insurance Company of New York

         A. Nature of Operations and Significant Accounting Policies (continued)

         Asset Valuation Reserve and interest Maintenance Reserve

         As prescribed by the NAIC, the Company reports an Asset Valuation Reserve ("AVR"). The AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus. Under GAAP, valuation allowances are provided when there has been a decline in value deemed other than temporary; the provision for such declines are charged to earnings.

         As also prescribed by the NAIC, the Company reports an Interest Maintenance Reserve ("TMR"), which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed-income investments, principally bonds, and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on groupings of individual securities sold in five-year bands. Under GAAP, realized gains and losses would be reported in the income statement on a pre-tax basis in the period that the asset giving rise to the gain or loss is sold.

         Subsidiary

         The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company, as required under GAAP.

         Policy Reserves

         Policy reserves are provided based on assumptions and methods prescribed by insurance regulatory authorities rather than on expected mortality, morbidity, interest, and withdrawal assumptions deemed appropriate by the Company, as required under GAAP.

         Federal income Taxes

         Federal income taxes are provided based on estimated liabilities for taxes incurred. Under GAAP, deferred income taxes are also provided for differences between book and tax basis of assets and liabilities.

              American General Life Insurance Company of New York

         Recognition of Premium Revenues

         Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the terms of the policies.

         Under GAAP, most receipts of premiums for interest-sensitive life insurance policies and annuities are classified as deposits instead of revenue. GAAP-basis revenues for these contracts consist of mortality, expense, and surrender charges assessed against the account balance.

         Reinsurance

         A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to earnings.

         Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves, rather than as assets, as required under GAAP.

         Commissions allowed by reinsurers on business ceded are reported as income when received, rather than being deferred and amortized with deferred policy acquisition costs, as required under GAAP.

         Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting, whereas such contracts are accounted for using deposit accounting under GAAP.

         Guaranty Fund Assessments

         Guaranty fund assessments are accrued when the Company receives notice that an amount is payable to a guaranty fund. Under GAAP, future assessments that are probable and estimable are also accrued.

               American General Life Insurance Company of New York

A. Nature of Operations and Significant Accounting Policies (continued)

         Policyholder Dividends

         Policyholder dividends are recognized when declared rather than over the terms of the related policies, as required under GAAP.

Other significant accounting policies are as follows:

Investments

Short-term investments include investments with maturities of less than one year at the date of acquisition.

Bonds, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC. Bonds not backed by other loans are stated at amortized cost using the scientific method. Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Changes in estimated cash flows from original assumptions are accounted for using the retrospective method.

Redeemable preferred stocks are reported at cost or amortized cost; and nonredeemable preferred stocks are reported at cost or amortized cost if in good standing, and at market or other NAIC-prescribed values if not in good standing. Common stocks are reported at market value, as prescribed by the NAIC.

Policy loans are reported at unpaid principal balances. Mortgage loans are reported at unpaid principal balances less an allowance for impairment.

Security transactions are accounted for on the date the order to buy or sell is executed.

Interest earned on fixed-maturity securities, mortgage loans, and policy loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Dividends are recorded as income on the ex-dividend dates.

Realized capital gains and losses are recognized using the specific-identification method. Net realized capital gains and losses in excess of amounts transferred to the IMR are credited or charged directly to net income, while net unrealized capital gains and losses are recorded as adjustments of unassigned surplus.

               American General Life Insurance Company of New York

Derivative Financial Instruments

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to investment income over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

Policy Reserves

The Company computes ordinary business policy reserves using the Modified Preliminary Term, Net Level Premium, Commissioners' Reserve Valuation, and New Jersey Standard Valuation methods. Generally, the 1941, 1958, and 1980 Commissioners' Standard Ordinary Mortality Tables with interest rates ranging from 2% to 6% are utilized. Annuities are valued using primarily the 1971 Individual, 1983a Individual, 2000"a" Individual, 2000 Annuity Individual, 1951 Group, 1971 Group, 1983 and 1994 Group Annuity Mortality Tables with interest assumptions ranging from 2.5% to 11.0%. Additional minimum reserves are calculated on policies with a guaranteed gross premium less than the net premium based on minimum reserve requirements of the laws of the State of New York. Additional premiums are charged for substandard lives. Mean substandard reserves are determined by computing the regular mean reserve for the plan and holding in addition a factor times the extra premium charge for the year. The factor varies by duration and type of plan and is based on appropriate multiples of standard rates of mortality. Tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves which include fund accumulations, for which tabular interest and tabular cost have been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

               American General Life Insurance Company of New York

Policy and Contract Claims

Policy and contract claims represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Separate Accounts

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for annuity contracts and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at market value. The operations of the separate accounts are excluded from the statements of income and cash flows. However, separate account mortality and expense risk charges are included in other income. During 2000, the Company ceased offering the deferred variable annuities formerly held within the Company's separate accounts. As of December 31, 2000, all of the previously held variable annuity contracts were surrendered, leaving no remaining assets in the Company's separate accounts, and the amounts were transferred into the Company's general account. The activity is shown in the "Net transfers to (from) separate accounts" line of the Statement of Operations.

               American General Life Insurance Company of New York

B.  Investments

Fixed-Maturity Securities

The statement value and NAIC market value of fixed-maturity securities by type at December 31, 2000 and 1999 were as follows (in 000s):

                                                                       Gross              Gross             NAIC
                                                  Statement          Unrealized        Unrealized          Market
                                                    Value               Gain              Loss             Value
                                              ------------------------------------------------------------------------
December 31, 2000
Bonds:
     U.S. Government Obligations                   $  7,358              $  196                 -         $  7,554
     State and political subdivisions                 5,799                  25                 -            5,824
     Mortgage-backed securities                     147,974                   -                 -          147,974
     Public Utilities                                62,329                 224              (747)          61,806
     All other corporate                            453,976               4,429           (13,326)         445,079
                                              ------------------------------------------------------------------------
Total                                              $677,436              $4,874          $(14,073)        $668,237
                                              ========================================================================
                                                                       Gross              Gross             NAIC
                                                  Statement          Unrealized        Unrealized          Market
                                                    Value               Gain              Loss             Value
                                              ------------------------------------------------------------------------
December 31, 1999
Bonds:
     U.S. Government Obligations                   $ 16,708              $  413          $    (29)        $ 17,092
     State and political subdivisions                 5,799                   9                 -            5,808
     Mortgage-backed securities                     143,459                   -                 -          143,459
     Public Utilities                                69,438                  71            (1,195)          68,314
     All other corporate                            458,926               3,224           (17,025)         445,125
                                              ------------------------------------------------------------------------
Total                                              $694,330              $3,717          $(18,249)        $679,798
                                              ========================================================================

               American General Life Insurance Company of New York

NAIC market values generally represent quoted market values for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace. However, for certain investments for which the NAIC does not provide a value, the Company uses the amortized cost amount as a substitute for fair value in accordance with prescribed guidance. As of December 31, 2000 and 1999, the NAIC market values of investments in bonds includes $377,910,898 and $373,007,987, respectively, of bonds that were valued at amortized cost.

Fixed-maturity securities are not intended to be sold in the normal course of business and are usually held until maturity. Therefore, the presentation of fair values for fixed maturity securities without a corresponding revaluation of related policyholder liabilities can be misinterpreted, and care should be exercised in drawing conclusions from such data.

The contractual maturity of fixed-maturity securities at December 31, 2000 were as follows (in 000s):

                                                                     NAIC
                                                Statement           Market
                                                  Value              Value
                                            ------------------------------------
Due in one year or less                          $ 14,712          $ 14,743
Due after one year through five years              99,479           100,061
Due after five years through ten years            100,978            98,341
Due after ten years                               314,293           307,118
Mortgage-backed securities                        147,974           147,974
                                            ------------------------------------
                                                 $677,436          $668,237
                                            ====================================

Actual maturity may differ from contractual maturity, as borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity.

Proceeds from sales and redemptions of fixed-maturity securities were $141,955,022 and $156,940,180 during 2000 and 1999, respectively. Gross gains of $2,857,351 and $5,467,776, and gross losses of $3,287,633 and $800,022, were realized on those sales during 2000 and 1999, respectively.

              American General Life Insurance Company of New York

At December 31, 2000, the Company held unrated or below-investment-grade corporate bonds of $ 37,316,776 with an aggregate fair value of $ 32,831,370. Those holdings amounted to 5.51% of the Company's investments in bonds and 4.42% of the Company's total admitted assets. The holdings of below-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company has fixed-maturity investments on deposit with various state insurance departments to satisfy regulatory requirements. These investments had an amortized cost of $1,534,066 and $1,487,479 at December 31, 2000 and 1999, respectively.

Preferred and Common Stocks

Unrealized gains and losses on investments in preferred and common stocks are reported directly in unassigned surplus and do not affect operations. The gross unrealized gains and losses on, and the cost and fair value of, those investments are summarized as follows (in 000s):

                                            Gross            Gross
                                         Unrealized       Unrealized      Fair
                              Cost          Gains           Losses        Value
                            ----------------------------------------------------
December 31, 2000
Preferred stocks              $5,279       $      -            $ -       $5,279
Common Stock                      58            271              -          329
                            ----------------------------------------------------
Total                         $5,337       $    271            $ -       $5,608
                            ====================================================

December 31, 1999
Preferred stocks              $5,279       $      -            $ -       $5,279
Common stocks                     58            261              -          319
                            ----------------------------------------------------
Total                         $5,337       $    261            $ -       $5,598
                            ====================================================

              American General Life Insurance Company of New York

Mortgage Loans on Real Estate

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. The Company requires collateral on all real estate loans based upon management's credit assessment of the borrower. Non-performing mortgage loans are defined as the outstanding balance of loans 60 days or more past due, mortgage loans in the process of foreclosure, and commercial loans whose original terms have been modified. There were no non-performing mortgage loans at December 31, 2000. As of December 31, 2000, the mortgage loan portfolio was distributed as follows (in 000s):

                                       Outstanding       % of
                                         Amount          Total      Fair Value
                                      -----------------------------------------
Geographic distribution:
  South Atlantic                         $2,667           51%           $2,695
  West South Central                      2,525           49             2,644
                                      -----------------------------------------
Total                                    $5,192          100%           $5,339
                                      =========================================

Property type:
  Retail                                 $2,525           49%           $2,644
  Industrial                              2,667           51             2,695
                                      -----------------------------------------
Total                                    $5,192          100%           $5,339
                                      =========================================

Fair values for mortgage loans were estimated using discounted cash flow analysis. Cash flows were based upon contractual maturities, with the discount rates being based on U.S. Treasury rates for similar maturity ranges, adjusted for risk, based upon property type. Loans with similar characteristics were aggregated for the calculations. Assumptions regarding future economic activity have been made in estimating the fair value. Future economic activity may deviate from the assumptions. Care should be exercised in drawing conclusions based on the estimated fair value at the end of a year, since the Company usually holds its mortgage loans until maturity.

              American General Life Insurance Company of New York

At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. The Company purchased no new mortgage loans in 2000. At December 31, 2000, the Company had no investments in mortgage loans subject to prior liens. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Policy Loans

The fair value of policy loans at December 31, 2000 was $136,029,506. The fair value was estimated using discounted cash flow analysis assumptions, incorporating market rates. Loans with aggregated for the calculations.

Investment Income

Major categories of the Company's net investment income are summarized as follows (in 000s):

                                                       Year ended December 31
                                                       2000              1999
                                                     ---------------------------
Investment income:
   Bonds                                              $54,506            $54,481
   Preferred stocks                                       475                230
   Mortgage loans on real estate                          459                548
   Policy loans                                         7,742              7,201
   Short-term investments and cash                        595                396
   Other invested assets                                    -                627
   Miscellaneous investment income                          4                 13
                                                     ---------------------------
Gross investment income                                63,781             63,496
Less investment expenses                                2,546              2,706
                                                     ---------------------------
Net investment income                                 $61,235            $60,790
                                                     ===========================

              American General Life Insurance Company of New York

Realized capital gains and losses are reported net of federal income taxes and amounts transferred to the IMR as follows (in 000s):

                                                                 Year ended December 31
                                                                 2000              1999
                                                              ----------------------------
Realized capital (loss) gains                                      $(435)          $ 3,921
Less federal income taxes on tax-basis realized
   capital loss (gains) before effect of transfer
   to IMR                                                            104            (1,725)
                                                              ----------------------------
                                                                    (331)            1,196
Less amount transferred to IMR                                       283            (3,034)
                                                              ----------------------------
Net realized capital losses                                        $ (48)          $  (838)
                                                              ============================

C. Non-admitted Assets

The following assets are considered non-admitted assets and their values are excluded from the statutory-basis financial statements (in 000s):

                                                                                  Changes
                                                                               (Increase) or
                                                       2000          1999         Decrease
                                                   -----------------------------------------
Other assets:
   Agent's balances (net)                             $    624      $    172      $   (452)
   Bills receivable                                         38            58            20
   Furniture and equipment                                 123           154            31
                                                    ----------------------------------------
                                                           785           384          (401)
Other than invested assets:
   Security deposits                                         5             5             -
   Computer software                                       352           529           177
                                                    ----------------------------------------
                                                           357           534           177
   Agents' credit balances                                 138           577           439
                                                    ----------------------------------------
Total non-admitted assets and related
   items                                              $  1,280      $  1,495      $    215
                                                    ========================================

               American General Life Insurance Company of New York

D. Annuity Reserves

At December 31, 2000, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                        Amount                   %
                                                                ------------------------------------------
Subject to discretionary withdrawal (with adjustment):
     With market value adjustment                                   $ 19,642,551               10.12%
     At book value, less surrender charge of 5% or more               10,913,334                5.62%
                                                                ------------------------------------------
Total with adjustment                                                 30,555,885               15.74%
Subject to discretionary withdrawal (without
adjustment) at book value with minimal or no charge
  or adjustment                                                      120,237,873               61.95%
Not subject to discretionary withdrawal                               43,302,424               22.31%
                                                                ------------------------------------------
Total annuity reserves and deposit fund liabilities  before
  reinsurance                                                        194,096,182              100.00%
                                                                                      ====================
Less reinsurance ceded                                                 2,598,172
                                                                ---------------------
Net annuity reserves and deposit fund liabilities                   $191,498,010
                                                                =====================

The tabular interest, tabular less actual reserve released, and tabular costs have all been computed in accordance with the regulations of the State of New York.

E. Fair Value of Investment Contracts

Investment contracts are long-duration contracts that do not subject the insurer to significant risks arising from policyholder mortality or morbidity. The majority of the Company's annuity products are considered investment contracts.

               American General Life Insurance Company of New York

The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts at December 31 are as follows (in 000s):

                                         Carrying Value                      Fair Value
                                     2000              1999            2000             1999
                                  --------------------------------------------------------------
Investment contracts                $103,849          $120,646        $101,685         $115,491

Fair values were estimated using cash flows discounted at market interest rates. Assumptions regarding future economic activity have been made in estimating fair value. Care should be exercised in drawing conclusions based on the estimated fair value of insurance investment contracts, since the liabilities are scheduled to mature over a number of years.

F. Federal Income Taxes

The Company and its subsidiary, together with certain other subsidiaries of AGC, are included in a life/non-life consolidated tax return with AGC. The Company participates in a tax-sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to AGC as if the companies filed separate tax returns, and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

In 2000, the Company incurred $7,331,000 in federal income taxes, of which $7,435,000 was related to operations and $104,000 was related to net realized tax-basis capital losses.

               American General Life Insurance Company of New York

A reconciliation of the statutory tax rate to the Company's effective tax rate on operations follows (in 000s):

                                                                   Year ended December 31
                                                             2000                              1999
                                             ----------------------------------------------------------------

Tax at statutory tax rate                      $ 9,620             35.0%         $ 8,582              35.0%
Sec. 848 (DAC Tax)                                 151              0.5              243               1.0
Change in deferred and uncollected
  premiums                                         605              2.2             (561)             (2.3)
Reserve adjustments                             (1,254)            (4.6)            (206)             (0.8)
Adjustment of prior period tax
 liability                                          24              0.1              117               0.5
Investment accruals and deductions              (1,232)            (4.5)            (820)             (3.4)
Market conduct                                    (302)            (1.1)          (3,472)            (14.3)
Other                                             (177)            (0.6)             (15)              0.3
                                             ----------------------------------------------------------------
                                               $ 7,435             27.0%         $ 3,868              16.0%
                                             ================================================================

Prior to 1984, a portion of the Company's income was not taxed, but was accumulated in a "policyholders' surplus account." In the event that those amounts are distributed to the Company's shareholder, or the balance of the account exceeds certain limitations under the Internal Revenue Code, the excess amounts would become taxable at current rates. The policyholders' surplus account balance at December 31, 2000 was $4,572,448. Management does not intend to take actions nor does management expect any events to occur that would cause income taxes to become payable on that amount.

AGC and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service has completed examinations of the Company's tax returns through 1992 and is currently examining the Company's tax returns for 1993 through 1999. Although the final outcome of any issues raised is uncertain, we believe that the ultimate liability, including interest, will not exceed amounts recorded in the financial statements.

               American General Life Insurance Company of New York

G. Reinsurance

The Company is routinely involved in reinsurance transactions covering all lines of business to help reduce the loss on any insured. The Company limits its exposure to loss on any single insured to $350,000 by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of exposure to reinsurance loss by using several reinsurers that have strong claims-paying ability ratings. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

Reinsurance premiums were as follows (in 000s):

                                                 Year ended December 31
                                            2000                     1999
                                   ---------------------------------------------
Assumed premiums                           $   246                 $    31
Ceded premiums                             $19,740                 $21,196

Reserve credits for reinsurance ceded reduced the reserve for future policy benefits by $45,262,679 and $47,476,770 for the years ended December 31, 2000 and 1999, respectively. Reserves related to reinsurance assumed amounted to $9,174,390 and $11,184,783 at December 31, 2000 and 1999, respectively.

Policy and contract claim liabilities were reduced for reinsurance ceded by $2,151,281 and $1,847,021 in 2000 and 1999, respectively. Claim liabilities related to reinsurance assumed amounted to $81,689 and $67,870 at December 31, 2000 and 1999, respectively.

Benefits paid or provided for reinsurance ceded totaled $6,178,979 and $10,754,496 in 2000 and 1999, respectively.

The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $-0- at December 31, 2000 and 1999.

Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2000, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was greater than 0.9% of the Company's surplus.

               American General Life Insurance Company of New York

In 2000 and 1999, the Company did not commute any ceded reinsurance, nor did it enter into or engage in any agreement that reinsures policies or contracts that were in force or had existing reserves as of the effective date of such agreements.

No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 2000 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

H. Benefit Plans

Substantially all employees of the Company are covered under noncontributory, defined-benefit pension plans of AGC. Pension benefits are based on the participant's average monthly compensation and length of credited service. The Company's funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The Company uses the projected unit credit method to compute pension expense.

Equity and fixed maturity securities were 65% and 28%, respectively, of the plans' assets at the plans' most recent balance sheet date. Additionally, 6% of plan assets was invested in common stock and 1% in general investment accounts of AGC's subsidiaries through deposit administration insurance contracts.

               American General Life Insurance Company of New York

  The components of pension expense and underlying assumptions were as follows:

                                                   2000              1999
                                              ----------------------------------
                                                       (In Thousands)

Service cost                                   $       12        $      51
Interest cost                                         349              336
Expected return on plan assets                       (481)            (509)
Recognized actuarial loss                              11                -
Amortization                                          (58)             (67)
                                              ----------------------------------
Pension income                                 $     (167)       $    (189)
                                              ==================================

Discount rate on benefit obligation                  8.00%           7.75%
Rate of increase in compensation                     4.50%           4.25%
Expected long-term rate of return on plan assets    10.35%          10.35%

  The funded status of the plans and the prepaid pension expense in other assets at December 31, 2000 and 1999 were as follows:

                                                   2000              1999
                                              ----------------------------------
                                                       (In Thousands)

Projected benefit obligation (PBO)             $    4,541        $    4,402
Plan assets at fair value                           4,676             5,461
                                              ----------------------------------
Plan assets at fair value in excess of PBO            135             1,059
Other unrecognized items, net                         593              (441)
                                              ----------------------------------
Prepaid pension expense                        $      728        $      618
                                              ==================================

               American General Life Insurance Company of New York

  The change in PBO was as follows:

                                                   2000              1999
                                              ----------------------------------
                                                           (In Thousands)
PBO at January 1                               $    4,402         $   17,774
Service and interests costs                           361                387
Benefits paid                                        (331)              (349)
Actuarial loss (gain)                                 529             (2,836)
Amendments, transfers, and acquisitions              (420)           (10,574)
                                              ----------------------------------
PBO at December 31                             $    4,541         $    4,402
                                              ==================================

  The change in the fair value of plan assets was as follows:

                                                    2000              1999
                                              ----------------------------------
                                                          (In Thousands)

Fair value of plan assets as January 1         $     5,461        $   15,679
Actual return on plan assets                           238               804
Benefits paid                                         (331)             (349)
Acquisitions and other                                (692)          (10,673)
                                              ----------------------------------
Fair value of plan assets at December 31       $     4,676        $    5,461
                                              ==================================

  Substantially all employees of American General Corporation and certain of its subsidiaries are eligible to participate in a qualified contribution plan. Employees with 30 days of service, and non-salaried employees who have completed one thousand hours of service in one service year and have attained age twenty-one are also eligible to participate. Employees who elect to participate may contribute from one to sixteen percent of their base pay. Effective January 1, 1999, the Company's contributions are based on the safe harbor matching formula provisions of the Internal Revenue Code, which is a rate of 100% on the first 3% of employee contributions and an additional 50% on the next 3% of employee contributions. At December 31, 2000, the fair value of plan assets was approximately $565 million.

              American General Life Insurance Company of New York

The Company has an Incentive Savings Plan for which substantially all employees are eligible, and a stock options plan for senior management.

Under the Stock Option Plan, options may be granted for a total of 8,691,335 shares of the Parent Company's common stock. Option prices must be at least 100% of the fair market value of the common stock on the date of grant. Stock options were granted during the years 1991-2000.

As of December 31, 2000, 12,262,987 shares of the Parent Company's common stock were subject to options granted under the Stock Option Plan with option prices ranging from $18.7188 to $81.4688. During 2000, options for 2,513,380 shares of the Parent Company's common stock became exercisable under the plan, with option prices ranging from $32.0000 to $80.1875. During this year, 874,104 shares of the Parent Company's common stock were exercised under options subject to the Stock Option Plan with option prices ranging from $18.7188 to $72.3125 and the fair market value prices ranging from $55.1250 to $83.0000.

The Company also has an agents defined-contribution money purchase pension plan for its independent field force. The Company does not fund this plan.

In addition to pension benefits, the Company provides life, medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, requires accrual of a liability for postretirement benefits other than pensions. In 1993, the Company changed its method of accounting for the costs of its retirees benefit plans to the accrual method, and elected to amortize the transition obligation for retirees and fully eligible or vested employees over 20 years. Amortization of the transition obligation was zero at December 31, 2000 and December 31, 1999.

               American General Life Insurance Company of New York

Net postretirement benefit cost for the year ended December 31, 2000 was $11,582 and includes the expected cost of such benefits for newly eligible or vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The Company made contributions to the plans of $55,224 and $31,549 in 2000 and 1999, respectively, as claims were incurred.

At December 31, 2000 and December 31, 1999, the unfunded postretirement benefit obligation for retirees and other fully eligible or vested plan participants was ($3,982) and $49,267, respectively. At December 31, 2000, the amount of the postretirement obligation for nonvested employees was $24,318. The discount rate used for 2000 in determining the accumulated postretirement benefit obligation was 7.0% and the healthcare cost trend rate was 7.5%, graded to 5.0% over 8 years.

I. Capital and Surplus

On January 1, 1993, the NAIC adopted a Risk-Based Capital ("RBC") formula that can be used to evaluate the adequacy of life insurance companies' statutory capital and surplus. Calculations at December 31, 2000, using the RBC formula, indicate the Company's level of capitalization exceeds regulatory requirements.

The maximum amount of dividends that can be paid by New York domiciled life insurance companies without the prior approval of the New York State Superintendent of Insurance in a calendar year is the lesser of (1) ten percent (10%) of surplus as regards policyholders as of December 31, 2000; or (2) the net gain from operations of such insurer as of December 31, 2000. Dividends are paid as determined by the Board of Directors, and are noncumulative. Dividends paid in 2000 amounted to $19,000,000.

J. Leases

Effective April 1, 1994, the Company extended its lease for eight years for an annual amount of $1,147,414 on the premises occupied in the home office building.

Total rental expense for all leases was $2,288,817 and $2,232,539 in 2000 and 1999, respectively. The future minimum rental commitments for leases as of December 31, 2000 are $1,147,414 per year for 2001 through 2002.

               American General Life Insurance Company of New York

K. Commitments and Contingencies

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve the market conduct class action lawsuits.

In conjunction with the proposed resolution, the Company recorded a charge in 1998 to unassigned surplus in the amount of $17,011,649. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed resolution, as well as other administrative and legal costs. All settlements were finalized in 1999. The Company's remaining market conduct litigation liabilities were $6.3 million and $7.1 million in 2000 and 1999, respectively.

The Company is a party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

L. Transactions with Affiliates

Various American General companies provide services to the Company, principally data processing, investment advisory and professional services. The Company incurred expenses of approximately $10,201,189 and $11,711,573 for such services in 2000 and 1999, respectively. Accounts payable for such services at December 31, 2000 and 1999 were not material to the Company's financial position.

The annual rent for premises occupied by the Company's home office in Syracuse, New York is $1,147,414.

               American General Life Insurance Company of New York

 Franklin United Life Insurance Company ("FULIC") was merged with and into the Company effective December 31, 1995. FULIC, in the normal course of business, established reinsurance treaties with its former parent, The Franklin Life Insurance Company. One such treaty is a 50% quota share ceded reinsurance agreement for certain group annuity contracts. In addition, FULIC ceded life insurance risks in excess of its retention limit to Franklin. Both treaties are still in effect.

 The Company may borrow funds from AGC under an inter-company short-term borrowing agreement. These borrowings are unsecured. Interest is charged on the average borrowings based on the commercial paper rate. There were no amounts outstanding under the borrowing agreement at December 31, 2000 and 1999.

 M. Participating Policy Contracts

 Participating policy contracts entitle a policyholder to share in earnings through dividend payments. They represented 4.53% and 4.60% of insurance in force at December 31, 2000 and 1999, respectively. Dividends of $2,311,211 and $2,188,869 were paid to policyholders in 2000 and 1999, respectively.

 N. Premium and Annuity Considerations Deferred and Uncollected

 Deferred and uncollected insurance premiums and annuity considerations as of December 31, 2000 were as follows:

                                                                Net of
                                          Gross                Loading
                                ------------------------------------------
Ordinary new business              $      (27,062)        $       (15,449)
Ordinary renewal                        7,871,911               7,056,007
Group life                                920,101                 919,279
Accident and health                        (5,036)                 (5,036)
                                ------------------------------------------
Total                              $    8,759,914         $     7,954,801
                                ==========================================

               American General Life Insurance Company of New York

0. Separate Accounts

During 2000, the Company ceased offering the deferred variable annuities formerly held within the Company's Separate Accounts. As of December 31, 2000, all of the previously held variable annuity contracts were surrendered, leaving no remaining assets in the Company's Separate Accounts.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                  2000
                                                             -------------------
 Transfers as reported in the Summary of Operations of
    the Separate Accounts Statement:
         Transfers to Separate Accounts                       $           -
         Transfers from Separate Accounts                           751,325
                                                             -------------------
Net Transfers to (from) Separate Accounts                          (751,325)
                                                             -------------------
Transfers as reported in the Summary of Operations of
    the Life, Accident & Health Annual Statement              $    (751,325)
                                                             ===================

P. Subsequent Event

Merger. As previously announced, on March 11, 2001, American General Corporation
(AGC), Prudential plc (Prudential), a public limited company incorporated in England and Wales, and certain wholly owned subsidiaries of Prudential entered into an Agreement and Plan of Merger (the Prudential Agreement). On May 11, 2001, these parties together with American International Group, Inc. (AIG), a Delaware corporation, entered into a Tri-Party Agreement, pursuant to which, among other things, the Prudential Agreement has been terminated. In accordance with the terms of the Prudential Agreement, the company concurrently paid Prudential the $600 million termination fee mandated by that agreement.

On May 11, 2001, AGC, AIG, and a wholly owned subsidiary of AIG entered into an Agreement and Plan of Merger (the AIG Agreement), pursuant to which AGC will become a wholly owned subsidiary of AIG Under the terms of the AIG Agreement, which has been approved by the Boards of Directors of AIG and AGC, AGC shareholders will receive AIG common stock according to an exchange ratio that will be determined based on the 10-day average price of AIG's common stock ending three days prior to closing (the AIG Average Price). This exchange ratio will provide AGC shareholders with AIG common stock valued at $46 per American General share as

               American General Life Insurance Company of New York long as the AIG Average Price is between $76.20 and $84.22. If the AIG Average Price is between $76.20 and $84.22, the exchange ratio will be equal to $46 divided by the AIG Average Price. If the AIG Average Price is equal to or less than $76.20 or equal to or more than $84.22, AGC shareholders will receive
0.6037 or 0.5462 AIG shares, respectively.

The AIG Agreement is subject to various regulatory approvals and other customary conditions, as well as the approval of company shareholders. The transaction is expected to close by year end.

              American General Life Insurance Company of New York

Q. 2002 SUBSEQUENT EVENT (CONTINUED)

Effective December 31, 2002, American General Life Insurance Company of New York
(AGNY), an indirect wholly-owned subsidiary of American International Group
(AIG) merged with and into The United States Life Insurance Company in the City of New York (USL), another wholly owned subsidiary of AIG. This merger was affected through American General Life Insurance Company, the parent company of AGNY prior to its merger with USL. AGL paid to its parent, AGC Life Insurance Company, also an indirect wholly-owned subsidiary of AIG, in the form of a dividend its investment in the outstanding shares of AGNY. AGNY was subsequently merged with and into USL, with USL being the surviving corporation.

  * "The Report of Independent Auditors" on page 1 of the Company's Statutory-Basis Financial Statements has been revised concerning the date and the subsequent event information added above. The new date of The Report of Independent Auditors is "May 11, 2001, except to the additional subsequent event information above as to which the date is December 31, 2002.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)  Financial statements:

     Audited financial statements of The United States Life Insurance Company in the City of New York for the year ended December 31, 2002, and for the year ended December 31, 2001, are included in Part B of the registration statement. The statutory basis financial statements of American General Life Insurance Company of New York are also included in Part B of the registration statement.

(b)  Exhibits:

     (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VA-R. (1)

     (2)         N/A

     (3)(a) Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, effective October 1, 2002. (3)

     (3)(b)      Form of Selling Group Agreement. (3)

     (3)(c) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Contracts" in the Statement of Additional Information that is filed as part of this Registration Statement).

     (4)(a) Form of Immediate Variable Annuity Contract, Form No. 03017N. (Filed herewith)

     (5)(a) Form of Single Premium Immediate Annuity Application, Form No. USL0354-33 Rev0703. (Filed herewith)

     (5)(b) Specimen form of Single Premium Immediate Variable Annuity Application Supplement for Variable Contracts, Form No. AGLC100819-33 Rev1103. (Filed herewith)

     (6)(a) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York. (1)

     (6)(b) Copy of the Amended and Restated Bylaws of The United States Life Insurance Company in the City of New York dated July 25, 2002. (2)

     (7)         N/A

     (8)(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including The United States Life Insurance Company in the City of New York and American General Life Companies. (4)

     (8)(b)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

     (8)(b)(ii) Form of Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (7)

     (8)(b)(iii) Form of Amendment No. 3 to Participation Agreement by and among
                 AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (2)

     (8)(c) Form of Participation Agreement by and among The Alger American Fund, The United States Life Insurance Company in the City of New York and Fred Alger & Company, Incorporated. (2)

     (8)(d)(i) Form of Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (5)

     (8)(d)(ii) Form of Amendment No. 1 to Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (Filed herewith)

     (8)(e)(i) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (5)

     (8)(e)(ii) Form of Amendment No. 1 to Participation Agreement by and Among The United States Life Insurance Company in the City of New York and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (Filed herewith)

     (8)(f)(i) Form of Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (6)

     (8)(f)(ii) Form of Amendment No. 1 to Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (Filed herewith)

     (8)(g)(i) Form of Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

     (8)(g)(ii) Form of Amendment No. 1 to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (2)

     (8)(h)(i) Form of Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York.
                 (5)

     (8)(h)(ii) Form of Amendment No. 1 to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (2)

     (8)(i) Form of Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York.
                 (2)

     (8)(j)(i) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (8)

     (8)(j)(ii) Form of Amendment to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (2)

     (8)(k)(i) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series. (5)

     (8)(k)(ii) Form of Amendment No. 1 to Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series. (2)

     (8)(l) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Series Trust II. (5)

     (8)(m)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (6)

     (8)(m)(ii) Form of Amendment No. 1 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (5)

     (8)(m)(iii) Form of Amendment No. 2 to Participation Agreement among MFS
                 Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (2)

     (8)(n)(i) Form of Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

     (8)(n)(ii) Form of Amendment No. 1 to Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (2)

     (8)(o) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (2)

     (8)(p)(i) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (5)

     (8)(p)(ii) Form of Amendment No. 1 to Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (Filed herewith)

     (8)(q)(i) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York. (6)

     (8)(q)(ii) Form of Amendment No. 1 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York. (Filed herewith)

     (8)(r) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York and SunAmerica Series Trust. (2)

     (8)(s)(i) Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (9)

     (8)(s)(ii) Form of Amendment No. 1 to Participation Agreement by and Among The Universal Institution Funds, Inc., Van Kampen Funds Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (6)

     (8)(s)(iii) Form of Amendment No. 3 to Participation Agreement by and Among
                 Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (7)

     (8)(s)(iv) Form of Amendment No. 4 to Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van

                 Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (2)

     (8)(t)(i) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (6)

     (8)(t)(ii) Form of First Amendment to Participation Agreement Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (5)

     (8)(t)(iii) Form of Second Amendment to Participation Agreement Among The
                 United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (Filed herewith)

     (8)(u) Form of Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (5)

     (8)(v)(i) Participation Agreement by and Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds Inc. (9)

     (8)(v)(ii) Form of Amendment No. 2 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (4)

     (8)(v)(iii) Form of Amendment No. 3 to Participation Agreement by and among
                 The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (2)

     (8)(w) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc. (6)

     (8)(x)(i) Form of Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The

                 United States Life Insurance Company in the City of New York and American General Securities Incorporated, effective August 1, 2003. (2)

     (8)(x)(ii) Form of Amendment No. 1 to Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (2)

     (8)(y) Form of Services Agreement Class O between Fred Alger Management, Inc. and The United States Life Insurance Company in the City of New York. (2)

     (8)(z) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Credit Suisse Asset Management, LLC. (5)

     (8)(aa) Form of Administrative Services Agreement between The Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (6)

     (8)(bb) Form of Service Contract by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (2)

     (8)(cc) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (5)

     (8)(dd)(i) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (8)

     (8)(dd)(ii) Form of Amendment to Administrative Services Agreement by and
                 between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (2)

     (8)(ee) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and The United States Life Insurance Company in the City of New York. (5)

     (8)(ff) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Morgan Guaranty Trust Company of New York. (5)

     (8)(gg) Form of Administrative Services Agreement by and between Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

     (8)(hh) Form of Administrative Services Agreement by and among The United States Life Insurance Company in the City of New York and OppenheimerFunds, Inc. (2)

     (8)(ii) Form of Services Agreement by and between Pacific Investment Management Company LLC and The United States Life Insurance Company in the City of New York. (5)

     (8)(jj) Form of PIMCO Variable Insurance Trust Services Agreement by and between The United States Life Insurance Company in the City of New York and PIMCO Variable Insurance Trust. (5)

     (8)(kk)(i) Form of Administrative Services Agreement by and among Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP and The United States Life Insurance Company in the City of New York. (6)

     (8)(kk)(ii) Form of Amendment No. 1 to Administrative Services Agreement by
                 and among Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP and The United States Life Insurance Company in the City of New York. (2)

     (8)(ll)(i) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc., dated as of December 1, 1999. (2)

     (8)(ll)(ii) Form of Amendment No. 1 to Administrative Services Agreement
                 between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc. (2)

     (9) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

     (10)(a) Consent of Independent Accountants, PricewaterhouseCoopers, LLP. (Filed herewith)

     (10)(b) Consent of Independent Auditors, Ernst & Young, LLP. (Filed herewith)

     (11)        N/A

     (12)        N/A

     (13)        N/A

----------

(1) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on September 18, 1998.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on September 5, 2003.

(3) Incorporated by reference to Post-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on February 18, 2003.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 26, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

(7) Incorporated by reference to Post-Effective Amendment No. 4 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 29, 2003.

(8) Incorporated by reference to Post-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on December 4, 2001.

(9) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 26, 1999.

Item 25. Directors and Officers of the Depositor

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Rodney O. Martin, Jr.         Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff           Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David J. Dietz                Director, President and Chief Executive Officer -
830 Third Avenue              Individual Insurance Operations
New York, NY 10022

Marion E. Fajen               Director
5608 N. Waterbury Road
Des Moines, IA 50312

Patrick J. Foley              Director
569 N. Country Club Dr.
Lake Worth, FL 33462

Cecil C. Gamwell III          Director
419 West Beach Road
Charlestown, RI 02813

Jack R. Harnes                Director
70 Pine Street
New York, NY 10270

David L. Herzog               Director
2929 Allen Parkway
Houston, TX 77019

John I. Howell                Director
Indian Rock Corporation
263 Glenville Rd, 2nd Floor
Greenwich, CT 06831

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

William M. Keeler             Director, President and Chief Executive Officer -
3600 Route 66                 Group Benefits & Financial Institutions Profit
Neptune, NJ 07754             Center

Nicholas A. O'Kulich          Director
70 Pine Street
New York, NY 10270

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

Gary D. Reddick               Director and Chief Administrative Officer
2929 Allen Parkway
Houston, TX 77019

Martin J. Sullivan            Director
70 Pine Street
New York, NY 10270

Christopher J. Swift          Director, Chief Financial Officer and Executive
2929 Allen Parkway            Vice President
Houston, TX 77019

Thomas L. Booker              President - Structured Settlements/SPIA Profit
2727 Allen Parkway            Center
Houston, TX 77019

Anne E. Bossi                 Executive Vice President
3600 Route 66
Neptune, NJ 07754

James A. Galli                Executive Vice President
830 Third Avenue
New York, NY 10022

Paul L. Mistretta             Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

James W. Weakley              Executive Vice President
2929 Allen Parkway
Houston, TX 77019

David R. Armstrong            Senior Vice President
3600 Route 66
Neptune, NJ 07754

Erik A. Baden                 Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Wayne A. Barnard              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein           Senior Vice President and Chief Actuary
2727-A Allen Parkway
Houston, TX 77019

Patricia A. Bosi              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Jeffrey H. Carlson            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Phillip L. Chapman            Senior Vice President
3600 Route 66
Neptune, NJ 07754

Larry A. Compton              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Robert M. Goldbloom           Senior Vice President
80 Pine Street
New York, NY 10005

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

William F. Guterding          Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.        Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kyle L. Jennings              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                Senior Vice President
2727 Allen Parkway
Houston, TX 77019

William J. Leary              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Simon J. Leech                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Randy J. Marash               Senior Vice President
3600 Route 66
Neptune, NJ 07754

Mark R. McGuire               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Terence McSweeney             Senior Vice President
3600 Route 66
Neptune, NJ 07754

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Laura W. Milazzo              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

A. Hasan Qureshi              Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

James P. Steele               Senior Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Robert E. Steele              Senior Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Robert D. Stuchiner           Senior Vice President
830 Third Avenue, 7th Floor
New York, NY 10022

Alfred N. Thome               Senior Vice President
One Woodfield Lake
Schaumburg, IL 60173

Frederic R. Yopps             Senior Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Daniel W. Arnold              Vice President
3600 Route 66
Neptune, NJ 07754

Edward F. Bacon               Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Joan M. Bartel                Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski           Vice President, Treasurer and Controller
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen             Vice President
2727 Allen Parkway
Houston, TX 77019

Robert W. Busby               Vice President
One Woodfield Lake
Schaumburg, IL 60173

Robert W. Chesner             Vice President
2929 Allen Parkway
Houston, TX 77019

Donald L. Davis               Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Carolyn DiPalma               Vice President
3600 Route 66
Neptune, NJ 07754

Farideh N. Farrokhi           Vice President
2727-A Allen Parkway
Houston, TX 77019

Kevin P. Fitzpatrick          Vice President
1 Chase Manhattan Plaza
New York, NY 10005

Richard L. Gravette           Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Kenneth J. Griesemer          Vice President
6363 Forest Park Road
Dallas, TX 75235

Joel H. Hammer                Vice President
1 Chase Manhattan Place
New York, NY 10005

Neal C. Hasty                 Vice President
6363 Forest Park Road
Dallas, TX 75235

Thomas M. Hoffman             Vice President
70 Pine Street
New York, NY 10270

Keith C. Honig                Vice President
1 SunAmerica Center
Los Angeles, CA 90067

S. Douglas Israel             Vice President
2929 Allen Parkway
Houston, TX 77019

Sharla A. Jackson             Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Gary J. Kleinman              Vice President
1 Chase Manhattan Place
New York, NY 10005

Frank A. Kophamel             Vice President
3600 Route 66
Neptune, NJ 07754

Linda K. Lewis                Vice President
6363 Forest Park Road
Dallas, TX 75235

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

David S. Martin               Vice President
3600 Route 66
Neptune, NJ 07754

W. Larry Mask                 Vice President
2777 Allen Parkway
Houston, TX 77019

Gordon S. Massie              Vice President
2929 Allen Parkway
Houston, TX 77019

Richard A. Mercante           Vice President
175 Water Street
New York, NY 10038

Deanna D. Osmonson            Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.          Vice President
2929 Allen Parkway
Houston, TX 77019

Kirsten M. Pedersen           Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben            Vice President
#1 Franklin Square
Springfield, IL 62713

Imad A. Salman                Vice President
3600 Route 66
Neptune, NJ 07754

Kristen E. Sather             Vice President
1 Chase Manhattan Place
New York, NY 10005

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Richard W. Scott              Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires                Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard P. Vegh               Vice President
3600 Route 66
Neptune, NJ 07754

S. Michael Von Stein          Vice President
1000 E. Woodfield Road
Schaumberg, IL 60173

Susan J. Wilhite              Vice President
One Woodfield Lake
Schaumburg, IL 60173

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Item 26. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-03-003570, filed March 31, 2003.

Item 27. Number of Contract Owners

As of December 17, 2003, there were zero owners of Contracts of the class covered by this registration statement, zero Qualified Contracts and zero Non-Qualified Contracts.

Item 28. Indemnification

The United States Life Insurance Company in the City of New York's Bylaws provide in Article X for indemnification of directors, officers and employees of the Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for The United States Life Insurance Company in the City of New York Separate Account USL VL-R, which offers interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of The United States Life Insurance Company in the City of New York affiliates.

(b) The following information is provided for each director and officer of the principal underwriter:

    Name and Principal        Positions and Offices with Underwriter
     Business Address         American General Equity Services Corporation
---------------------------   --------------------------------------------------

Rodney O. Martin, Jr.         Director, Chairman of the Board of Directors,
2929 Allen Parkway            President and Chief Executive Officer
Houston, TX 77019

Mark R. McGuire               Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

    Name and Principal        Positions and Offices with Underwriter
     Business Address         American General Equity Services Corporation
---------------------------   --------------------------------------------------

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

Gary D. Reddick               Director
2929 Allen Parkway
Houston, TX 77019

Larry E. Blews                Vice President, Chief Compliance Officer and
2727 Allen Parkway            Assistant Secretary
Houston, TX 77019

Robert F. Herbert, Jr.        Vice President
2727-A Allen Parkway
Houston, TX 77019

Kathy L. Keith                Vice President
#1 Franklin Square
Springfield, IL 62713

Lucille S. Martinez           Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Edward F. Andrzejewski        Tax Officer
70 Pine Street
New York, NY 10270

Amy Marie Cinquegrana         Assistant Secretary
70 Pine Street
New York, NY 10270

Steven A. Glover              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

    Name and Principal        Positions and Offices with Underwriter
     Business Address         American General Equity Services Corporation
---------------------------   --------------------------------------------------

Lauren W. Jones               Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming               Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore              Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires                Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c)  Compensation From the Registrant.

                   Net Underwriting
Name of Principal   Discounts and     Compensation   Brokerage
Underwriter          Commissions     on Redemption  Commissions  Compensation

American General          0                0             0             0
Equity Services
Corporation

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 830 Third Avenue, New York, New York 10022, The United States Life Insurance Company in the City of New York's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713 or the Houston office located at 2727-A Allen Parkway, Houston, Texas 77019-2191.

Item 31. Management Services

Not applicable.

Item 32. Undertakings

The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted Under the Contracts Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr.,Gary D. Reddick and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VA-R, has caused this amended Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 17th day of December, 2003.


                                        THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        SEPARATE ACCOUNT USL VA-R
                                        (Registrant)


                                   BY:  THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        (On behalf of the Registrant and itself)


                                   BY:  /s/  ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President


[SEAL]


ATTEST:  /s/  LAUREN W. JONES
         -----------------------
         Lauren W. Jones
         Assistant Secretary

     As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                          Date
-----------------------------   ----------------------------   -----------------


/s/  RODNEY O. MARTIN, JR.
-----------------------------   Director and Chairman          December 17, 2003
Rodney O. Martin, Jr.


/s/  DAVID J. DIETZ
-----------------------------   Director, President and        December 17, 2003
David J. Dietz                  Chief Executive Officer



/s/  CHRISTOPHER J. SWIFT
-----------------------------   Director and Chief             December 17, 2003
Christoper J. Swift             Financial Officer



/s/  M. BERNARD AIDINOFF
-----------------------------   Director                       December 17, 2003
M. Bernard Aidinoff


/s/  MARION E. FAJEN
-----------------------------   Director                       December 17, 2003
Marion E. Fajen


/s/  PATRICK J. FOLEY
-----------------------------   Director                       December 17, 2003
Patrick J. Foley


/s/  CECIL C. GAMWELL III
-----------------------------   Director                       December 17, 2003
Cecil C. Gamwell III


/s/  JACK R. HARNES
-----------------------------   Director                       December 17, 2003
Jack R. Harnes

Signature                       Title                          Date
-----------------------------   ----------------------------   -----------------


/s/ DAVID L. HERZOG
-----------------------------   Director                       December 17, 2003
David L. Herzog


/s/  JOHN I. HOWELL
-----------------------------   Director                       December 17, 2003
John I. Howell


/s/  WILLIAM M. KEELER
-----------------------------   Director                       December 17, 2003
William M. Keeler


/s/  NICHOLAS A. O'KULICH
-----------------------------   Director                       December 17, 2003
Nicholas A. O'Kulich


/s/  ERNEST T. PATRIKIS
-----------------------------   Director                       December 17, 2003
Ernest T. Patrikis


/s/  GARY D. REDDICK
-----------------------------   Director                       December 17, 2003
Gary D. Reddick


/s/  MARTIN J. SULLIVAN
-----------------------------   Director                       December 17, 2003
Martin J. Sullivan

                                  EXHIBIT INDEX
                                  -------------

Item 24. Exhibits

     (4)(a)      Form of Immediate Variable Annuity Contract, Form No. 03017N.

     (5)(a) Form of Single Premium Immediate Annuity Application, Form No. USL0354-33 Rev0703.

     (5)(b) Specimen form of Single Premium Immediate Variable Annuity Application Supplement for Variable Contracts, Form No. AGLC100819-33 Rev1103.

     (8)(d)(ii) Form of Amendment No. 1 to Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc.

     (8)(e)(ii) Form of Amendment No. 1 to Participation Agreement by and Among The United States Life Insurance Company in the City of New York and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc.

     (8)(f)(ii) Form of Amendment No. 1 to Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund,

     (8)(p)(ii) Form of Amendment No. 1 to Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC.

     (8)(q)(ii) Form of Amendment No. 1 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York.

     (8)(t)(iii) Form of Second Amendment to Participation Agreement Among The
                 United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company.

     (10)(a)     Consent of Independent Accountants, PricewaterhouseCoopers,
                 LLP.

     (10)(b)     Consent of Independent Auditors, Ernst & Young, LLP.

                                       E-1